

05049714

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FISHER SCIENTIFIC INTERNATIONAL INC.
2004 ANNUAL REPORT

Fisher Scientific International Inc.

FISHER SCIENTIFIC: A WORLD LEADER IN SERVING SCIENCE

Fisher Scientific International Inc. (NYSE: FSH) is a leading provider of products and services to the scientific community. Fisher facilitates discovery by supplying researchers and clinicians in labs around the world with the tools they need. We serve pharmaceutical and biotech companies; colleges and universities; medical-research institutions; hospitals; reference, quality-control, process-control and R&D labs in various industries; as well as government agencies. From biochemicals, cell-culture media and proprietary RNAi technology to rapid-diagnostic tests, safety products and other consumable supplies, Fisher provides more than 600,000 products and services. This broad offering, combined with Fisher's globally integrated supply chain and unmatched sales and marketing presence, helps make our 350,000 customers more efficient and effective at what they do.

Founded in 1902, Fisher Scientific is a FORTUNE 500 company and is a component of the S&P 500 Index. Fisher has approximately 17,500 employees worldwide, and our annual revenues are expected to exceed $5.5 billion in 2005. Fisher Scientific is a company committed to high standards and delivering on our promises – to customers, shareholders and employees alike. Additional information about Fisher is available on the company's Web site at www.fisherscientific.com.

1 FUTURE...

CONTENTS

Devin Leake, research scientist, and Stephanie Hartsel, associate director of production, discuss the use of Dharmacon's chemically synthesized siRNA (small interfering RNA) in gene-function analysis. Acquired by Fisher in 2004, Dharmacon is the world's leading supplier of innovative RNA-interference products.


1 FISHER

Fisher is one company that can meet virtually all of the laboratory needs of the scientific researcher and clinician. We support our customers in their efforts to improve health, extend life and keep people safe, and that purpose unites us.

1 TEAM

The Fisher team is 17,500 employees strong, and we are united in our effort to meet the ever-changing needs of our customers.



FINANCIAL HIGHLIGHTS

Years Ended December 31,	2004	% change 04 vs. 03	2003	2002
in millions, except per share amounts				
Sales	$4,662.7	31%	$3,564.4	$3,238.4
Income from operations	287.0	11%	258.6	245.1
Adjusted income from operations	476.3	72%	276.7	242.9
Adjusted EBITDA	612.5	70%	360.0	311.3
Diluted EPS	1.80	40%	1.29	0.87
Adjusted diluted EPS	2.89	22%	2.36	1.77
Intangible amortization per share [1]	0.23	77%	0.13	0.09
Operating cash flow	392.8	80%	218.0	159.3
Capital expenditures	93.4	16%	80.2	43.9
Free cash flow [2]	299.4	117%	137.8	115.4

See "Supplementary Information" on page 23, "Selected Financial Data" on page 24 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 25 for information regarding restructuring and other charges (credits) and the cumulative effect of an accounting change.

[1] Included in diluted and adjusted diluted EPS.

[2] Free cash flow is cash provided by operating activities less capital expenditures.



David T. Della Penta
President and Chief
Operating Officer

Paul M. Montrone
Chairman and
Chief Executive Officer

Paul M. Meister
Vice Chairman

DEAR INVESTORS:

For Fisher Scientific, 2004 was a year of hard work and achievement. We remained focused on driving profitable growth to enhance shareholder value. Sales, net income and operating cash flow reached all-time highs. We improved profitability in our primary businesses: scientific products and services and healthcare products and services. And Fisher continued to take advantage of the fixed-cost leverage inherent in our business by aggressively managing expenses, improving our systems and increasing productivity.

We completed three significant acquisitions that added to our position in the high-growth, life-science arena and contributed to our strong performance. Through it all, we maintained continuity – staying on the same principal trajectory we've been on for the last 14 years.

To advance our position in the biosciences area, we began 2004 by completing two key acquisitions.

Dharmacon, Inc. gave us a stronghold in RNAi (RNA interference) – a technology at the very frontier of biotech research. RNAi is a powerful tool for screening thousands of genes, thereby increasing the efficiency of the drug-discovery process. RNAi was recently cited in *R&D* magazine as one of the hottest technologies of 2005, and its market is expected to grow dramatically during the next few years. Dharmacon is the world's leading supplier of innovative RNA-interference products. It currently produces a majority of the world's commercially synthesized RNA.


SALES
IN BILLIONS
2004
$4.7
2003
$3.6
2002
$3.2

Fisher's revenues grew significantly in 2004, rising by 31 percent to nearly $4.7 billion from $3.6 billion in 2003. These results reflected strong performance in our key markets and the addition of Apogent.

Our acquisition of Oxoid Group Holdings Limited was another step forward in enhancing our position in the life-science market. Oxoid is one of the world's leading manufacturers of microbiological culture media and other products that test for bacterial contamination.

Combining Industry Leaders

Our most significant transaction of the year was our combination with another industry leader, Apogent Technologies Inc. As a manufacturer of laboratory and life-science products for scientific research and healthcare diagnostics, Apogent was a perfect fit with our strategic objectives and further advanced our participation in the high-growth life-science marketplace. We completed the merger in August and are well on our way to achieving our target of $100 million in annual cost savings from the combination.

Apogent brought Fisher a number of industry-leading brands that bolster our proprietary-product portfolio. Some products broaden our bioscience offering. Others strengthen our healthcare business by adding pathology and immunochemistry products as well as products targeted at clinical-lab testing. The addition of Apogent also gives us greater control over the research and development of new products, which will benefit our customers.

As we grow, we continue to fulfill our primary role of providing one-stop shopping for the scientist. We remain true to this 103-year tradition of offering our customers the broadest possible choice of products, representing the very best work of our companies and our thousands of supplier partners.

All the products that we sell, whether we manufacture them or not, must meet the same exacting standards. We will continue to be a cost-efficient supplier, providing our customers with high-quality, innovative products and top-notch service.

The $3.9 billion Apogent transaction was significant because it clearly distinguished Fisher as a leader in consolidating the fragmented scientific-supply industry. We are in a good position to continue growing Fisher through additional acquisitions.

Expanding Global Operations

Beyond these corporate transactions, we made investments in 2004 that lower our costs, provide us with greater access to markets and position us for future growth.

Outside the United States, we focused our attention on Asia. We opened a production facility for HyClone cell-culture products near Beijing, China in January 2005 and will soon open a new plant in Kuala Lumpur, Malaysia for manufacturing laboratory equipment. Our expansion tracks the rapid development of science in countries like China and India, which continue to employ more and more scientists.

We also completed facility expansions for Fisher Clinical Services in both Basel, Switzerland and Allentown, Pennsylvania, responding to the growth in clinical trials. To support the rising demand from pharmaceutical and biotechnology customers, we expanded our cell-culture facility for HyClone products in Cramlington, England, Oxoid's manufacturing plant for microbiology products in Perth, Scotland and a

INCOME FROM OPERATIONS
IN MILLIONS


ADJUSTED
REPORTED – GAAP
$476
$277
$245
$287
$243
$259
2002
2003
2004

SEE SUPPLEMENTARY INFORMATION ON PAGE 23.

The increase in operating income that Fisher achieved in 2004 was driven by significant operating-margin improvement resulting from an expansion in our proprietary-product portfolio.

facility for Pierce bioscience products in Rockford, Illinois. Cell-culture products are an essential consumable supply in the production of virtually all biotechnology-based drugs, and Pierce's products are important tools for scientists engaged in life-science research, drug discovery and protein-based drug production.

Financial Highlights

Our focus on executing our initiatives to drive profit growth once again produced favorable financial results in 2004 that exceeded our initial estimates. Highlights of our performance include:

- Record sales of $4.7 billion, a 31 percent increase over 2003;
- Record operating cash flow of $393 million; and
- Diluted earnings per share of $2.89, excluding restructuring charges and other items detailed in the supplementary table on page 23.

Our balance sheet strengthened dramatically, with equity increasing to $3.9 billion at the end of 2004. Our market capitalization is now $7.4 billion and has given us entry into the S&P 500 Index and the MSCI World Index.

We have a simple, focused strategy that we have been following for years. It is to build our preeminence in perhaps the best growth market of our times – keeping people alive and healthy. Demand for Fisher's products and services grows as the need for new medicines, clinical tests, and public safety increases. We serve researchers developing new drugs to cure disease or extend life; biopharmaceutical-production facilities that make the medicines; and laboratory clinicians administering an increasing number of tests to identify predisposition to a disease, diagnose health problems and monitor therapies. We also serve government agencies, the military, firefighters and other first responders who are working to protect our environment from contamination and keep citizens safe.

By staying focused on this strategy and exercising the discipline necessary to execute our profit-growth initiatives, we continue to meet our financial targets.

Challenges and Opportunities Ahead

Notwithstanding our success in 2004, for us to continue to prosper we must anticipate shifts in our industry and align ourselves with opportunities. Some have questioned whether the difficulties faced by a few of our pharmaceutical customers will affect us. The most widely reported news includes the recall of several blockbuster drugs, the failure of new drugs to receive Food and Drug Administration (FDA) approval and the pressure for drug importation.

Normally problems with customers lead to problems for service providers. But in our case, overall market dynamics should continue to provide growth opportunities for us. For example, the aging population will continue to result in increased demand for clinical testing and for new medicines; the criticism lodged against the FDA for not being rigorous enough in their drug approvals will surely precipitate more research and more clinical trials; and the pressure on pharmaceutical companies to reduce their development time and costs will benefit Fisher because our services help customers enhance their efficiency.



Fisher is stronger today than it has ever been.

In addition, the big underlying trends to develop genome-based diagnostics and "personalized medicines" are continuing unabated. This creates more opportunities for us to provide researchers with the tools they need to develop these therapies.

There are other positive indications in the primary markets we serve. Scientific-research spending has grown for as long as we have records, and the abundant capital available for funding new development should continue this trend. After a brief slowdown in recent years, investments in biotechnology increased in 2004 and many venture capitalists predict that it will move up again this year.

Non-government funding for medical research is also growing at institutes across the United States. One example is the Bill and Melinda Gates Foundation, which is now spending $900 million per year funding innovative research to solve global-disease problems.

At Fisher Scientific, we constantly survey the marketplace to identify emerging trends and capitalize on opportunities. For example, for years we have sold a wide range of lab-safety equipment and supplies. As homeland-security concerns rapidly rose, Fisher responded immediately to provide government customers with an extensive line of safety products. We even developed an innovative program to help state and local governments track domestic-preparedness spending. We continue to believe that demand from government customers, driven by homeland-security and bioterrorism initiatives, will remain strong.

The long-term market dynamics continue to be favorable for Fisher. Our challenge is to make sure we have the resources in place to capture the opportunities available to us. We are building management depth across the company to prepare for future growth. The biggest payoff for Fisher will come from being an innovative and cost-efficient supplier to our customers and enabling them to focus on what they do best – improving health and extending life.

Fisher is stronger today than it has ever been. Working together with a common focus, our people make a difference. We owe our strength to the tireless dedication of our employees and to our management team and directors for setting our priorities and defining our strategy. We are also grateful for the support of our loyal supplier partners and customers.

It is an honor to be part of this growing and exciting enterprise that does such good work for the well being of people around the world. With our eye on the future and one focus, our objective is to continue to set more records in 2005.

Paul M. Montrone
Chairman and Chief Executive Officer

March 18, 2005

1 FISHER...

Our company is bound together by a single purpose – to support our customers in their efforts to improve life and make people safer and healthier.

1 COMPANY

Fisher Scientific has many parts, and our businesses are engaged in a wide range of activities to serve our customers. From lab equipment, clinical diagnostics, innovative RNA-interference and cell-nutrition products to bio-contamination tests, personal-protection gear, pharmaceutical services and supply-chain management – our products and services touch scientific research, clinical testing and public safety at many points. We provide tools that enable our customers to be faster and better at what they do best.

But despite our diverse activities, our company is bound together by a single purpose – to support our customers in their efforts to improve life and make people safer and healthier. Everything we do to grow and develop the company is a continuation of this 103-year tradition.

Since our public offering in 1991, Fisher Scientific has completed nearly 40 acquisitions. In the past 18 months alone, the company acquired Apogent Technologies, Dharmacon, Oxoid and Perbio Science in transactions valued at approximately $5 billion. Integrating new people, products and processes is hard work, but Fisher has a proven track record of successfully combining new businesses with existing ones to continuously strengthen our one company. The company focuses on having the right leaders in the organization – leaders who know their business, their customers and their employees.



Detecting Proteins
Ray Ignacio, associate research scientist for Pierce products, reviews data from a Western blot at Fisher's expanded biosciences facility in Rockford, Illinois. Western blotting is a tool for protein detection.



Improving Health
Dr. Scott Armstrong, researcher and oncologist at Dana-Farber Cancer Institute in Boston, examines his patient, Matthias Finkemeyer. Dr. Armstrong is conducting innovative research to find new treatments for leukemia. Fisher is Dana-Farber's primary supplier for research-laboratory supplies and equipment.

Fisher's goal is to build the world's greatest resource for products and services for the scientist and clinician.

1 STRATEGY

As Fisher grows, the company continues to execute its proven business strategy by focusing on driving profitable growth. It's a course Fisher established in 1991, and the companies acquired in 2004 are significant steps on that same path. These transactions expanded our offering to life-science and biopharmaceutical-production customers and strengthened our portfolio of scientific-research and clinical-laboratory products. They also increased cash flow and improved our margins.

In addition to pursuing promising acquisition candidates, we also drive profitable growth by making investments in existing businesses, including the expansion of operations that manufacture bioresearch and cell-culture products. We continue to turn to Asia and other parts of the world for opportunities to increase sales, serve emerging markets and lower our costs.

Our principal goal is to build the world's greatest resource for products and services for the scientist and clinician. For our customers, it means providing them with what they want, when they want it.

1 SOURCE

One of Fisher's greatest strengths is its ability to provide products and services that meet virtually all of a scientific researcher's or a clinician's laboratory needs.

Pharmaceutical and biotech companies face growing pressure to improve efficiency and lower their costs. Scientists shouldn't be bothered with determining which thermocycler is best or worried about whether or not a cell-culture media will nourish the cells they're growing in an experiment. Our value proposition is helping these customers manage everything that isn't core science.

Clinicians also turn to Fisher for all of their consumable supplies and instruments, including rapid-diagnostic kits used to test for life-threatening conditions such as cardiovascular disease and viral infections. The aging U.S. population and the development of new diagnostic tests drive our growth. More than 5 billion tests, or about 20 per person, were administered last year.

Beyond supplying customers with innovative products, Fisher offers them supply-chain management services, delivery systems and business solutions that enable them to lower their costs, enhance efficiency and focus on their areas of expertise.



State Capitol
in Austin, Texas
Texas is one of many states that Fisher is helping to streamline homeland-defense grant spending. Using our Fisher Quartermaster™ program, more than 1,400 local jurisdictions in Texas can purchase domestic-preparedness items online. The innovative program also provides administrators with the ability to track spending.

1 WORLD







Albuquerque, New Mexico: Steve Greenwell, Fisher HealthCare sales representative, consults with Laurie Lundmark, histology manager at TriCore Laboratories. TriCore's new facility, which features Fisher Hamilton lab equipment, is a regional reference lab for hospitals and physicians in the area. Fisher HealthCare is TriCore's primary supplier for clinical-laboratory supplies, diagnostic reagents and business solutions.

Lafayette, Colorado: David Mierzejewski, research associate, loads a solid-support column into an RNA-synthesis instrument. Dharmacon is the world's leading supplier of synthetic RNA and siRNA. Dharmacon's proprietary 2'-ACE® RNA-synthesis chemistry provides higher yields and product purity than competing RNA-synthesis technologies.

Cramlington, England: Production Technician Faye Hedley fills a customer's order for 50-liter HyClone BioProcess Containers™. The single-use storage systems protect media and process liquids from contamination.



Frankfurt, Germany: Fisher Scientific has more than 3,500 sales representatives and technical specialists worldwide. In Frankfurt, Germany, Fisher Account Manager Sabine Remberger explains Fisher's supply-chain-management solutions to Sanofi-Aventis Scientist Dr. Wolfgang Schmidt. Sanofi-Aventis is the world's third largest pharmaceutical company.



Beijing, China: At one of Fisher's newest manufacturing facilities for HyClone cell-culture products, Colin Du, product manager, prepares liquid media for scientists at a nearby university. The facility opened in January 2005.





Fisher Scientific serves customers located in more than 150 countries around the world. At any hour of the day or night, our employees are working to serve the needs of our customers.

As a result of more than a century of providing quality products and services to scientists, Fisher is one of the most powerful brands in the laboratory and is recognized in virtually every significant lab in the world.

FSH QUESTIONS AND ANSWERS

Paul M. Meister
Vice Chairman

Kevin P. Clark
Vice President and Chief Financial Officer

Carolyn J. Miller
Director of Investor Relations

Q: What do you consider your greatest strength?

A: Fisher Scientific is a leader in the markets we serve. These markets are growing, and we have created a unique platform that will allow us to capitalize on that growth.

From a customer's perspective, keeping a lab supplied is more complicated than it might seem. There are thousands of products to choose from, rapid technological changes, complex evolving regulations and important quality standards to meet. Because of our expertise, services and systems, we make the process faster and easier, and our customers value having one supplier who can meet all of their needs and help them increase their efficiency.

Fisher has developed a unique supply channel, one that allows us to provide our customers with what they want, when they want it. This positions us to increase our presence with those customers, enhance our profitability and accelerate our growth.

Q: You announced the merger with Apogent about one year ago. How has it performed relative to your expectations and how have your customers and suppliers reacted to the transaction?

A: We have been very pleased with Apogent's performance, which has fully met our expectations. As you may know, we were Apogent's largest customer, and Apogent sold its products into the same markets that Fisher serves. So, we were very familiar with the marketplace as well as the products themselves.

With respect to the integration, there is an enormous amount of work going on, and we are pleased with the progress to date. Under way are 40 integration projects of varying length and complexity, and these all contribute to our projected cost-saving synergies. We remain committed to our estimate of achieving annual cost savings of $100 million.

Clearly, Apogent enhanced our portfolio of self-manufactured products. However, we have always had a proprietary element in our offering, and the primary concern of our customers is to get the products they want. Their focus is on the value we provide as one supplier that can support all of their needs and help them increase their efficiency. Our recent acquisitions help us to do just that.

On the supplier front, we have made it clear that we intend to continue to offer our customers choice. We will meet their needs with a broad portfolio of quality products that include both our own proprietary brands and the brands of our thousands of strategic suppliers.

Q: Fisher has completed 37 acquisitions since you went public in 1991, with Apogent being the largest. What's next on the horizon?

A: We provide our products and services to a $50 billion global market with strong underlying growth dynamics and significant consolidation opportunities. For example, the largest market we serve – the global scientific-research market – is characterized by a few large, full-service suppliers and significant fragmentation among a wide array of product manufacturers.



Given the factors that ultimately drive consolidation – including the desire for cost-effectiveness and efficiency on the part of pharmaceutical companies, academic institutions and other research institutions – we generally expect to see this market consolidate. Given our significant free-cash generation and strong balance sheet, we expect to continue to be a significant driver of this consolidation. Through 37 acquisitions, we have honed our acquisition and integration skills, which give us a competitive edge in this environment.

Our principal focus for acquisition is in the area of consumable life-science products. Additionally, we will continue to build our pharmaceutical-services business. We are also interested in continuing to consolidate and enhance the efficiency of the supply chain, particularly in the global scientific-research market.

Q: How will you continue to increase shareholder value in 2005 and beyond?

A: By focusing on opportunities to increase margins, cash flow and overall revenue growth. These opportunities include:

- Synergies – Realizing the $100 million in cost-saving synergies associated with the Apogent transaction is one of the most significant opportunities we have to increase margins and cash flow. We are on track to achieve these savings.
- Fixed-Cost Leverage – We will continue to take advantage of the fixed-cost leverage inherent in our business by aggressively managing expenses, improving our systems and increasing productivity.
- Working Capital – Through a wide array of internal initiatives, we expect to continue to make progress on reducing our investment in working capital in our traditional businesses. And, we have identified significant opportunities to improve working-capital management at recently acquired businesses such as Apogent.
- Top-Line Growth – We are increasing our investment in research and development to accelerate new-product introductions. Key product areas like serum-free media and disposable bioprocessing containers provide opportunities to enhance revenue growth. We also believe that demand for our services will increase as pressure to improve productivity continues to mount on the pharmaceutical industry. We provide both products and services that enhance efficiency and lower the cost of drug development, and we are expanding our capabilities to better serve this need.
- Sales and Marketing – Several sales and marketing initiatives will allow us to capitalize on the cross-selling opportunities and greater technical expertise that our recent acquisitions added. These initiatives will enhance our ability to sell more sophisticated products and better meet the needs of our end users.

1 FISHER SCIENTIFIC AT A GLANCE

BUSINESS SEGMENTS	SEGMENT FUNDAMENTALS
SCIENTIFIC PRODUCTS AND SERVICES	Revenue: $3.5 billion Market Size: $40 billion Long-Term Growth Rate: 6%–10% Market Drivers: • R&D spending • Industry consolidation • Growing number of biotech drugs • Pressure on drug-development costs • Growth in homeland-security spending Customers Include: • Pharmaceutical companies • Biotech companies • Colleges and universities • Medical-research institutions • Hospital-research laboratories • Government agencies • Quality-control, process-control and research-and-development labs
HEALTHCARE PRODUCTS AND SERVICES	Revenue: $1.1 billion Market Size: $10 billion Long-Term Growth Rate: 4%–5% Market Drivers: • Aging population • Demand for specialized testing Customers Include: • Hospitals and group-purchasing organizations • Clinical and reference labs • Physicians' offices
LAB WORKSTATIONS	Revenue: $0.2 billion Market Size: $1 billion Long-Term Growth Rate: GDP Customers Include: • Pharmaceutical and biotechnology companies • Medical labs and research institutions • Colleges, universities and secondary schools



2004 **FISHER** FINANCIALS

Proprietary Protein, DNA and Cell-Culture Products
- Products for the characterization, purification, modification and immunodetection of proteins
- Cell-culture media, sera and sterile-liquid-handling systems for biopharmaceutical research and production
- RNA technology, including RNAi and siRNA, for life-science research and drug discovery
- Microbiological-culture media and products that test for bacterial contamination
- PCR reagents and modifying enzymes

Fine and High-Purity Chemistry
- Innovative reagents and building blocks for organic synthesis
- Laboratory reagents, organic chemicals and organic-synthesis products
- Combinatorial library services, with a specialization in diverse drug-like molecules
- Custom nucleotides for therapeutic and diagnostic applications
- Custom synthesis in development and production quantities
- Related chemical services

Pharmaceutical Services
- State-of-the-art cGMP packaging, labeling, distribution and tracking of clinical-trial supplies
- Repackaging and distribution of customized quantities of pharmaceutical intermediates
- Synthesis capability for intermediates, supported by strong development chemistry and kilo manufacture to cGMP standards
- Manufacturing scale-up from research to production quantities
- Analytical product testing and validation

Other Value-Added Services
- Product standardization and cost-reduction programs for the lab
- End-to-end procurement services
- Supply-chain management services
- Lab-startup programs
- Proprietary programs for tracking funds
- On-site service, repair and calibration of equipment

Clinical-Testing Supplies and Equipment
- Instrument systems for clinical chemistry, immunoassay, hematology, coagulation and microbiology
- Histology, cytology and other anatomical-pathology consumables as well as automated-instrumentation systems, such as detection and primary-antibody kits, stains, specimen-collection containers, tissue-processing reagents, microscope slides, microtomy and slide-staining instruments
- General supplies and consumables for clinical, reference and physician-office labs provided by Fisher and its suppliers

Diagnostic Products and Services
- Design, development, production and packaging of diagnostic tests and test kits
- Antibody purification and organic synthesis
- Broad selection of specialty diagnostic tests for drugs of abuse as well as life-threatening conditions – such as cardiovascular disease and viral infections

Lab Workstations and Fume Hoods
- Innovative, high-quality laboratory workstations, benches, casework and air-flow products in a wide variety of choice materials
- Custom lab furnishings to support architectural design specifications
- Complete line of mobile lab workstations to enable rapid reconfiguration

	PERFORMANCE

General Lab Supplies, Equipment and Consumables

- Comprehensive offering of consumables and supplies provided by Fisher and its suppliers
- Bioreagents, biochemicals, specialty antibodies and proteins
- Automated instrumentation and high-throughput screening reagents and supplies
- Bench-top lab equipment and instrumentation

Safety Supplies, Equipment and Services

- Chemical/biological contamination testing
- Environmental-monitoring equipment
- Personal-protection supplies and equipment
- Complete support for first responders

Manufacturing and Production Products and Services

- Process controls such as temperature, pressure and pH instruments
- Fluid-management systems including flow-control equipment, pumps, valves and fittings

Educational products for K-12 science and math classes and support services for school-laboratory construction and renovation

SCIENTIFIC PRODUCTS AND SERVICES SALES
IN BILLIONS


2004
$3.45
2003
$2.50
2002
$2.26

Other Value-Added Services

- Product standardization and cost-reduction programs for the lab
- Consulting for physician-office labs
- Medical-technician recruitment and professional development
- Supply-chain management services

HEALTHCARE PRODUCTS AND SERVICES SALES
IN BILLIONS


2004
$1.07
2003
$0.88
2002
$0.81

- Highly efficient laboratory fume hoods and bio-safety cabinets
- Complete laboratory design and installation services

LAB WORKSTATIONS SALES
IN BILLIONS


2004
$0.18
2003
$0.21
2002
$0.19

KEY FACTS

Founded: 1902
Stock Symbol: NYSE – FSH
Index: S&P 500; MSCI World
Customers: 350,000
Countries Served: 150
Employees: 17,500
Products: 600,000
Sales Representatives: 2,700
Technical Specialists: 800

STRENGTHS

- Fisher Scientific Brand
- Premier Proprietary-Product Offering
- Innovative Product Development
- Leading E-Commerce Capabilities
- Strong Financial Record
- Industry-Leading Global Sales Network
- State-of-the-Art Logistics Capabilities
- Acquisition and Integration Skills
- Experienced Management Team

FINANCIALS

SALES IN BILLIONS


$3.6
$4.7
$5.6
2003
2004
2005*

EARNINGS**


$2.36
$2.89
$3.45–
$3.60
2003
2004
2005*

*Management estimates as of Feb. 8, 2005. Sales estimate excludes the effect of foreign exchange
**Excludes restructuring and other charges (credits)

STOCK PERFORMANCE (AS OF MARCH 18, 2005)


FSH
S&P 500
1994
1996
1998
2000
2002
2004

Since its 1991 public offering, Fisher has provided a 26 percent compound annual return to its shareholders.

EQUITY FUNDAMENTALS (AS OF MARCH 18, 2005)

52-week Range: $52.24–$64.95
Equity Market Cap: $7.4 billion
Shares Outstanding: 120 million
Public Float: 98%
Diluted Shares Outstanding (2005 average): 127 million

CUSTOMER AND MARKET DATA

DIVERSE CUSTOMER BASE


8% Reference Labs/Other
22% Pharma/Biotech
14% Hospitals
11% Colleges/Universities
29% Other Scientific Research*
7% Medical Research
9% Government

PERCENT OF SALES

NO SINGLE CUSTOMER > 3% OF SALES

*Includes food/agriculture, environmental testing, chemical and other industrial companies

MARKETS SERVED


U.S. Clinical Lab $10 billion
Global Scientific Research $23 billion
U.S. Lab Safety and Personal Protection $12 billion
Global Biopharma-Production Supplies** $5 billion

**Includes bioreactors, containers, sera and media, process liquids, chromatography and filtration products and other supplies

The aforementioned amounts exclude restructuring and other charges (credits) and the cumulative effect of an accounting change (See "Selected Financial Data" on page 24).

Year Ended December 31,	2004	2003	2002
(In millions, except per share amounts)			
INCOME FROM OPERATIONS	$287.0	$258.6	$245.1
Restructuring charges (credits)	7.8	–	(2.2)
Other charges	181.5	18.1	–
ADJUSTED INCOME FROM OPERATIONS	476.3	276.7	242.9
Other income (expense), net	10.2	(77.7)	(12.3)
Cost of refinancing and financial instruments	16.6	81.6	11.2
Depreciation and amortization, net of deferred financing fees and accelerated depreciation	132.1	79.4	69.5
Gain on sale of investment	(22.7)	–	–
Adjusted EBITDA	$612.5	$360.0	$311.3
DILUTED NET INCOME PER SHARE	$ 1.80	$ 1.29	$ 0.87
Restructuring charges (credits)	0.06	–	(0.02)
Other charges	0.92	0.19	–
Cost of refinancing and financial instruments	0.11	0.88	0.12
Cumulative effect of accounting change	–	–	0.80
ADJUSTED DILUTED NET INCOME PER SHARE	$ 2.89	$ 2.36	$ 1.77

SELECTED
FINANCIAL DATA

This summary of selected financial data for the five-year period ended December 31, 2004 should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Financial Statements presented elsewhere herein. See Note 1 – Nature of Operations and Note 2 – Summary of Significant Accounting Policies for a further discussion of the basis of presentation, principles of consolidation and defined terms.

Year Ended December 31,	2004	2003	2002	2001	2000
(In millions, except per share amounts)					
STATEMENT OF OPERATIONS DATA:					
Sales	$4,662.7	$3,564.4	$3,238.4	$2,880.0	$2,622.3
Income from operations [(a)]	287.0	258.6	245.1	131.1	156.3
Income before cumulative effect of accounting change	166.4	78.4	96.7	16.4	22.7
Net income [(b)]	166.4	78.4	50.6	16.4	22.7
SHARE DATA:					
Net income per common share:					
Basic income per common share before cumulative effect of accounting change	$ 1.93	$ 1.38	$ 1.77	$ 0.33	$ 0.57
Cumulative effect of accounting change	–	–	(0.84)	–	–
Basic net income per common share	$ 1.93	$ 1.38	$ 0.93	$ 0.33	$ 0.57
Diluted income per common share before cumulative effect of accounting change	$ 1.80	$ 1.29	$ 1.67	$ 0.31	$ 0.51
Cumulative effect of accounting change	–	–	(0.80)	–	–
Diluted net income per common share	$ 1.80	$ 1.29	$ 0.87	$ 0.31	$ 0.51
Weighted-average common shares outstanding:					
Basic	86.2	56.9	54.5	49.4	40.1
Diluted	92.2	60.6	57.9	53.0	44.4
BALANCE SHEET DATA (AT END OF YEAR):					
Working capital	$ 723.3	$ 362.3	$ 186.1	$ 120.1	$ 142.8
Total assets	8,090.2	2,859.4	1,871.4	1,839.2	1,385.7
Long-term debt	2,309.2	1,386.1	921.8	956.1	991.1

(a) In 2004, income from operations includes charges of $82.9 million ($53.0 million, net of tax) to step up the fair value of inventory from the Apogent, Oxoid, Dharmacon, and Perbio acquisitions, $25.0 million ($16.6 million, net of tax) of integration costs, $7.8 million ($5.2 million, net of tax) of restructuring charges, $6.0 million ($3.8 million, net of tax) of a charitable contribution, and $67.6 million ($43.7 million, net of tax) of impairment charges for goodwill and other long-lived assets. Income from operations also includes charges of $18.1 million ($11.4 million, net of tax) to step up the fair value of inventory from the Perbio acquisition in 2003, $2.2 million ($1.4 million, net of tax) of restructuring credits relating to a reduction in estimated severance costs in 2002, $61.2 million ($38.5 million, net of tax) of restructuring and other charges in 2001, and $8.4 million ($5.2 million, net of tax) of restructuring credits and other charges in 2000. Refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(b) Net income includes the charges described in (a) above and, in 2004, includes $14.4 million ($9.0 million, net of tax) of debt refinancing charges, $22.7 million ($21.5 million, net of tax) gain on sale of investment, $2.2 million ($1.4 million, net of tax) charge for the termination of a foreign currency contract, and a $10.9 million tax provision credit related to finalizing certain domestic and foreign tax audits and negotiations. Net income in 2003 includes the charges described in (a) above and charges of $43.8 million ($27.6 million, net of tax) for call premiums and $22.1 million ($13.9 million, net of tax) for the write-off of deferred financing fees, as well as $15.7 million ($9.9 million, net of tax) for the purchase of options to hedge foreign currency exposure and $2.8 million ($1.8 million, net of tax) for bridge financing fees, each related to the Perbio acquisition. Net income in 2002 includes the amounts described in (a) above and includes a charge of $11.2 million ($7.1 million, net of tax) consisting of $7.1 million of fixed-swap unwind costs and $4.1 million of deferred financing and other costs associated with the refinancing of our term debt. Net income in 2000 includes the amounts in (a) above and a $23.6 million ($14.9 million, net of tax) write down of investments in certain Internet-related ventures.

OVERVIEW

We generate our revenues through the sale of more than 600,000 products and services to the global scientific research, global biopharma production supplies, U.S. clinical laboratory, and U.S. lab safety and personal protection markets. We generated approximately 80% of our revenues from the sale of consumable products. We offer both proprietary products and products that we source from suppliers.

We offer and sell our products and services to more than 350,000 customers located in over 150 countries. Our customers include pharmaceutical and biotechnology companies; colleges and universities; medical research institutions; hospitals and reference labs; government agencies; original equipment manufacturers; quality control and process control and research and development laboratories. No single customer represents more than 3% of our total sales. For further information regarding our business, refer to "Item 1–Business," which is included in Fisher's Form 10-K.

ACQUISITIONS

We continually evaluate potential strategic acquisitions to increase the breadth of our proprietary product and service offerings and accelerate our revenue growth, enhance our margins and increase our cash flow. Since our initial public offering in 1991, we have completed 37 acquisitions. The following is a brief description of the material transactions we have completed since January 1, 2002.

On August 2, 2004 we completed an approximately $3.9 billion combination with Apogent in a tax-free, stock-for-stock merger including the assumption of debt with a fair value of approximately $1.1 billion. Apogent shareholders received 50.6 million shares of Fisher common stock representing 0.56 shares of Fisher common stock for each share of Apogent common stock they owned. Apogent is a diversified worldwide leader in the design, manufacture and sale of laboratory and life-science products essential for scientific research and healthcare diagnostics. The results of Apogent have been included in the scientific products and services segment and the healthcare products and services segment from the date of acquisition.

On April 1, 2004, we acquired Dharmacon for $80 million in cash. Dharmacon focuses on RNA technologies, including RNA interference and small interfering RNA, which are tools for life-science research that increase the efficiency of the drug discovery process. The results of Dharmacon have been included in the scientific products and services segment from the date of acquisition.

On March 1, 2004, we acquired Oxoid for $330 million in cash. Oxoid is a United Kingdom-based manufacturer of microbiological culture media and other diagnostic products that test primarily for bacterial contamination, with sales primarily outside of the United States. The results of Oxoid have been included in the scientific products and services segment from the date of acquisition.

On September 8, 2003, we acquired Perbio Science AB ("Perbio"), a Swedish public company, for $689 million in cash plus assumed net debt of approximately $44 million. Perbio manufactures and sells consumable tools for protein-related research and protein-based biopharma drug production. The acquisition of Perbio enhanced our footprint in the life sciences market and increased our proprietary product offerings. From the date of acquisition, the bioresearch and cell culture divisions of Perbio, which accounted for approximately 90% of total Perbio revenues, have been included in the scientific products and services segment, and its medical device division, which accounted for the remaining 10% of total Perbio revenues, has been included in the healthcare products and services segment.

RESULTS OF OPERATIONS

Our operations are organized into three reporting segments: scientific products and services, healthcare products and services, and laboratory workstations.

1. SCIENTIFIC PRODUCTS AND SERVICES segment provides products and services primarily to entities conducting scientific research, including drug discovery and drug development, quality and process control and basic research and development. This segment manufactures and/or distributes a broad range of biochemicals and bioreagents; organic and inorganic chemicals; sera; cell culture media; sterile liquid-handling systems; microbiology media and related products; scientific consumable products, instruments and equipment; safety and personal protection products; and other consumables and supplies. Additionally, this segment provides services to pharmaceutical and biotechnology companies engaged in clinical trials, including specialized packaging, over-encapsulation, labeling and distribution for phase III and phase IV clinical trials, as well as combinatorial chemistry, custom-chemical synthesis, supply-chain management and a number of other services.

2. HEALTHCARE PRODUCTS AND SERVICES segment manufactures and distributes a wide array of diagnostic kits and reagents, equipment, instruments, medical devices and other consumable products to hospitals and group-purchasing organizations, clinical laboratories, reference laboratories, physicians' offices, original equipment manufacturers and other distributors that serve such customers located primarily in the U.S. In addition, we also manufacture and distribute ear, nose and throat medical devices outside the U.S. This segment also provides outsourced manufacturing services for diagnostic reagents, calibrators and controls to the healthcare and pharmaceutical industries.

3. LABORATORY WORKSTATIONS segment manufactures and sells laboratory workstations and fume hoods and provides lab-design services for pharmaceutical and biotechnology customers, colleges, universities and secondary schools, hospitals and reference labs.

SALES

The following table presents sales and sales growth by reportable segment for the years ended December 31, 2004, 2003 and 2002 (dollars in millions):

	2004		2003		2002
	Sales	Sales Growth	Sales	Sales Growth	Sales
Scientific products and services	$3,454.7	38%	$2,501.0	11%	$2,258.0
Healthcare products and services	1,067.4	22%	877.2	9%	806.7
Laboratory workstations	176.1	(15)%	206.1	6%	193.9
Eliminations	(35.5)		(19.9)		(20.2)
Total	$4,662.7	31%	$3,564.4	10%	$3,238.4

CONSOLIDATED. Sales growth of 31% in 2004 was favorably affected by foreign exchange translation of $95.1 million representing 3 points of sales growth and acquisitions completed in 2003 and 2004 that accounted for approximately 21 points of sales growth. Our organic sales growth rate of approximately 7% in 2004 was driven by strong customer demand in the scientific products and services segment, partially offset by slower growth in our healthcare products and services segment and a decline in sales in our laboratory workstations segment, as more fully described below. Consolidated 2003 sales growth of 10% was favorably affected by foreign exchange translation of $76.6 million representing 2 points of sales growth and acquisitions completed in 2002 and 2003 that accounted for approximately 3% of sales growth. Our organic sales growth rate of approximately 5% in 2003 resulted from revenue growth in all three segments as more fully described below.

SCIENTIFIC PRODUCTS AND SERVICES. Sales growth of 38% in 2004 was favorably affected by foreign exchange translation of $89.8 million representing 4 points of growth. Sales growth impact from acquired companies in 2003 and 2004 represented approximately 23 points of growth, primarily from Apogent, Oxoid and Perbio. Organic sales growth of approximately 11% was primarily due to strong demand from pharmaceutical, biotech and academic customers, as well as an improvement in our international markets. In addition, the segment experienced increased demand for safety-related products driven in large part by domestic preparedness and bioterrorism readiness initiatives, as well as increased demand from the U.S. government. We expect organic growth of 8% –10% in 2005. Sales growth of 11% in 2003 was favorably affected by foreign exchange translation of $75.9 million representing approximately 3.5 points of growth. Sales growth impact from acquired companies in 2002 and 2003 represented approximately 4 points of growth, primarily from Perbio. Our 2003 organic growth rate of approximately 3.5% was favorably affected by an increase in demand for safety-related products and was adversely affected by a decline in sales to our U.S. biotechnology customers and a decline in international sales due to weakness in the European economy and associated reductions in research funding from governments.

HEALTHCARE PRODUCTS AND SERVICES. Sales growth of 22% in 2004 was largely due to the effect of the Apogent and Perbio acquisitions, which accounted for approximately 20 points of the growth rate. Organic growth and the favorable effect of foreign exchange each accounted for approximately 1 point of growth. Our organic growth rate was negatively affected in 2004 due to our efforts to improve operating margins at the expense of sales growth. We expect organic growth of approximately 2% in 2005, reflecting flat to negative growth in the first half of the year with stronger growth in the second half of the year. Sales growth of 9% in 2003 was largely due to strong organic growth, which contributed approximately 8 points of growth, and approximately 1 point from acquisitions. The organic growth rate was primarily due to an increase in demand for clinical laboratory products in both the hospitals and reference labs customer segments.

LABORATORY WORKSTATIONS. Sales decrease of 15% in 2004 was primarily due to the timing of large projects and a decrease in market demand for small projects. This compares to a 6% sales growth rate in 2003 that reflected strong demand in both large and small projects. Order activity for large projects was strong in 2004, which is reflected in the increase in backlog at December 31, 2004 to $134 million compared to $105 million at December 31, 2003. Laboratory workstations is a project-based business which operates from a backlog, a majority of which may be shipped in less than one year. Delivery and installation of projects, which are driven by the timing of construction projects, result in a corresponding reduction in backlog.

Income from Operations

The following table presents income from operations and income from operations as a percentage of sales by reportable segment for the years ended December 31, 2004, 2003 and 2002 (dollars in millions):

	Income from Operations			Income from Operations as a Percentage of Sales		
	2004	2003	2002	2004	2003	2002
Scientific products and services	$375.5	$230.0	$206.2	10.9%	9.2%	9.1%
Healthcare products and services	98.3	35.7	25.2	9.2%	4.1%	3.1%
Laboratory workstations	2.8	11.1	11.7	1.6%	5.4%	6.0%
Eliminations	(0.3)	(0.1)	(0.2)			
Sub-total	476.3	276.7	242.9	10.2%	7.8%	7.5%
Other charges:						
Inventory step-up	82.9	18.1	–			
Goodwill impairment	64.9	–	–			
Restructuring charges (credits), net	7.8	–	(2.2)			
Other charges	33.7	–	–			
Total	$287.0	$258.6	$245.1	6.2%	7.3%	7.6%

Consolidated. Income from operations in 2004 of $287.0 million represents an increase of 11% from 2003. As a percentage of sales, income from operations declined to 6.2% of sales in 2004 from 7.3% of sales in 2003. The decline in operating margins as a percentage of sales is due to $189.3 million of special charges in 2004 compared to $18.1 million of such charges in 2003. Special charges in 2004 were comprised of $82.9 million of inventory step-up included in cost of sales for 2003 and 2004 acquisitions, $64.9 million of goodwill impairment, $7.8 million of restructuring charges, and $33.7 million of other charges. Included in other charges is $25.0 million of integration costs (of which $5.6 million is recorded in cost of sales and $19.4 million is in selling, general and administrative expense); $2.7 million of intangible and fixed asset impairment charges (of which $1.9 million is recorded in cost of sales and $0.8 million is in selling, general and administrative expense) and a $6.0 million contribution to our charitable foundation which is in selling, general and administrative expense. Special charges in 2003 were comprised of inventory step-up for acquisitions. The impact of the increase in these charges was partially offset by operating margin improvements in both the scientific products and services and healthcare products and services segments as described below. Excluding the impact of special charges, operating margins increased to 10.2% of sales in 2004 compared to 7.8% of sales in 2003.

Income from operations of $258.6 million in 2003 represents an increase of 5.5% from 2002. As a percentage of sales, income from operations declined to 7.3% of sales in 2003 from 7.6% of sales in 2002. The decline in operating margins as a percentage of sales is due to $18.1 million of inventory step-up charges in 2003 compared to $2.2 million of restructuring credits in 2002. Excluding the impact of special charges, operating margins increased to 7.8% of sales in 2003 compared to 7.5% of sales in 2002. This improvement was due to increased operating margins in each of our segments as described below.

Scientific Products and Services. Operating income in 2004 increased $145.5 million from 2003 to $375.5 million with operating margins improving to 10.9% in 2004 from 9.2% in 2003. The improvement in operating margins was primarily due to the impact of the Oxoid and Apogent acquisitions during 2004. These acquisitions contributed to an increase in gross margin as a percentage of sales with a partially offsetting increase in selling, general and administrative expenses as a percentage of sales. Organic operating margins improved slightly during 2004, which was partially offset by investments in sales and marketing activities and increased external and internal audit-related expenditures. We expect a continuing increase in operating margins in 2005, reflecting the full year contribution of Apogent and the related synergy initiatives, as well as organic margin improvements from business initiatives and fixed cost leverage. Operating income in 2003 increased $23.8 million from 2002, with operating margins improving to 9.2% in 2003 from 9.1% in 2002. The increase in operating margins in 2003 was attributable to the effect of the Perbio acquisition, continued improvements in international operating margins, partially offset by a decrease in sales volume to U.S. biotechnology companies and increased investments in sales and marketing initiatives.

HEALTHCARE PRODUCTS AND SERVICES. Operating income in 2004 increased $62.6 million from 2003 to $98.3 million with operating margins improving to 9.2% in 2004 from 4.1% in 2003. The improvement in operating margins was due to the effect of the Apogent acquisition during 2004 along with strong organic margin improvement, which was partially offset by increased external and internal audit-related expenditures. Apogent contributed to an increase in gross margin as a percentage of sales with a partially offsetting increase in selling, general and administrative expenses as a percentage of sales. Organic operating margin improvement was primarily the result of our focus on margin improvement initiatives at the expense of revenue growth. We expect a continuing increase in operating margins in 2005, reflecting the full year contribution of Apogent and the related synergy initiatives as well as continuing organic margin improvement initiatives and fixed cost leverage. Operating income in 2003 increased $10.5 million from 2002, with operating margins improving to 4.1% in 2003 from 3.1% in 2002. The increase in operating margins in 2003 was primarily reflective of a broad-based increase in volume for clinical laboratory products.

LABORATORY WORKSTATIONS. Operating income in 2004 decreased $8.3 million from 2003 to $2.8 million with operating margins declining to 1.6% in 2004 from 5.4% in 2003. The decline in operating margins was primarily a result of the overall decline in revenue during 2004 as a result of decreased market demand for higher margin small projects and the effect of increased steel prices. We expect margins to remain relatively flat in 2005. Operating income in 2003 decreased $0.6 million from 2002, with operating margins declining to 5.4% in 2003 from 6.0% in 2002. The decline in operating margins in 2003 was primarily the result of a one-time order from the federal government completed in 2002 that did not repeat in 2003.

INTEREST EXPENSE

Interest expense in 2004, 2003, and 2002 was $104.8 million, $84.8 million and $91.3 million, respectively. The increase in interest expense in 2004 is primarily attributable to the increase in debt in 2004 resulting from the assumption of debt upon the merger with Apogent on August 2, 2004 and the issuance of $300 million of 3.25% convertible debt on March 3, 2004 to fund the acquisition of Oxoid. The decrease in interest expense in 2003 is attributable to our debt refinancing activities in 2003 and 2002, and a decrease in the rate on variable rate debt.

OTHER (INCOME) EXPENSE, NET

Other (income) expense, net, includes the following for the years ended December 31, 2004, 2003 and 2002 (in millions):

	2004	2003	2002
Debt refinancing costs	$ 14.4	$65.9	$ 4.1
Acquisition-related foreign currency hedges	2.2	15.7	–
Fixed-swap unwind costs	–	–	7.1
Interest income and other	(4.1)	(3.9)	1.1
Gain on sale of investment	(22.7)	–	–
Other (income) expense, net	$(10.2)	$77.7	$12.3

Debt refinancing costs in 2004 primarily relate to third-party costs incurred to refinance the debt assumed in the Apogent merger and the write-off of deferred financing fees and third-party costs related to the Fisher credit facility that was refinanced upon consummation of the Apogent merger. Amounts in 2003 primarily relate to call premiums and the write-off of deferred financing fees for the redemption of our 9% senior subordinated notes and 7 1/8% notes.

We recognized a gain in the fourth quarter of 2004 from the liquidation of our investment in ProcureNet Inc. ("ProcureNet"). ProcureNet is a former subsidiary that was spun off from Fisher in 1999.

INCOME TAX PROVISION

Our effective tax rate in 2004, 2003, and 2002 was 13.5%, 18.4% and 31.7%, respectively. The decrease in the effective tax rate in 2004 from 2003 was due to a $10.9 million credit in 2004 due to the finalization of certain foreign and domestic tax audits and negotiations and a basis difference relating to the company's disposal of its investment in ProcureNet, partially offset by the effect of the merger with Apogent. The decrease in the effective tax rate in 2003 from 2002 was primarily due to a lower effective tax rate on foreign earnings in 2003 as compared to 2002 as a result of reorganizations and integration efforts within the group that have produced tax savings.

CUMULATIVE EFFECT OF ACCOUNTING CHANGE

During 2002, we completed our transitional assessment in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") to determine if goodwill was impaired as of January 1, 2002. As a result, we recorded a noncash charge of $63.8 million ($46.1 million, net of tax) in our statement of operations, reflecting the cumulative effect of the accounting change to adjust goodwill to its current fair-value. The scientific products and services segment and laboratory workstations segment accounted for $19.7 million and $44.1 million of the charge, respectively.

The impairment charge in the scientific products and services segment related to certain of our smaller-market international distribution businesses where operating performance was lower than originally forecasted. Our laboratory workstations segment is sensitive to changes in capital spending, and several of the markets to which the laboratory workstations segment sells, including the technology industry, experienced a significant economic slowdown causing a reduction in capital spending in those markets. As a result, sales growth was significantly less than originally forecast, resulting in decreased profitability.

SFAS 142 also requires that goodwill be tested annually and between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. We have elected to perform the annual tests for indications of goodwill impairment as of October 31 each year.

LIQUIDITY AND CAPITAL RESOURCES

Cash generated from operating activities was $392.8 million in 2004 compared with $218.0 million in 2003. The increase in cash from operations in 2004 was primarily from an increase in net income as adjusted for items such as depreciation and amortization, debt refinancing charges, goodwill impairment and the gain on sale of investment. Accounts receivable provided $35.0 million of cash in 2004 compared to a use of $17.0 million in 2003. This change in cash from accounts receivable is primarily due to the effect of Apogent in 2004 and improvements in collections. The decrease in inventories provided $54.6 million of cash in 2004 compared to $37.6 million in 2003. Excluding the rollout of the inventory step-up of $82.9 million in 2004 and $18.1 million in 2003, we invested $28.3 million in inventory in 2004 compared to reducing inventories by $19.5 million in 2003. The change in cash relating to inventory in 2004 is primarily due to an increased investment in inventory related to our life sciences entities and increases in inventory due to certain of our integration projects, combined with a decrease in inventory levels at certain of our entities in 2003 that did not recur in 2004. Cash generated from operating activities was $218.0 million in 2003 compared with $159.3 million in 2002. The increase in cash from operations in 2003 was related primarily to an increase in net income and continued improvements in working capital management, partially offset by an increase of approximately $33 million in contributions to our pension plan and supplemental nonqualified executive retirement program.

We used $407.0 million of cash for investing activities in 2004 compared with $766.4 million in 2003. The decrease in cash used in 2004 is primarily due to a decrease in cash used for acquisitions. In 2004, we acquired Oxoid and Dharmacon for cash and merged with Apogent in a stock-for-stock transaction. The cash acquired from the merger with Apogent is shown as a reduction in cash used for acquisitions in 2004. In 2003, we acquired Perbio for cash. In addition, included in other investing activities is $26 million of proceeds from the liquidation of our investment in ProcureNet in 2004 and a $15.7 million use of cash in 2003 to purchase options to hedge foreign currency exposures related to the Perbio acquisition. Significant capital expenditures in 2004 included facility expansions at our clinical services business and Perbio entities and construction of a manufacturing facility in Mexico for our lab workstations unit. We expect capital spending to increase in 2005 to approximately $155 million, which will include completion of the aforementioned facility expansions in 2004, additional expansions related to the integration of select manufacturing operations and the transfer of production to lower-cost facilities. We used $766.4 million of cash for investing activities in 2003 compared with $105.4 million in 2002. The increase in cash used in investing activities is primarily attributable to the acquisition of Perbio and continued capital spending for our chemical manufacturing capabilities, our west coast warehouse that opened late in 2003 and spending associated with Perbio facility expansions.

Financing activities provided $83.2 million of cash in 2004 compared with $583.7 million of cash in 2003. The significant financing activities during 2004 and 2003 are discussed below.

During 2004 we completed the following significant financing transactions:

- On March 3, 2004, we sold $300 million of our 3.25% convertible senior subordinated notes due 2024 and on March 23, 2004 sold an additional $30 million principal amount upon exercise of the over-allotment option by the initial purchasers of the notes.

- On March 31, 2004, we retired $80 million of bank debt outstanding under our term loan facility reducing the then-outstanding balance to $360 million.

- On August 3, 2004, we issued and sold pursuant to Rule 144A $300 million of our 6¾% senior subordinated notes due 2014. We used the proceeds from this offering to repay Apogent's 6½% senior subordinated notes due 2013.

In connection with the Apogent merger, we engaged in the following financing transactions:

- We entered into a new credit facility (the "New Credit Facility") to replace our existing credit facility, to pay off other existing indebtedness (including indebtedness of our subsidiaries), to provide working capital and for general corporate purposes. The New Credit Facility consists of (i) a $500 million revolving credit facility (the "New Revolving Credit Facility") and (ii) a $700 million term loan facility (the "New Term Facility") in three tranches: (a) a $250 million tranche ("Tranche A-1"), (b) a $300 million tranche ("Tranche A-2") and (c) a $150 million tranche ("Tranche B"). In addition, we have the ability, upon satisfaction of certain conditions, to request incremental term loans from the lenders under the New Credit Facility. The Tranche A-2 loan was unfunded at the closing of the New Credit Facility and the lenders' commitment to fund the Tranche A-2 loan was originally scheduled to expire on December 31, 2004. On December 29, 2004, we amended the New Credit Facility to extend the term of this commitment through December 31, 2005 and lower the interest rate on commitments and borrowings under the New Credit Facility.

- Our wholly owned subsidiary, Apogent, completed an exchange offer for its $345 million aggregate principal amount of floating rate senior convertible contingent debt securities due 2033 (the "Floating Rate CODES"). The exchange offer for the Floating Rate CODES aligned the conversion terms of Apogent's convertible debt with Fisher's currently outstanding convertible debt. Approximately 99.9% of the outstanding principal amount of the Floating Rate CODES were tendered for exchange with a like principal amount of floating rate convertible senior debentures and an exchange fee of 0.50% of the principal amount of the securities tendered was paid. In addition, Apogent paid a consent fee of 0.60% to not register the notes as required per the original registration rights agreement. Neither Fisher nor Apogent received any proceeds from the issuance of the new debentures in the exchange offer.

- Our wholly owned subsidiary, Apogent, completed an exchange offer for its $300 million aggregate principal amount of 2.25% senior convertible contingent debt securities due 2021 (the "2.25% CODES"). The exchange offer for the 2.25% CODES aligned the conversion terms of Apogent's convertible debt with Fisher's currently outstanding convertible debt. Approximately 99.6% of the outstanding principal amount of the 2.25% CODES was tendered for exchange with a like principal amount of 2.25% convertible senior debentures and an exchange fee of 0.50% of the principal amount of the securities tendered was paid. Neither Fisher nor Apogent received any proceeds from the issuance of the new debentures in the exchange offer.

- Concurrently with the two exchange offers, Fisher's wholly owned subsidiary, Apogent, completed a cash tender offer for the $250 million aggregate principal amount of the 6½% senior subordinated notes due 2013. Apogent accepted for payment $249.6 million aggregate principal amount representing 99.8% of the outstanding principal amount of the 6½% senior subordinated notes due 2013. A concurrent consent solicitation amended the indenture for any notes that remained outstanding to eliminate restrictive covenants in that indenture. The purchase price for notes that were tendered and for which a consent was given was $1,107.50 in cash per $1,000 principal amount, plus accrued and unpaid interest.

- On September 20, 2004, our wholly owned subsidiary, Apogent, issued a notice of redemption for approximately $298.8 million of the 2.25% convertible senior debentures and approximately $1.0 million of the 2.25% CODES for cash at a price equal to 100% of the principal amount plus accrued and unpaid interest and contingent interest, as defined in the indentures. Noteholders had the option of converting their notes until October 18, 2004. Approximately $295.7 million of the notes were converted and settled in cash. Notes that were not converted were redeemed on October 20, 2004.

During 2003, we completed the following significant financing transactions:

- On January 14, 2003, we sold $200 million of our 8⅛% senior subordinated notes due 2012.

- In January and November 2003, we redeemed $149.2 million of our 7⅛% senior notes due 2005.

- In February and March 2003, we redeemed $600 million of our 9% senior subordinated notes due 2008.

- On July 7, 2003, we sold $300 million of our 2.50% convertible senior notes due 2023.

- In August and November 2003, we sold $300 million of our 8% senior subordinated notes due 2013.

- On September 30, 2003, we sold 6,634,526 shares of our common stock for proceeds of $260.6 million, net of underwriters' discounts and offering costs.

- On November 24, 2003, we redeemed $46 million of our outstanding 8⅛% senior subordinated notes due 2012.

- On December 3, 2003, we amended our senior credit facility to create a $440 million term loan facility that refinanced the outstanding term loan facility at a lower interest rate.

In April 2003, the company entered into various fixed interest rate swaps to hedge a portion of the variability of cash flows related to changes in interest rates on bank borrowings of variable rate debt obligations. The interest rate swaps have a notional value of $200 million and expire at various dates between March 2008 and March 2010.

Financing activities used $94.6 million of cash in 2002. The use of cash in 2002 was primarily related to the repayment of bank term debt totaling $211.3 million which was retired using proceeds from the issuance of $150 million of 8⅛% senior subordinated notes in April 2002, proceeds from our accounts receivable securitization facility and cash on hand.

The following table sets forth our capitalization as of December 31, 2004 and December 31, 2003. You should read this table along with our financial statements and related notes included elsewhere herein.

	2004	2003
Revolving Credit Facility[1]	$ –	$ –
Term Facility	393.0	–
Prior Credit Facility	–	440.0
Other Debt	60.8	36.6
2.50% Convertible Senior Notes	300.0	300.0
Floating Rate Convertible Senior Debentures	344.6	–
3.25% Convertible Senior Subordinated Notes	330.0	–
8⅛% Senior Subordinated Notes	309.9	310.4
8% Senior Subordinated Notes	310.3	311.1
6¾% Senior Subordinated Notes	300.0	–
Total Debt	2,348.6	1,398.1
Stockholders' Equity	3,870.0	575.4
Total Capitalization	$6,218.6	$1,973.5

(1) Our revolving credit commitments are $500.0 million. As of December 31, 2004, approximately $38.1 million of this facility was utilized for letters of credit outstanding.

As of December 31, 2004, we had the ability to borrow an aggregate of $969.2 million under our accounts receivable securitization facility, revolving credit facility and term facility.

The following table summarizes maturities for our significant financial obligations as of December 31, 2004 (in millions):

		Payments Due by Period			
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Contractual Obligations					
Debt, including short-term debt[a]	$2,309.6	$36.3	$ 54.5	$187.8	$2,031.0
Capital lease obligations	22.8	3.1	5.8	5.9	8.0
Operating leases	244.6	47.0	77.4	53.9	66.3
Unconditional purchase obligations[b]	3.4	2.2	1.2	–	–
Other long-term liabilities reflected on the balance sheet[c]	2.7	0.6	1.5	0.4	0.2
Total contractual obligations	$2,583.1	$89.2	$140.4	$248.0	$2,105.5

[a] Amounts represent the expected cash payments for our debt and do not include any unamortized discounts or premiums and deferred issuance costs.

[b] Unconditional purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable at any time without penalty.

[c] Includes only long-term liabilities where both the timing and amount of payment streams are known.

In addition to the contractual obligations noted above, the company has outstanding standby letters of credit totaling $38.1 million expiring over the next year.

We expect to satisfy our short-term funding requirements from operating cash flow, together with cash and cash equivalents on hand or available through our accounts receivable securitization facility and revolving credit facility. A change in demand for the company's goods and services would reduce free operating cash flow available to fund our operations. If such a decrease in demand were significant and free operating cash flow were reduced significantly, we could utilize the receivables securitization facility (see "Note 4 – Accounts Receivable") to the extent that we have qualified receivables to sell through the facility. We believe that these funding sources are sufficient to meet our ongoing operating, capital expenditure and debt service requirements for at least the next 12 months. Cash requirements for periods beyond the next 12 months depend on our profitability, our ability to manage working capital requirements and our growth rate. We may seek to raise additional funds from public or private debt or equity financings, or from other sources for general corporate purposes or for the acquisition of businesses or products. There can be no assurance that additional funds will be available at all or that, if available, will be obtained at terms favorable to us. Additional financing could also be dilutive to earnings per share.

DESCRIPTION OF INDEBTEDNESS

The following is a summary of the pricing, maturity, ratings and collateral of our indebtedness, including our accounts receivable securitization facility, followed by more detailed descriptions:

Instrument	Pricing	Maturity	First Put Date	Ratings	Collateral
Receivables Securitization Facility	CP+60	2008	Not applicable	Not applicable	Select accounts receivable
Revolving Credit Facility	LIBOR+100	2009	Not applicable	Ba2/BBB	Stock of material direct subsidiaries
Term Facility[a]	LIBOR+100/150	2009/2011	Not applicable	Ba2/BBB	Stock of material direct subsidiaries
Other Debt	Various	Various	Not applicable	Not applicable	Various
2.50% Convertible Senior Notes	2.500%	2023	2010	Ba2/BBB-	Unsecured
Floating Rate Convertible Senior Debentures	LIBOR-125	2033	2008	Ba2/BBB-	Unsecured
3.25% Convertible Senior Subordinated Notes	3.250%	2024	2011	Ba3/BB+	Unsecured
8⅛% Senior Subordinated Notes	8.125%	2012	Not applicable	Ba3/BB+	Unsecured
8% Senior Subordinated Notes	8.000%	2013	Not applicable	Ba3/BB+	Unsecured
6¾% Senior Subordinated Notes	6.750%	2014	Not applicable	Ba3/BB+	Unsecured

[a] The Tranche A-1 term loan currently bears interest at LIBOR + 100 and matures in 2009 and the Tranche B term loan bears interest at LIBOR + 150 and matures in 2011.

Our New Credit Facility requires us to meet certain financial ratio covenants, including among others, a maximum consolidated leverage ratio, a maximum senior leverage ratio and a minimum consolidated interest coverage ratio. As of December 31, 2004, we were in compliance with all covenants under our New Credit Facility.

Securitization Facility

On February 12, 2004, we entered into a 365-day receivables securitization facility and on February 4, 2005, we entered into a new three-year receivables securitization facility (the "Receivables Securitization"). The following summary is a description of the material provisions of the relevant agreements. Copies of such agreements are filed as exhibits to our Form 10-K, and the following summary is qualified in its entirety by reference to them.

The Receivables Securitization provides for the sale, on a revolving basis, of all of the accounts receivable of Fisher Scientific Company LLC, Cole-Parmer Instrument Company, Fisher Clinical Services Inc., and Fisher Hamilton LLC to FSI Receivables Company LLC ("FSI"), a special purpose, bankruptcy remote indirect wholly owned subsidiary of the Company. In connection with the Receivables Securitization, FSI and Fisher, as servicer, entered into a receivables transfer agreement with certain financial institutions, which provides for the transfer on a revolving basis of an undivided percentage ownership interest in a designated pool of accounts receivable up to a maximum amount of $225 million to be funded in cash from time to time to FSI. Under the terms of the Receivables Securitization, the originators retain collection and administrative responsibilities for the receivables in the pool. The effective funded interest rate on the three-year Receivables Securitization is approximately commercial paper rate plus a usage fee of 60 basis points. The unfunded annual commitment fee is 30 basis points.

Credit Facility

On August 2, 2004, we entered into the New Credit Facility to replace our prior credit facility, to pay off other existing indebtedness (including indebtedness of our subsidiaries), to provide working capital and for general corporate purposes. The New Credit Facility consists of (i) a $500 million New Revolving Credit Facility and (ii) a $700 million New Term Facility in three tranches: (a) a $250 million Tranche A-1, (b) a $300 million Tranche A-2 and (c) a $150 million Tranche B. In addition, we have the ability, upon satisfaction of certain conditions, to request incremental term loans from the lenders under the New Credit Facility. The Tranche A-2 loan was unfunded at the closing of the New Credit Facility and the lenders' commitment to fund the Tranche A-2 loan was originally scheduled to expire on December 31, 2004. On December 29, 2004, we amended the New Credit Facility to extend the term of this $300 million commitment through December 31, 2005 and lower the interest rate on commitments and borrowings under the New Credit Facility.

As of December 31, 2004 the Tranche A-2 loan was unfunded, and approximately $38.1 million of the New Revolving Credit Facility was utilized for letters of credit outstanding. There were no other borrowings outstanding under the New Revolving Credit Facility as of December 31, 2004.

Bank of America, N.A. is the Administrative Agent for the syndicate of lenders providing the New Credit Facility; Banc of America Securities LLC and Deutsche Bank Securities Inc. are Joint Lead Arrangers; Bank of America Securities LLC, Deutsche Bank Securities Inc. and Credit Suisse First Boston, acting through its Cayman Islands Branch or one of its affiliates, are Joint Book Managers; and Deutsche Bank Securities Inc., Credit Suisse First Boston, acting through its Cayman Islands Branch or one of its affiliates, ABN AMRO Bank, N.V. and Merrill Lynch Capital Corporation are Co-Syndication and Co-Documentation Agents.

The loans under the New Revolving Credit Facility, the Tranche A-1 loan and the Tranche A-2 loan bear interest at our election at either (a) LIBOR plus a margin of between 0.625% and 1.50% per annum or (b) Prime Rate (or if it is greater, Federal Funds Rate plus 0.500%) plus a margin of between 0.000% and 0.500%, depending in each case on our ratings. The Tranche B loan bears interest at our election at either (a) LIBOR plus a margin of 1.500% or 1.750% per annum or (b) Prime Rate (or if it is greater, Federal Funds Rate plus 0.500%) plus a margin of 0.500% or 0.750%, depending in each case on our ratings. Commitment fees are payable on the unborrowed amounts of the New Revolving Credit Facility at a rate of between 0.175% and 0.375% per annum depending on the company's credit ratings, while such commitments remain outstanding. Commitment fees are payable on the unborrowed amount of the Tranche A-2 loan at a rate of 0.250% per annum, while such commitment remains outstanding. As of December 31, 2004, $461.9 million of borrowings were available under the New Revolving Credit Facility.

The New Revolving Credit Facility includes a sub-limit for the issuance of letters of credit and a sub-limit for the issuance of local currency loans. Letters of credit and local currency loans outstanding will reduce the availability of the New Revolving Credit Facility. The New Credit Facility permits borrowers to be designated in the future to borrow loans designated in their local currencies from individual lenders thereunder, either on a negotiated basis or through a competitive bidding process. Negotiated local currency loans bear interest at the negotiated rate and loans obtained pursuant to a competitive bidding process bear interest at a rate equal either to (a) LIBOR for the specified currency plus a margin specified by the applicable lender or (b) a fixed rate specified by such lender.

Interest based on the Prime Rate is payable quarterly in arrears and interest based on LIBOR is payable in arrears at the earlier of (i) the end of the applicable interest period and (ii) every three months after the first day of the relevant interest period. Borrowings bearing interest at a rate determined by reference to LIBOR are available in one-, two-, three- or six-month interest periods, or in the case of certain competitive local currency loans, nine-month interest periods.

The commitments under the New Revolving Credit Facility expire, and the loans outstanding thereunder mature, on August 2, 2009. With respect to the Tranche A-1 loan, we are required to make quarterly repayments of principal equal to approximately $3.1 million from September 30, 2004 through June 30, 2005; approximately $4.4 million from September 30, 2005 through June 30, 2006; approximately $6.3 million from September 30, 2006 through June 30, 2008; and $42.5 million from September 30, 2008 through March 31, 2009 and on the maturity date of the Tranche A-1 loan, August 2, 2009. With respect to the Tranche B loan, we are required to make quarterly repayments of principal equal to approximately $0.4 million from September 30, 2004 through June 30, 2010 and approximately $35.3 million from September 30, 2010 through March 31, 2011 and on the maturity date of the Tranche B loan, August 2, 2011.

Our obligations under the New Credit Facility are secured by a pledge of the stock or other ownership interests of our material domestic subsidiaries and 65% of the stock or other ownership interests of our material foreign subsidiaries. Our obligations under the New Credit Facility are guaranteed by all of our material domestic subsidiaries (excluding FSI Receivables Company LLC and any material domestic subsidiaries of Apogent), and these guarantees are secured by a pledge of the stock or other ownership interests of their material domestic subsidiaries and 65% of the stock or other ownership interests of their material foreign subsidiaries.

The New Credit Facility requires us to meet the following financial tests on the last day of each fiscal quarter:

CONSOLIDATED INTEREST EXPENSE COVERAGE RATIO. We cannot permit the ratio of (a) Consolidated EBITDA to (b) Consolidated Cash Interest Expense, in each case for any period of four consecutive fiscal quarters, to be less than a ratio of 3.00 to 1.00.

TOTAL LEVERAGE RATIO. We cannot permit the ratio of (a) Consolidated Funded Indebtedness as of the last day of any fiscal quarter to (b) Consolidated EBITDA for the most recent four consecutive fiscal quarters ending during any period set forth below to exceed the ratio set forth below opposite such period:

Period	Ratio
January 1, 2005 through December 31, 2005	4.25 TO 1.00
Thereafter	3.75 TO 1.00

SENIOR LEVERAGE RATIO. We cannot permit the ratio of (a) Consolidated Funded Indebtedness (excluding Subordinated Indebtedness) as of the last day of any fiscal quarter to (b) Consolidated EBITDA for the most recent four consecutive fiscal quarters ending during any period set forth below to exceed the ratio set forth below opposite such period:

Period	Ratio
January 1, 2005 through December 31, 2005	3.25 TO 1.00
Thereafter	3.00 TO 1.00

The New Credit Facility contains additional covenants, including restrictions on our ability and our subsidiaries' ability to take certain actions such as (a) incurring more indebtedness, (b) granting liens, (c) making loans and investments, as well as prohibitions on the payment of dividends to, or the repurchase or redemption of stock from our shareholders, (d) the sale or transfer of assets, (e) mergers, acquisitions and other business combinations, (f) voluntary prepayment of certain debt of the company or its subsidiaries, (g) transactions with affiliates and (h) other matters customarily restricted in such credit facilities. Pursuant to the terms of the New Credit Facility, and subject to applicable grace periods, in certain circumstances, a default will occur upon the non-payment of principal or interest when due under the New Credit Facility or upon the non-fulfillment of the covenants described above, or upon the occurrence of certain changes in control of the ownership of the company or of any of various other events described therein. If such a default occurs, the lenders under the New Credit Facility will be entitled to accelerate the amounts due under the New Credit Facility and may require all such amounts to be immediately paid in full. The lenders under the New Credit Facility may also take all remedies permitted to be taken by a secured creditor under the security documents entered into to secure the New Credit Facility and the Uniform Commercial Code.

2.50% CONVERTIBLE SENIOR NOTES DUE 2023

On July 7, 2003, we sold in a private offering $300 million principal amount of our 2.50% convertible senior notes due 2023. We filed, and on January 6, 2004 caused to become effective, a "shelf" registration statement with respect to the resale of these notes and the sale of the shares of common stock issuable upon conversion of these notes.

The following summary is a description of the material provisions of the indenture, dated July 7, 2003, by and between us and J.P. Morgan Trust Company, National Association as trustee, for such notes. It does not restate the indenture in its entirety. A copy of the indenture is filed as an exhibit to our Form 10-K, and the following summary is qualified in its entirety by reference to it.

Interest on the notes is payable on April 1 and October 1 of each year. The notes mature on October 1, 2023. The notes may be converted into shares of our common stock (unless earlier redeemed or repurchased by us) under the following circumstances: (1) note holders may convert their notes in a conversion period (defined as the period from and including the eleventh trading day in a fiscal quarter to, but excluding, the eleventh trading day of the following quarter) on any date on or prior to October 1, 2018, if the closing sale price of our common stock for at least 20 trading days in the period of the 30 consecutive trading days ending on the first day of such conversion period was more than 120% of the then-current conversion price; (2) if, on any date after October 1, 2018, the closing sale price of our common stock is more than 120% of the then-current conversion price, note holders will have such conversion right at all times thereafter; (3) we have called the notes for redemption; (4) we distribute to all or substantially all holders of our common stock rights, options or warrants entitling them to purchase common stock at less than the closing sale price of our common stock on the day preceding the declaration for such distribution; (5) we distribute to all or substantially all holders of our common stock cash, assets, debt securities or capital stock, which distribution has a per share value as determined by our board of directors exceeding 10% of the closing sale price of our common stock on the day preceding the declaration for such distribution; (6) during any period in which the credit rating of the notes assigned by Moody's is Caa1 or lower and by Standard & Poor's is CCC+ or lower, or neither Moody's (or its successors) nor Standard & Poor's (or its successors) continues to rate the notes; or (7) if we are party to a consolidation or merger pursuant to which our common stock would be converted into cash or property other than securities. Note holders may also convert their notes into shares of our common stock for the five business day period after any five consecutive trading day period in which the average trading price for the notes was less than 97% of the average conversion value for the notes during that period.

Upon conversion, we will have the right to deliver, in lieu of common stock, cash or a combination of cash and common stock. It is our current intention to satisfy our obligation upon a conversion of the notes first, in cash, in an amount equal to the principal amount of the notes converted and second, in shares of our common stock, to satisfy the remainder, if any, of our conversion obligation. Our ability to deliver cash at the time of conversion will be subject to many factors, including the amount of cash we have available to us, whether the agreements governing our indebtedness would permit such a cash settlement, our then existing cash needs, and other factors. The initial conversion rate is 21.0686 shares of common stock per each $1,000 principal amount of notes. This is equivalent to an initial conversion price of $47.46 per share.

On or after October 2, 2010, we have the option to redeem all or a portion of the notes that have not been previously converted or repurchased at a redemption price of 100% of the principal amount plus accrued interest and liquidated damages owed, if any, to the redemption date. Note holders have the option, subject to certain conditions, to require us to repurchase any notes held by them on October 1, 2010, October 1, 2015 and October 1, 2020, or upon a change of control, at prices equal to 100% of the principal amount of the notes plus accrued interest and liquidated damages owed, if any, to the date of repurchase. A change of control will be deemed not to have occurred if the sale price of our common stock exceeds specified levels for specified periods or if the consideration received in such change of control is freely tradable stock and the notes become convertible into that stock. We must pay the repurchase price for any notes repurchased on October 1, 2010 in cash. We may choose to pay the repurchase price for any notes repurchased on October 1, 2015 or October 1, 2020 in cash, shares of our common stock, or a combination of cash and shares of our common stock; *provided, however,* that we may, at our sole discretion, terminate at any time our right to pay all or a portion of the repurchase price on either of these dates in shares of our common stock. If we elect to pay note holders in common stock or a combination of cash and common stock, our common stock will be valued at 95% of the average closing sale price for the five trading days ending on the third trading day preceding the applicable purchase date.

FLOATING RATE CONVERTIBLE SENIOR DEBENTURES

On August 3, 2004, our wholly owned subsidiary, Apogent, completed an exchange offer for its $345 million aggregate principal amount of the Floating Rate CODES. The exchange offer for the Floating Rate CODES aligned the conversion terms of Apogent's convertible debt with Fisher's currently outstanding convertible debt. Approximately 99.9% of the outstanding principal amount of the Floating Rate CODES was tendered for exchange with a like principal amount of Floating Rate Convertible Senior Debentures and an exchange fee of 0.50% of the principal amount of the securities tendered was paid. In addition, Apogent paid a consent fee of 0.60% to not register the notes as required per the original registration rights agreement. Neither Fisher nor Apogent received any proceeds from the issuance of the new debentures in the exchange offer.

The following summary is a description of the material provisions of the indenture, dated August 3, 2004, by and between us, Apogent Technologies Inc. and The Bank of New York, as trustee, for such notes. It does not restate the indenture in its entirety. A copy of the indenture is filed as an exhibit to our Form 10-K, and the following summary is qualified in its entirety by reference to it.

In connection with the exchange offer, we agreed to provide a senior unsecured guarantee of the Floating Rate Convertible Senior Debentures upon the earlier of (1) the date that Apogent's reporting obligations under the Securities Exchange Act of 1934, as amended (the "Exchange Act") were terminated or suspended or (2) February 23, 2010. Apogent ceased to be subject to reporting requirements under the Exchange Act following Apogent's year end of September 30, 2004 and pursuant to our senior unsecured guaranty, the notes are guaranteed by Fisher.

Interest on the notes is payable on March 15, June 15, September 15 and December 15 of each year, at an annual rate of LIBOR minus 1.25%. In addition, under certain circumstances additional amounts of contingent interest will be payable commencing with the quarterly interest period beginning December 15, 2009. The notes mature on December 15, 2033. The notes may be converted into shares of our common stock (unless earlier redeemed or repurchased by us) under the following circumstances: (1) note holders may convert their notes during any fiscal quarter if the closing sale price of our common stock for at least 20 trading days in the period of the 30 consecutive trading days ending on the last day of the preceding fiscal quarter was more than 130% of the then-current conversion price; (2) we have called the notes for redemption; (3) we distribute to all or substantially all holders of our common stock rights entitling them to purchase common stock at less than the closing sale price of our common stock on the day preceding the declaration for such distribution; (4) we distribute to all or substantially all holders of our common stock cash or other assets, debt securities or certain rights to purchase its securities, which distribution has a per share value exceeding 5% of the closing sale price of our common stock on the day preceding the declaration for such distribution; (5) during any period in which (a) the credit rating of the notes assigned by Moody's is below B3 or by Standard & Poor's is below B-, (b) the credit rating assigned to the notes is suspended or withdrawn by either rating agency or (c) neither agency continues to rate the notes;

(6) if we are party to a consolidation or merger pursuant to which our common stock would be converted into cash, securities or other property; or (7) a change of control occurs, but holders do not have the right to require Apogent to repurchase the notes because the sale price of our common stock exceeds specified levels for specified periods or because the consideration received in such change of control is freely tradable stock and the notes become convertible into that stock. Note holders may also convert their notes into shares of our common stock on or before December 15, 2028, for the five business day period after any five consecutive trading day period in which the average trading price for the notes, as determined following a request by a holder to make a determination, was less than 97% of the average conversion value for the notes during that period.

Upon conversion, we will have the right to deliver, in lieu of common stock, cash or a combination of cash and common stock. It is our current intention to satisfy our obligation upon a conversion of the notes first, in cash, in an amount equal to the principal amount of the notes converted and second, in shares of our common stock, to satisfy the remainder, if any, of our conversion obligation. Our ability to deliver cash at the time of conversion will be subject to many factors, including the amount of cash we have available to us, whether the agreements governing our indebtedness would permit such a cash settlement, our then existing cash needs, and other factors. The initial conversion rate is 16.9233 shares of common stock per each $1,000 principal amount of notes. This is equivalent to an initial conversion price of $59.09 per share.

On or after March 15, 2010, we have the option to redeem all or a portion of the notes that have not been previously converted or repurchased at a redemption price of 100% of the principal amount plus accrued interest to the redemption date. Note holders have the option, subject to certain conditions, to require us to repurchase any notes held by them on December 15, 2008, March 15, 2010, December 15, 2014, December 15, 2019, December 15, 2024, December 15, 2029, or upon a change of control, at prices equal to 100% of the principal amount of the notes plus accrued interest to the date of purchase. A change of control will be deemed not to have occurred if the sale price of our common stock exceeds specified levels for specified periods or if the consideration received in such change of control is freely tradable stock and the notes become convertible into that stock.

3.25% Convertible Senior Subordinated Notes due 2024

On March 3, 2004, we issued and sold $300 million principal amount of our 3.25% convertible senior subordinated notes due March 1, 2024. On March 23, 2004, we sold an additional $30 million principal amount of these notes due to the exercise of the over-allotment option by the underwriters. We sold these notes under a "shelf" registration statement dated September 3, 2003 pursuant to which we may issue and sell up to $750 million of our debt and equity securities.

The following summary is a description of the material provisions of the supplemental indenture, dated March 3, 2004, by and between us and J.P. Morgan Trust Company, National Association, as trustee, for such notes. It does not restate the supplemental indenture in its entirety. A copy of the supplemental indenture is filed as an exhibit to our Form 10-K, and the following summary is qualified in its entirety by reference to it.

Interest on the notes is payable on March 1 and September 1 of each year. The notes mature on March 1, 2024. The notes may be converted into shares of our common stock (unless earlier redeemed or repurchased by us) under the following circumstances: (1) note holders may convert their notes in a conversion period (defined as the period from and including the eleventh trading day in a fiscal quarter to, but excluding, the eleventh trading day of the following quarter) on any date on or prior to March 1, 2019, if the closing sale price of our common stock for at least 20 trading days in the period of the 30 consecutive trading days ending on the first day of such conversion period was more than 120% of the then-current conversion price; (2) if, on any date after March 1, 2019, the closing sale price of our common stock is more than 120% of the then-current conversion price, then note holders will have such conversion right at all times thereafter; (3) we have called the notes for redemption; (4) we distribute to all or substantially all holders of our common stock rights, options or warrants entitling them to purchase common stock at less than the closing sale price of our common stock on the day preceding the declaration for such distribution; (5) we distribute to all or substantially all holders of our common stock cash, assets, debt securities or capital stock, which distribution has a per share value as determined by our board of directors exceeding 10% of the closing sale price of our common stock on the day preceding the declaration for such distribution; (6) during any period in which the credit rating of the notes assigned by Moody's is Caa2 or lower and by Standard & Poor's is CCC or lower, or neither Moody's (or its successors) nor Standard & Poor's (or its successors) continues to rate the notes or (7) if we are party to a consolidation or merger pursuant to which our common stock would be converted into cash or property other than securities. Note holders may also convert their notes into shares of our common stock for the five business day period after any five consecutive trading day period in which the average trading price for the notes was less than 97% of the average conversion value for the notes during that period.

Upon conversion, we will have the right to deliver, in lieu of common stock, cash or a combination of cash and common stock. It is our current intention to satisfy our obligation upon a conversion of the notes first, in cash, in an amount equal to the principal amount of the notes converted and second, in shares of our common stock, to satisfy the remainder, if any, of our conversion obligation. Our ability to deliver cash at the time of conversion will be subject to many factors, including the amount of cash we have available to us, whether the agreements governing our indebtedness would permit such a cash settlement, our then existing cash needs, and other factors. The initial conversion rate is 12.4378 shares of common stock per each $1,000 principal amount of notes. This is equivalent to an initial conversion price of $80.40 per share.

On or after March 2, 2011, we have the option to redeem all or a portion of the notes that have not been previously converted or repurchased at a redemption price of 100% of the principal amount plus accrued interest to the redemption date. Note holders have the option, subject to certain conditions, to require us to repurchase any notes held by them on March 1, 2011, March 1, 2016 and March 1, 2021, or upon a change of control, at prices equal to 100% of the principal amount of the notes plus accrued interest to the date of repurchase. A change of control will be deemed not to have occurred if the sale price of our common stock exceeds specified levels for specified periods or if the consideration received in such change of control is freely tradable stock and the notes become convertible into that stock. We must pay the repurchase price for any notes repurchased on March 1, 2011 in cash. We may choose to pay the repurchase price for any notes repurchased on March 1, 2016 or March 1, 2021 in cash, shares of our common stock, or a combination of cash and shares of our common stock; *provided, however,* that we may, at our sole discretion, terminate at any time our right to pay all or a portion of the repurchase price on either of these dates in shares of our common stock. If we elect to pay note holders in common stock or a combination of cash and common stock, our common stock will be valued at 95% of the average closing sale price for the five trading days ending on the third trading day preceding the applicable purchase date.

8 1/8% SENIOR SUBORDINATED NOTES DUE 2012

On April 24, 2002, we issued and sold $150 million principal amount of our 8 1/8% senior subordinated notes due 2012, and on January 14, 2003 issued and sold another $200 million of such notes, and on November 24, 2003 redeemed $46 million of such notes. These two series of notes were issued under the same indenture, dated as of April 24, 2002 by and between us and J.P. Morgan Trust Company, National Association, as trustee, and are treated as a single class of securities for all purposes.

The following summary is a description of the material provisions of the indenture. It does not restate the indenture in its entirety. A copy of the indenture is filed as an exhibit to our Form 10-K, and the following summary is qualified in its entirety by reference to it.

Our 8 1/8% senior subordinated notes mature on May 1, 2012. We pay interest on May 1 and November 1 of each year.

We will be able to redeem the notes at our option, in whole or in part on a pro rata basis at any time and from time to time, on and after May 1, 2007 at specified redemption prices. Also, on or prior to May 1, 2005, at our option, we may redeem in the aggregate up to 40% of the aggregate principal amount of the notes at a redemption price equal to 108.125% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the date of redemption, with the proceeds of one or more equity offerings.

The notes are unsecured senior subordinated obligations and are subordinated in right of payment to all our existing and future senior debt, including debt under the New Credit Facility, our floating rate convertible senior debentures and our 2.50% convertible senior notes. The notes rank equally in right of payment with our other senior subordinated debt, including our 8% senior subordinated notes due 2013, our 6 3/4% senior subordinated notes due 2014 and our 3.25% convertible senior subordinated notes. The notes are effectively subordinated to any current or future secured indebtedness outstanding.

If a change of control triggering event occurs, each holder of the notes will have the right to require us to purchase such holder's notes at a purchase price equal to 101% of the principal amount of the notes, together with accrued and unpaid interest, if any, to the date of purchase. On and after May 1, 2007, we may exercise our optional redemption right to redeem all or a portion of the notes, at specified redemption prices, even if a change of control has occurred. After May 1, 2010, this redemption price will be lower than the price we have to pay if holders require us to purchase the notes upon the occurrence of a change of control triggering event. If a change of control triggering event occurs, prior to repurchasing the notes, we must first either repay the New Credit Facility or get a waiver or consent from the lenders under the New Credit Facility to repurchase the notes from the note holders. A change of control triggering event is defined as a change of control accompanied by the failure of the notes to be rated investment grade by Moody's and Standard & Poor's.

The indenture restricts our ability and the ability of our restricted subsidiaries to, among other things: (1) incur additional indebtedness; (2) pay dividends or make other distributions in respect of our capital stock; (3) repurchase equity interests or subordinated indebtedness; (4) create certain liens; (5) enter into certain transactions with affiliates; (6) consummate certain asset sales; and (7) merge or consolidate. These covenants are subject to important exceptions and qualifications.

The indenture pursuant to which the notes have been issued sets forth certain events, the occurrence of which constitutes an event of default. An event of default occurs if, among other things, Fisher: (1) fails to pay interest when due for 30 days, (2) fails to pay principal when due, (3) defaults in the performance of a covenant regarding the merger or sale of substantially all assets of Fisher, (4) defaults in the observance or performance of other covenants for 30 days after written notice from the trustee or holders representing 25% or more of the outstanding principal amount of the notes, (5) fails to pay or has accelerated certain other indebtedness aggregating $15 million or more, (6) is subject to one or more unpaid judgments aggregating $15 million or more, or (7) Fisher or one of its significant subsidiaries files for or is otherwise subject to a declaration of bankruptcy.

Upon the happening of any event of default, the trustee or the holders of at least 25% in principal amount of outstanding notes may declare the principal of and accrued interest on all the notes to be due and payable by notice in writing to Fisher and the trustee specifying the respective event of default and that it is a "notice of acceleration," and the notes shall become immediately due and payable. If an event of default with respect to bankruptcy proceedings of Fisher occurs and is continuing, all notes will become immediately due and payable without any declaration or other act on the part of the trustee or any holder of notes.

8% Senior Subordinated Notes due 2013

On August 20, 2003, we issued and sold $150 million principal amount of our 8% senior subordinated notes due 2013, and on November 4, 2003 issued and sold another $150 million of such notes. These two series of notes were issued under the same indenture, dated as of August 20, 2003 by and between us and J.P. Morgan Trust Company, National Association, as trustee, and are treated as a single class of securities for all purposes.

The following summary is a description of the material provisions of the indenture. It does not restate the indenture in its entirety. A copy of the indenture is filed as an exhibit to our Form 10-K, and the following summary is qualified in its entirety by reference to it.

Our 8% senior subordinated notes mature on September 1, 2013. We pay interest on March 1 and September 1 of each year.

We will be able to redeem the notes at our option, in whole or in part on a pro rata basis at any time and from time to time, on and after September 1, 2008 at specified redemption prices. At any period prior to September 1, 2008, we may redeem the notes at a redemption price of 100% of their principal amount plus a specified make-whole premium. Also, on or prior to September 1, 2006, at our option, we may redeem in the aggregate up to 40% of the aggregate principal amount of the notes at a redemption price equal to 108% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the date of redemption, with the proceeds of one or more equity offerings.

The notes are unsecured senior subordinated obligations and are subordinated in right of payment to all our existing and future senior debt, including debt under the New Credit Facility, our floating rate convertible senior debentures and our 2.50% convertible senior notes. The notes rank equally in right of payment with our other senior subordinated debt, including our 8⅛% senior subordinated notes due 2012, our 6¾% senior subordinated notes due 2014 and our 3.25% convertible senior subordinated notes. The notes are effectively subordinated to any current or future secured indebtedness outstanding.

If a change of control triggering event occurs, each holder of the notes will have the right to require us to purchase such holder's notes at a purchase price equal to 101% of the principal amount of the notes, together with accrued and unpaid interest, if any, to the date of purchase. On and after September 1, 2008, we may exercise our optional redemption right to redeem all or a portion of the notes, at specified redemption prices, even if a change of control has occurred. After September 1, 2011, this redemption price will be lower than the price we have to pay if holders require us to purchase the notes upon the occurrence of a change of control triggering event. If a change of control triggering event occurs, prior to repurchasing the notes, we must first either repay the New Credit Facility or get a waiver or consent from the lenders under the New Credit Facility to repurchase the notes from the note holders. A change of control triggering event is defined as a change of control accompanied by the failure of the notes to be rated investment grade by Moody's and Standard & Poor's.

The indenture restricts our ability and the ability of our restricted subsidiaries to, among other things: (1) incur additional indebtedness; (2) pay dividends or make other distributions in respect of our capital stock; (3) repurchase equity interests or subordinated indebtedness; (4) create certain liens; (5) enter into certain transactions with affiliates; (6) consummate certain asset sales; and (7) merge or consolidate. These covenants are subject to important exceptions and qualifications.

The indenture pursuant to which the notes have been issued sets forth certain events, the occurrence of which constitutes an event of default. An event of default occurs if, among other things, Fisher: (1) fails to pay interest when due for 30 days, (2) fails to pay principal when due, (3) defaults in the performance of a covenant regarding the merger or sale of substantially all assets of Fisher, (4) defaults in the observance or performance of other covenants for 30 days after written notice from the trustee or holders representing 25% or more of the outstanding principal amount of the notes, (5) fails to pay or has accelerated certain other indebtedness aggregating $25 million or more, (6) is subject to one or more unpaid judgments aggregating $25 million or more, or (7) Fisher or one of its significant subsidiaries files for or is otherwise subject to a declaration of bankruptcy.

Upon the happening of any event of default, the trustee or the holders of at least 25% in principal amount of outstanding notes may declare the principal of and accrued interest on all the notes to be due and payable by notice in writing to Fisher and the trustee specifying the respective event of default and that it is a "notice of acceleration," and the notes shall become immediately due and payable. If an event of default with respect to bankruptcy proceedings of Fisher occurs and is continuing, all notes will become immediately due and payable without any declaration or other act on the part of the trustee or any holder of notes.

6¾% Senior Subordinated Notes due 2014

On August 3, 2004, we issued and sold $300 million principal amount of our 6¾% senior subordinated notes due 2014. The following summary is a description of the material provisions of the indenture dated August 3, 2004, by and between us and The Bank of New York, as trustee, for such notes. It does not restate the indenture in its entirety. A copy of the indenture is filed as an exhibit to our Form 10-K, and the following summary is qualified in its entirety by reference to it.

Our 6¾% senior subordinated notes mature on August 15, 2014. We pay interest on February 15 and August 15 of each year.

We will be able to redeem the notes at our option, in whole or in part on a pro rata basis at any time and from time to time, on and after August 15, 2009 at specified redemption prices. At any period prior to August 15, 2009, we may redeem the notes at a redemption price of 100% of their principal amount plus a specified make-whole premium. Also, on or prior to August 15, 2007, at our option, we may redeem in the aggregate up to 40% of the aggregate principal amount of the notes at a redemption price equal to 106.75% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the date of redemption, with the proceeds of one or more equity offerings.

The notes are unsecured senior subordinated obligations and are subordinated in right of payment to all our existing and future senior debt, including debt under the New Credit Facility, our floating rate convertible senior debentures and our 2.50% convertible senior notes. The notes rank equally in right of payment with our other senior subordinated debt, including our 8⅛% senior subordinated notes due 2012, our 8% senior subordinated notes due 2013 and our 3.25% convertible senior subordinated notes. The notes are effectively subordinated to any current or future secured indebtedness outstanding.

If a change of control triggering event occurs, each holder of the notes will have the right to require us to purchase such holder's notes at a purchase price equal to 101% of the principal amount of the notes, together with accrued and unpaid interest, if any, to the date of purchase. On and after August 15, 2009, we may exercise our optional redemption rights to redeem all or a portion of the notes, at specified redemption prices, even if a change of control has occurred. After August 15, 2012, this redemption price will be lower than the price we have to pay if holders require us to purchase the notes upon the occurrence of a change of control triggering event. If a change of control triggering event occurs, prior to repurchasing the notes, we must first either repay the New Credit Facility or get a waiver or consent from the lenders under the New Credit Facility to repurchase the notes from the note holders. A change of control triggering event is defined as a change of control accompanied by the failure of the notes to be rated investment grade by Moody's and Standard & Poor's.

The indenture restricts our ability and the ability of our restricted subsidiaries to, among other things: (1) incur additional indebtedness; (2) pay dividends or make other distributions in respect of our capital stock; (3) repurchase equity interest or subordinated indebtedness; (4) create certain liens; (5) enter into certain transactions with affiliates; (6) consummate certain asset sales; and (7) merge or consolidate. These covenants are subject to important exceptions and qualifications.

The indenture pursuant to which the notes have been issued sets forth certain events, the occurrence of which constitutes an event of default. An event of default occurs if, among other things, Fisher: (1) fails to pay interest when due for 30 days, (2) fails to pay principal when due, (3) defaults in the performance of a covenant regarding the merger or sale of substantially all assets of Fisher, (4) defaults in the observance or performance of other covenants for 30 days after written notice from the trustee or holders representing 25% or more of the outstanding principal amount of the notes, (5) fails to pay or has accelerated certain other indebtedness aggregating $40 million or more, (6) is subject to one or more unpaid judgments aggregating $40 million or more, or (7) Fisher or one of its significant subsidiaries files for or is otherwise subject to a declaration of bankruptcy.

Upon the happening of any event of default, the trustee or the holders of at least 25% in principal amount of outstanding notes may declare the principal of and accrued interest on all the notes to be due and payable by notice in writing to Fisher and the trustee specifying the respective event of default and that it is a "notice of acceleration," and the notes shall become immediately due and payable. If an event of default with respect to bankruptcy proceedings of Fisher occurs and is continuing, all notes will become immediately due and payable without any declaration or other act on the part of the trustee or any holder of notes.

CRITICAL ACCOUNTING POLICIES

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments. Those estimates and assumptions are based on our historical experience, our observance of trends in the industry, and various other factors that are believed to be reasonable under the circumstances and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are described in "Note 2 – Summary of Significant Accounting Policies." We believe the critical accounting policies discussed below are those most important for an understanding of our financial condition and results of operations.

REVENUE RECOGNITION – We record product revenue when persuasive evidence of an arrangement exists, the price is fixed or determinable, title and risk of loss have been transferred to the customer and collectibility of the resulting receivable is reasonably assured. Risk of loss is generally transferred to the customer upon delivery. Products are typically delivered without significant post-sale obligations to customers. When significant post-sale obligations exist, revenue recognition is deferred until the obligations are satisfied. We record reductions to revenue for estimated returns. Should a greater number of products be returned to us, additional reductions to revenue may be required. We also provide for the estimated cost of product warranties at the time revenue is recognized. Although our facilities undergo quality assurance and testing procedures throughout the production process and we monitor our suppliers for Fisher branded products, our warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. Although our actual product returns and warranty costs have not historically fluctuated, should actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability may be required. Pharmaceutical outsourcing service revenues, which can consist of specialized packaging, warehousing and distribution of products, and arrangements with multiple elements, are recognized as each of the elements is provided. The company recognizes revenue for each element based on the fair value of the element provided, which has been determined by referencing historical pricing policies when the element is sold separately.

BUSINESS COMBINATIONS – Assumptions and estimates are used in determining the fair value of assets acquired and liabilities assumed in a business combination. A significant portion of the purchase price in many of our acquisitions is assigned to intangible assets that require management to use significant judgment in determining fair value. We utilize third-party valuation experts for this process. In addition, current and future amortization expense for such intangibles is affected by purchase price allocations as well as the assessment of estimated useful lives of such intangibles, excluding goodwill. We believe the assets recorded and the useful lives established are appropriate based upon current facts and circumstances.

GOODWILL – We perform an evaluation of whether goodwill is impaired annually or when events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Fair value is determined using a combination of discounted cash flow and multiple of earnings valuation techniques. Our estimates are based upon historical trends, management's knowledge and experience, and overall economic factors. While we believe our estimates are reasonable, different assumptions regarding items such as future cash flows and volatility in the markets we serve could affect our evaluations and result in write-downs to the carrying amount of our goodwill. We perform our annual test of goodwill impairment as of October 31 of each year. We recorded an impairment charge of $64.9 million on a separate line in the statement of operations for the year ended December 31, 2004. There was no impairment of goodwill recorded in 2003 or 2002 based upon our annual impairment test.

PENSION PLANS – We have defined benefit pension plans covering a significant number of domestic and international employees. Accounting for these plans requires the use of assumptions, including estimates on the expected long-term rate of return on assets, discount rates and the average rate of increase in employee compensation. In order to make informed assumptions, management consults with actuaries and reviews public market data and general economic information. A majority of our plans' benefit obligations and assets relate to our U.S.-based plans, which returned a gain of approximately 10% on plan assets for 2004 and generated a ten-year weighted-average return on plan assets of approximately 10%. A 50 basis point change in the assumption of our expected long-term rate of return on plan assets for our U.S.-based plans would result in a change in our pension cost of approximately $1.4 million. A 50 basis point change in the assumption of our discount rate for our U.S.-based plans would result in a change in our benefit obligation of approximately $28 million. We continually assess these assumptions based on market conditions, and if those conditions change, our pension cost and pension obligation may be adjusted accordingly.

CONVERTIBLE NOTES – At December 31, 2004, we had $975 million of convertible notes outstanding. These notes and their conversion events are described in more detail under "Description of Indebtedness." Upon conversion, we have the right to deliver, in lieu of common stock, cash or a combination of cash and common stock to settle the principal amount of the notes. These notes are included in our diluted EPS calculation under the "treasury stock method" when the average price of our stock for the period is greater than the conversion price. We apply the treasury stock method as it is our current intention to settle the principal portion of the notes in cash upon conversion. The conversion prices of our convertible notes are $47.46, $59.09 and $80.40 for our 2.50% convertible senior notes, floating rate convertible senior debentures and 3.25% convertible senior notes, respectively. Under the treasury stock method, only the shares required to settle the conversion premium are included in our weighted-average shares outstanding. Based upon the application of the treasury stock method, 1.0 million shares were included in our 2004 weighted-average share calculation. If we did not have the intention or ability to settle the principal amount of the notes in cash, we would apply the "if converted" method of accounting to calculate the shares included in the weighted-average share calculation. Under this method, approximately 12.2 million shares would have been included in our 2004 weighted-average share calculation, and $10.8 million of interest expense, net of tax, would have been added back to net income in calculating diluted earnings per share.

INCOME TAX RESERVES – We establish an estimated liability for federal, state and foreign income tax exposures that arise and meet the criteria for accrual under SFAS No. 5, "Accounting for Contingencies." This liability addresses a number of issues for which we may have to pay additional taxes (and interest) when all examinations by taxing authorities are concluded. We have developed a methodology for estimating our tax liability related to such matters and have consistently followed such methodology from period to period. The liability amounts for such matters are based on an evaluation of the underlying facts and circumstances, a thorough research of the technical merits of our arguments, and an assessment of the chances of us prevailing in our arguments. We consult with external tax advisers in researching our conclusions. Amounts accrued for a particular period are not adjusted upward or downward unless a significant change in facts or circumstances has occurred and been formally documented. Amounts not expected to be settled within one year are classified in other liabilities on the balance sheet.

STOCK OPTIONS – We measure compensation expense for our stock-based employee compensation plans using the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date over the amount an employee must pay to acquire the stock. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") defines a fair value method of accounting for an employee stock option or similar equity instrument. Under SFAS 123, fair value of the stock option is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock and its expected dividends, and the risk-free interest rate over the expected life of the option, and is amortized as compensation cost over the vesting period of the stock option. We determine the fair value of our stock options using the Black-Scholes option-pricing model. Had we recorded compensation expense as prescribed by SFAS 123, our net income in 2004, 2003 and 2002 would have been $137.0 million, $59.2 million and $41.5 million, respectively, and our diluted net income per share would have been $1.48, $0.98 and $0.72, respectively.

RECENT ACCOUNTING PRONOUNCEMENTS

For information on recent accounting pronouncements, refer to "Note 23 – Recent Accounting Pronouncements," which is incorporated herein by reference.

CAUTIONARY FACTORS REGARDING FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements within the meaning of Section 21E of the Exchange Act. All statements other than statements of historical facts included in this annual report may constitute forward-looking statements. Words such as "anticipates," "estimates," "expects," "forecasts," "projects," "intends," "plans," "believes" and words and terms of similar substance used in connection with any discussion of future operating results or financial performance identify forward-looking statements.

The company has based forward-looking statements on its current expectations and projections about future events. Although the company believes that its assumptions made in connection with the forward-looking statements are reasonable, there can be no assurance that the assumptions and expectations will prove to have been correct. All forward-looking statements reflect the company's present expectations of future events and are subject to a number of important assumptions, factors, and risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The factors listed in "Item 1 – Business – Risk Factors," in our Form 10-K as well as any cautionary language in our Form 10-K, provide examples of these risks and uncertainties. Some of the uncertainties and assumptions to which these forward-looking statements are subject include the following:

- our outstanding indebtedness and leverage, and the restrictions imposed by our indebtedness;
- fluctuations in the amount of research and development spending by our customers;
- the ability to achieve earnings forecasts due to variability in the demand for our higher margin products and services;
- the effects of domestic and international economic and business conditions on our businesses;
- the high degree of competition in the markets served by certain of our businesses, and the potential for new competitors to enter into these markets;
- the extent to which we undertake new acquisitions or enter into strategic joint ventures or partnerships, and our ability to realize the expected benefit of such acquisitions or strategic joint ventures or partnerships;
- future modifications to existing laws and regulations, including, but not limited to, those regarding the environment;

- discovery of unknown contingent liabilities, including environmental contamination at our facilities and liability with respect to products we distribute and manufacture;
- fluctuations in interest rates and in foreign currency exchange rates;
- availability, or increases in the cost, of raw materials and other inputs used to make our products;
- the loss of major customers or suppliers, including significant disruptions to, or increases in the prices of, services provided by third party package delivery services;
- our ability to adjust to rapid changes in the healthcare industry;
- the loss of our key personnel; and
- our ability to generate free cash flow or to obtain other sufficient resources to finance working capital and capital expenditure needs.

You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this annual report or in the case of documents incorporated by reference, as of the dates of those documents.

The company is under no obligation, and expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. You should review any additional disclosures the company makes in its filings with the SEC, including its quarterly reports on Form 10-Q, current reports on Form 8-K and our proxy statement for our shareholders' meeting.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

In the normal course of business, we use derivative financial instruments, including foreign currency forward exchange contracts and options, commodity swaps and options and interest rate swaps to manage market risks. Additional information regarding our financial instruments is contained in "Note 12 – Fair Value of Financial Instruments" and "Note 10 – Debt." The objective in managing our exposure to changes in foreign currency exchange rates is to reduce volatility on earnings and cash flow associated with these changes. The objective in managing our exposure to commodities prices is to reduce our volatility on earnings and cash flow associated with these changes. The objective in managing our exposure to changes in interest rates is to limit the impact of these changes on earnings and cash flow and to lower our overall borrowing costs. We do not hold derivatives for trading purposes.

We measure our market risk related to our holdings of financial instruments based on changes in foreign currency rates, commodities prices and interest rates utilizing a sensitivity analysis. The sensitivity analysis measures the potential loss in fair values, cash flows and earnings based on a hypothetical 10% change in these market rates. We use year-end market rates on our financial instruments to perform the sensitivity analysis. We do not include items such as lease contracts, insurance contracts, and obligations for pension and other post-retirement benefits in the analysis.

We operate manufacturing and logistical facilities as well as offices around the world and utilize fixed and floating rate debt to finance global operations. As a result, we are subject to business risks inherent in non-U.S. activities, including political and economic uncertainty, import and export limitations, and market risk related to changes in interest rates and foreign currency exchange rates. We believe the political and economic risks related to foreign operations are mitigated due to the stability of the countries in which our largest foreign operations are located.

Interest Rate Risk Management

Our primary interest rate exposures result from floating rate borrowings. Our interest rate risk is mitigated through the use of interest rate swaps. The potential loss in fair values is based on an immediate change in the net present values of our interest rate-sensitive exposures resulting from a 10% change in interest rates. The potential loss in cash flows and earnings is based on the change in the interest expense over a one-year period due to an immediate 10% change in rates. A hypothetical 10% change in interest rates would not have had a material impact on our fair values, cash flows or earnings for 2004, 2003 or 2002.

Currency Risk Management

We operate and conduct business in many foreign countries and as a result are exposed to movements in foreign currency exchange rates. Our exposure to exchange rate effects includes (1) exchange rate movements on financial instruments and transactions denominated in foreign currencies which affect earnings and (2) exchange rate movements upon translation of net assets in foreign subsidiaries for which the functional currency is not the U.S. dollar, which affect our net equity.

Our primary currency rate exposures relate to our intercompany debt, trade payables and receivables, foreign cash and foreign currency forward and option contracts. The potential loss in fair values is based on an immediate change in the U.S. dollar equivalent balances of our currency exposures due to a 10% shift in exchange rates. The potential loss in cash flows and earnings is based on the change in cash flow and earnings over a one-year period resulting from an immediate 10% change in currency exchange rates. A hypothetical 10% change in the currency exchange rates would not have had a material effect on our fair values, cash flows or earnings for 2004, 2003 or 2002.

Commodity Risk Management

Our primary commodity price exposures relate to the procurement of raw material components and our use of diesel fuel for transportation and natural gas for manufacturing and heating purposes. We believe our primary raw material exposures currently are petroleum-based resins and steel used in our manufacturing operations. We enter into swap and option contracts with durations generally 12 months or less to hedge our exposure to diesel fuel and natural gas prices. We do not hedge our exposure to raw material prices.

A hypothetical 10% change in our primary commodities would not have had a material impact on our fair values or cash flows for 2004, 2003 and 2002 or on our earnings for 2003 and 2002. However, due to increased raw material exposure from the merger with Apogent, a 10% change in market rates of petroleum-based resins and steel could have had a material impact on our earnings in 2004.

STATEMENT OF
OPERATIONS

Year Ended December 31,	2004	2003	2002
(In millions, except per share data)			
Sales	$4,662.7	$3,564.4	$3,238.4
Cost of sales	3,285.6	2,624.9	2,383.3
Selling, general and administrative expense	1,017.4	680.9	612.2
Impairment of goodwill	64.9	–	–
Restructuring charges (credits)	7.8	–	(2.2)
Income from operations	287.0	258.6	245.1
Interest expense	104.8	84.8	91.3
Other (income) expense, net	(10.2)	77.7	12.3
Income before income taxes and cumulative effect of accounting change	192.4	96.1	141.5
Income tax provision	26.0	17.7	44.8
Income before cumulative effect of accounting change	166.4	78.4	96.7
Cumulative effect of accounting change, net of tax	–	–	(46.1)
Net income	$ 166.4	$ 78.4	$ 50.6
Basic income per common share before cumulative effect of accounting change	$ 1.93	$ 1.38	$ 1.77
Cumulative effect of accounting change, net of tax	–	–	(0.84)
Basic net income per common share	$ 1.93	$ 1.38	$ 0.93
Diluted income per common share before cumulative effect of accounting change	$ 1.80	$ 1.29	$ 1.67
Cumulative effect of accounting change, net of tax	–	–	(0.80)
Diluted net income per common share	$ 1.80	$ 1.29	$ 0.87
Weighted-average common shares outstanding:			
Basic	86.2	56.9	54.5
Diluted	92.2	60.6	57.9

See the accompanying notes to financial statements.

BALANCE SHEET

December 31, (In millions, except share data)	2004	2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 162.5	$ 83.8
Accounts receivable, net	636.6	432.7
Inventories	625.7	355.4
Other current assets	266.2	138.9
Total current assets	1,691.0	1,010.8
Property, plant and equipment	788.6	440.9
Goodwill	3,832.7	1,006.9
Intangible assets	1,571.8	241.0
Other assets	206.1	159.8
Total assets	$8,090.2	$2,859.4
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term debt	$ 39.4	$ 12.0
Accounts payable	470.2	377.7
Accrued and other current liabilities	458.1	258.8
Total current liabilities	967.7	648.5
Long-term debt	2,309.2	1,386.1
Other liabilities	943.3	249.4
Total liabilities	4,220.2	2,284.0
Commitments and contingencies		
Stockholders' equity:		
Preferred stock ($0.01 par value; 15,000,000 shares authorized, none outstanding)	–	–
Common stock ($0.01 par value; 500,000,000 shares authorized; 118,928,952 and 63,218,083 shares issued; 118,673,977 and 62,955,438 shares outstanding at December 31, 2004 and 2003, respectively)	1.1	0.6
Capital in excess of par value	4,006.1	964.5
Accumulated deficit	(260.1)	(426.5)
Accumulated other comprehensive income	126.9	40.0
Treasury stock, at cost, (254,975 and 262,645 shares at December 31, 2004 and 2003, respectively)	(4.0)	(3.2)
Total stockholders' equity	3,870.0	575.4
Total liabilities and stockholders' equity	$8,090.2	$2,859.4

See the accompanying notes to financial statements.

STATEMENT OF CASH FLOWS

Year Ended December 31,	2004	2003	2002
(In millions)			
Cash flows from operating activities:			
Net income	$ 166.4	$ 78.4	$ 50.6
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	143.3	82.8	74.9
Call premiums and deferred financing charges	9.3	65.9	11.2
Deferred income taxes	(3.0)	(0.5)	36.1
Other noncash items	8.8	18.8	–
Gain on sale of investment	(22.7)	–	–
Impairment of goodwill	64.9	–	–
Cumulative effect of accounting change	–	–	46.1
Changes in working capital:			
(Increase)/decrease in accounts receivable, net	35.0	(17.0)	(11.6)
Decrease in inventories	54.6	37.6	5.5
Increase in accounts payable	15.0	7.8	6.0
Increase in other assets	(38.1)	(59.7)	(34.4)
Increase/(decrease) in other liabilities	(40.7)	3.9	(25.1)
Cash provided by operating activities	392.8	218.0	159.3
Cash flows from investing activities:			
Acquisitions, net of cash acquired	(336.1)	(672.0)	(61.1)
Capital expenditures	(93.4)	(80.2)	(43.9)
Other investing activities	22.5	(14.2)	(0.4)
Cash used in investing activities	(407.0)	(766.4)	(105.4)
Cash flows from financing activities:			
Proceeds from sale of common stock	–	260.6	–
Proceeds from stock options exercised	136.0	19.8	6.4
Long-term debt proceeds	1,029.3	1,470.7	163.3
Long-term debt payments	(1,035.6)	(1,077.9)	(228.1)
Change in short-term debt, net	(5.8)	(16.2)	(26.4)
Debt financing costs	(26.9)	(29.5)	(9.8)
Call premiums	(13.8)	(43.8)	–
Cash provided by (used in) financing activities	83.2	583.7	(94.6)
Effect of exchange rate changes on cash and cash equivalents	9.7	9.7	4.4
Net change in cash and cash equivalents	78.7	45.0	(36.3)
Cash and cash equivalents – beginning of year	83.8	38.8	75.1
Cash and cash equivalents – end of year	$ 162.5	$ 83.8	$ 38.8
Supplemental Cash Flow Information:			
Cash paid during the year for:			
Income taxes, net of refunds	$ 31.6	$ 11.7	$ 15.6
Interest	$ 90.4	$ 93.1	$ 83.5
Fair value of equity securities issued in connection with the Apogent merger	$ 2,768.7	$ –	$ –

See the accompanying notes to financial statements.

STATEMENT OF CHANGES
IN STOCKHOLDERS' EQUITY AND OTHER COMPREHENSIVE INCOME

(In millions, except share data)	Common Stock		Capital in Excess of	Shares Deposited	Shares To Be Distributed	Accumulated	Accumulated Other Comprehensive	Treasury Stock at Cost			Other Comprehensive Income
	Shares	Amount	Par Value	In Trust	From Trust	Deficit	Income (Loss)	Shares	Amount	Total	(Loss)
Balance at January 1, 2002	54,194,484	$0.5	$ 661.1	$(50.6)	$50.6	$(555.5)	$(81.8)	36,606	$(1.0)	$ 23.3	
Net income	–	–	–	–	–	50.6	–	–	–	50.6	$ 50.6
Foreign currency translation adjustment	–	–	–	–	–	–	48.8	–	–	48.8	48.8
Unrealized investment loss	–	–	–	–	–	–	(1.3)	–	–	(1.3)	(1.3)
Unrealized gain on cash flow hedges	–	–	–	–	–	–	1.3	–	–	1.3	1.3
Realization of losses on cash flow hedges	–	–	–	–	–	–	5.3	–	–	5.3	5.3
Minimum pension liability	–	–	–	–	–	–	(9.8)	–	–	(9.8)	(9.8)
Subtotal – other comprehensive income											$ 94.9
Proceeds from stock options	481,029	–	6.4	–	–	–	–	–	–	6.4	
Tax benefit from stock options	–	–	8.9	–	–	–	–	–	–	8.9	
Trust activity	–	–	–	16.6	(16.6)	–	–	–	–	–	
Balance at December 31, 2002	54,675,513	0.5	676.4	(34.0)	34.0	(504.9)	(37.5)	36,606	(1.0)	133.5	
Net income	–	–	–	–	–	78.4	–	–	–	78.4	$ 78.4
Foreign currency translation adjustment	–	–	–	–	–	–	69.2	–	–	69.2	69.2
Unrealized investment gain	–	–	–	–	–	–	1.8	–	–	1.8	1.8
Unrealized gain on cash flow hedges	–	–	–	–	–	–	0.5	–	–	0.5	0.5
Minimum pension liability	–	–	–	–	–	–	6.0	–	–	6.0	6.0
Subtotal – other comprehensive income											$155.9
Proceeds from issuance of common stock, net	6,634,526	0.1	260.5	–	–	–	–	–	–	260.6	
Proceeds from stock options	1,908,044	–	19.8	–	–	–	–	–	–	19.8	
Tax benefit from stock options	–	–	5.6	–	–	–	–	–	–	5.6	
Acquisition of treasury stock	–	–	2.2	–	–	–	–	226,039	(2.2)	–	
Trust activity	–	–	–	8.5	(8.5)	–	–	–	–	–	
Balance at December 31, 2003	63,218,083	0.6	964.5	(25.5)	25.5	(426.5)	40.0	262,645	(3.2)	575.4	
Net income	–	–	–	–	–	166.4	–	–	–	166.4	$166.4
Foreign currency translation adjustment	–	–	–	–	–	–	89.9	–	–	89.9	89.9
Unrealized investment gain	–	–	–	–	–	–	4.1	–	–	4.1	4.1
Unrealized loss on cash flow hedges	–	–	–	–	–	–	(4.3)	–	–	(4.3)	(4.3)
Minimum pension liability	–	–	–	–	–	–	(2.8)	–	–	(2.8)	(2.8)
Subtotal – other comprehensive income											$253.3
Acquisition of Apogent Technologies Inc. stock, net	50,634,510	0.5	2,868.6	–	–	–	–	–	–	2,869.1	
Proceeds from stock options	5,074,800	–	136.0	–	–	–	–	–	–	136.0	
Tax benefit from stock options	–	–	36.0	–	–	–	–	–	–	36.0	
Shares issued upon conversion of debt	1,559	–	0.1	–	–	–	–	–	–	0.1	
Acquisition of treasury stock	–	–	–	–	–	–	–	49,843	(3.0)	(3.0)	
Trust activity	–	–	0.9	1.5	(1.5)	–	–	(57,513)	2.2	3.1	
Balance at December 31, 2004	118,928,952	$1.1	$4,006.1	$(24.0)	$24.0	$(260.1)	$126.9	254,975	$(4.0)	$3,870.0	

See the accompanying notes to financial statements.

1 NATURE OF OPERATIONS

Fisher Scientific International Inc. ("Fisher," or "the Company") was founded in 1902 and was incorporated as a Delaware corporation in 1991. The Company's operations are conducted throughout North and South America, Europe, the Far East, Australia, the Middle East and Africa, directly or through one or more subsidiaries, joint ventures, agents or dealers. The Company's operations are organized into the following three business segments:

1. SCIENTIFIC PRODUCTS AND SERVICES segment provides products and services primarily to entities conducting scientific research, including drug discovery and drug development, quality and process control and basic research and development. This segment manufactures and distributes a broad range of biochemicals and bioreagents; organic and inorganic chemicals; sera; cell culture media; sterile liquid-handling systems; microbiology media and related products; scientific consumable products, instruments and equipment; safety and personal protection products; and other consumables and supplies. Additionally, this segment provides services to pharmaceutical and biotechnology companies engaged in clinical trials, including specialized packaging, over-encapsulation, labeling and distribution for phase III and phase IV clinical trials, as well as combinatorial chemistry, custom-chemical synthesis, supply-chain management and a number of other services.

2. HEALTHCARE PRODUCTS AND SERVICES segment manufactures and distributes a wide array of diagnostic kits and reagents, equipment, instruments, medical devices and other consumable products to hospitals and group-purchasing organizations, clinical laboratories, reference laboratories, physicians' offices and original equipment manufacturers located primarily in the U.S. In addition, we manufacture and distribute ear, nose and throat medical devices outside the U.S. This segment also provides outsourced manufacturing services for diagnostic reagents, calibrators and controls to the healthcare and pharmaceutical industries.

3. LABORATORY WORKSTATIONS segment manufactures and sells laboratory workstations and fume hoods and provides lab-design services for pharmaceutical and biotechnology customers, colleges, universities and secondary schools, hospitals and reference labs.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION – The financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

CASH AND CASH EQUIVALENTS – Cash and cash equivalents consist primarily of highly liquid investments with original maturities of three months or less at the date of acquisition. These investments are carried at cost, which approximates market value.

ALLOWANCE FOR DOUBTFUL ACCOUNTS – The allowance for doubtful accounts receivable reflects the best estimate of probable losses inherent in the Company's receivables determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available evidence.

INVENTORIES – Inventories are valued at the lower of cost or market, cost being determined principally by the first-in, first-out ("FIFO") method with certain of the Company's subsidiaries utilizing the last-in, first-out ("LIFO") method. The Company periodically reviews quantities of inventories on hand and compares these amounts to the expected use of each product or product line. The Company records a charge to cost of sales for the amount required to reduce the carrying value of inventory to net realizable value. Costs associated with the procurement and warehousing of inventories, such as inbound freight charges, purchasing and receiving costs, and internal transfer costs, are included in the cost of sales line item within the statement of operations.

INVESTMENTS – Long-term investments in marketable equity securities that represent less than 20% ownership are marked to market at the end of each accounting period. Unrealized gains and losses are credited or charged to other comprehensive income within shareholders' equity for available-for-sale securities unless an unrealized loss is deemed to be other than temporary, in which case such loss is charged to earnings. At December 31, 2004, the Company had investments of $19.0 million classified as available-for-sale securities, which were reported at fair value and included in other current assets within the balance sheet. Unrealized gains on available-for-sale securities, net of tax, included in accumulated other comprehensive income for the year ended December 31, 2004 was $3.7 million. Included in other assets are securities held in a rabbi trust for a supplemental nonqualified executive retirement program as more fully described in Note 17 - Employee Benefit Plans. These securities had a fair market value of approximately $34 million and $23 million at December 31, 2004 and 2003, respectively, and are classified as available for sale. Unrealized gains on these securities net of tax included in accumulated other comprehensive income for the years ended December 31, 2004 and 2003 were $0.4 million and $1.2 million, respectively.

Other equity investments for which the Company does not have the ability to exercise significant influence and for which there is not a readily determinable market value are accounted for under the cost method of accounting. The Company periodically evaluates the carrying value of its investments accounted for under the cost method of accounting, such that they are recorded at the lower of cost or estimated net realizable value.

For equity investments in which the Company owns or controls 20% or more of the voting shares, or over which it exerts significant influence over operating and financial policies, the equity method of accounting is used. The Company's share of net income or losses of equity investments is included in the other (income) expense, net line item within the statement of operations and was not material in any period presented.

PROPERTY, PLANT AND EQUIPMENT – Property, plant and equipment are recorded at cost. Major improvements are capitalized while expenditures for maintenance, repairs and minor improvements are charged to expense. When assets are retired or otherwise disposed of, the assets and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in the statement of operations. Depreciation is generally based upon the following estimated useful lives: buildings and improvements 5 to 30 years; machinery, equipment and other 3 to 10 years. Depreciation is computed using the straight-line method.

GOODWILL AND INDEFINITE-LIVED INTANGIBLE ASSETS – Goodwill and indefinite-lived intangible assets are not amortized but instead reviewed for impairment and written down with a resulting charge to the results of operations in the period in which the recorded value of goodwill and indefinite-lived intangible assets exceeds its fair value. Fair value is determined using a combination of discounted cash flow and multiple of earnings valuation techniques. Our estimates are based upon historical trends, management's knowledge and experience, and overall economic factors. The Company performs its annual test for indications of impairment as of October 31 each year (see "Note 8 - Goodwill and Other Intangible Assets"). The Company performed an initial test to evaluate whether goodwill and indefinite-lived intangible assets were impaired as of January 1, 2002 and determined goodwill was impaired (see "Note 18 - Change in Accounting Principle").

INTANGIBLE ASSETS – Intangible assets with a finite useful life are amortized on a straight-line basis over their estimated useful lives, with periods ranging from 3 to 22 years.

DEFERRED FINANCING FEES – Deferred financing fees of $33.3 million and $24.9 million at December 31, 2004 and 2003, respectively, are included in other assets within the balance sheet and are amortized over the term of the related debt. During 2004, 2003 and 2002, the Company recorded as interest expense the amortization for deferred financing fees of $5.0 million, $3.9 million, and $4.5 million, respectively. Upon retiring debt, unamortized deferred financing fees are recognized in the other (income) expense, net line item within the statement of operations.

IMPAIRMENT OF LONG-LIVED ASSETS – Property, plant and equipment and other long-term assets are reviewed for impairment whenever changes in circumstances indicate that the carrying amount may not be recoverable. Impairment losses are charged to the statement of operations for the difference between the fair value and carrying value of the asset. During 2004, the Company recognized $2.7 million of impairment losses on long-lived assets. The assets determined to be impaired were tested for recovery based on circumstances whereby goodwill was impaired as a result of the Company's annual test for indications of impairment. The impairment charge is reflected in cost of sales and selling, general and administrative expense on the statement of operations and has been included in the scientific products and services segment. No impairment losses were recorded on long-lived assets in 2003 or 2002.

ACCOUNTS PAYABLE – The Company maintains a zero balance cash management system for its U.S. accounts payable. Accordingly, included in accounts payable at December 31, 2004 and 2003, are $102.0 million and $64.0 million of checks that did not clear the bank, respectively.

ENVIRONMENTAL REMEDIATION COSTS – The Company is subject to laws and regulations relating to protecting the environment. Fisher provides for expenses associated with environmental remediation obligations when such amounts are probable and can be reasonably estimated.

INSURABLE LIABILITIES – The Company records liabilities for its workers' compensation, product, general and auto liabilities up to pre-determined program deductibles subsequent to which risk of loss is transferred to the Company's insurance carriers. The determination of these liabilities and related expenses is dependent on claims experience. For certain of these liabilities, claims incurred but not yet reported are estimated by utilizing actuarial valuations based on historical claims experience.

ADVERTISING – The Company expenses advertising costs as incurred, except for certain direct-response advertising, which is capitalized and amortized over its expected period of future benefit, generally two years. Direct-response advertising consists of catalog production and mailing costs and amortization begins on the date the catalogs are mailed. Advertising expense, which includes internal employment costs for marketing personnel and amortization of capitalized direct-response advertising, was $72.2 million, $39.9 million and $37.5 million for the three years ended December 31, 2004, 2003, and 2002, respectively. Included in advertising expense was catalog amortization of $13.3 million, $14.3 million, and $14.5 million for 2004, 2003 and 2002, respectively.

REVENUE RECOGNITION – The Company records product revenue when persuasive evidence of an arrangement exists, the price is fixed or determinable, title and risk of loss have been transferred to the customer and collectibility of the resulting receivable is reasonably assured. Title generally transfers at shipping point. However, full risk of loss is generally transferred to the customer upon delivery. Products are typically delivered without significant post-sale obligations to customers. When significant post-sale obligations exist, revenue recognition is deferred until the obligations are satisfied. Provisions for discounts, warranties, rebates to customers, returns and other adjustments are provided for in the period the related sales are recorded. Pharmaceutical outsourcing service revenues, which can consist of specialized packaging, warehousing and distribution of products, and arrangements with multiple elements, are recognized as each of the elements is provided. The Company recognizes revenue for each element based on the fair value of the element provided, which has been determined by referencing historical pricing policies when the element is sold separately. Other service revenue is recognized as the services are performed. Certain contracts associated with the Company's laboratory workstations segment are recorded under the percentage-of-completion method of accounting. Changes in estimates to complete and revisions in overall profit estimates on percentage-of-completion contracts are recognized in the period in which they are determined.

RESEARCH AND DEVELOPMENT – The Company expenses costs associated with the development of new products. Research and development expenses are charged to selling, general and administrative expenses and were $36.7 million, $11.8 million and $7.7 million for the years ended December 31, 2004, 2003 and 2002, respectively.

INCOME TAXES – The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the asset and liability approach to account for income taxes by recognizing deferred tax assets and liabilities for the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return. The Company records a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized. The Company establishes an estimated liability for federal, state and foreign income tax exposures that arise and meet the criteria for accrual under SFAS No. 5, "Accounting for Contingencies." This liability addresses a number of issues for which the Company may have to pay additional taxes (and interest) when all examinations by taxing authorities are concluded. The liability amounts for such matters are based on an evaluation of the underlying facts and circumstances, a thorough research of the technical merits of the Company's arguments, and an assessment of the chances of the Company prevailing in its arguments. Amounts not expected to be settled within one year are classified in other liabilities on the balance sheet.

STOCK-BASED COMPENSATION – The Company measures compensation expense for its stock-based employee compensation plans using the intrinsic value method. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS No. 148"), an amendment of FASB Statement No. 123. Therefore, the Company has recognized compensation expense only for restricted stock units and similar awards as all options granted had an exercise price equal to the market value of the underlying stock on the date of grant. Had compensation expense for the Company's stock option plans been determined based on the fair value at the grant date for awards under the Company's stock plans, consistent with the methodology prescribed under SFAS No. 148, the Company's net income and net income per common share would have approximated the pro forma amounts indicated below (in millions, except per share amounts):

	2004	2003	2002
Net income as reported	$166.4	$78.4	$50.6
Add: stock-based employee compensation included in reported net income, net of tax	0.8	–	–
Deduct: stock-based compensation expense determined using fair value based method for all awards, net of tax	30.2	19.2	9.1
Net income, pro forma	$137.0	$59.2	$41.5
Net income per common share			
As reported:			
Basic	$1.93	$1.38	$0.93
Diluted	$1.80	$1.29	$0.87
Pro forma:			
Basic	$1.59	$1.04	$0.76
Diluted	$1.48	$0.98	$0.72

The fair value of the Company's stock options included in the preceding pro forma amounts were estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2004	2003	2002
Risk free interest rate	3.3%	2.8%	3.8%
Expected life of option	5 years	5 years	5 years
Volatility	39%	41%	47%
Expected dividend yield	0.0%	0.0%	0.0%

FOREIGN CURRENCY TRANSLATION – Assets and liabilities of the Company's foreign subsidiaries, where the functional currency is the local currency, are translated into U.S. dollars using year-end exchange rates. Revenues and expenses of foreign subsidiaries are translated at the average exchange rates in effect during the year. Adjustments resulting from financial statement translations are included as a component of accumulated other comprehensive income ("OCI") within shareholders' equity. Gains and losses resulting from foreign currency transactions are reported on the income statement line item corresponding with the transaction when recognized and were immaterial for all periods presented.

Derivative Financial Instruments – The Company accounts for derivative financial instruments in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. All derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in the results of operations. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in accumulated other comprehensive income and are recognized in the results of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in the results of operations. For derivative instruments not designated as hedging instruments, changes in fair value are recognized in the results of operations in the current period.

The nature of the Company's business activities requires the management of various financial and market risks, including those related to changes in interest rates, foreign currency and commodity rates. The Company uses derivative financial instruments to mitigate or eliminate certain of those risks. The Company assesses, both at the inception of the hedge and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge, the Company discontinues hedge accounting prospectively. The Company does not hold derivatives for trading purposes.

The Company uses interest-rate swap agreements in order to manage its exposure to interest rate risk. These interest rate swaps are designated as cash flow hedges of the Company's variable rate debt. During the three years ended December 31, 2004, no ineffectiveness was recognized in the results of operations on these hedges. Amounts accumulated in OCI are reclassified into earnings as interest is accrued on the hedge transactions. The amounts accumulated in OCI will fluctuate based on changes in the fair value of the Company's derivatives at each reporting period.

The Company enters into forward currency and option contracts to hedge exposure to fluctuations in foreign currency rates. For foreign currency contracts that are designated as hedges, changes in the fair value are recorded in OCI to the extent of hedge effectiveness and are subsequently recognized in the results of operations once the forecasted transactions are recognized. For forward currency contracts not designated as hedges, changes in fair value are recognized in the results of operations in the current period. These changes in fair value are not material to the financial statements for any periods presented.

The Company enters into commodity swaps and option contracts to hedge exposure to fluctuations in commodity prices. For contracts that are designated as hedges, changes in the fair value are recorded in OCI to the extent of hedge effectiveness and are subsequently recognized in the results of operations once the forecasted transactions are recognized. For contracts not designated as hedges, changes in fair value are recognized in the results of operations in the current period. These changes in fair value are not material to the financial statements for any periods presented.

Other Comprehensive Income – Other comprehensive income refers to revenues, expenses, gains and losses that under accounting principles generally accepted in the United States are included in other comprehensive income, but are excluded from net income as these amounts are recorded directly as an adjustment to stockholders' equity, net of tax. The Company's other comprehensive income is comprised of unrealized gains and losses on available-for-sale securities, unrealized losses on cash flow hedges, minimum pension liability and foreign currency translation adjustments.

Earnings Per Share – Basic net income per share is computed by dividing net income available for common stockholders by the weighted-average number of shares of common stock outstanding during the period. Except where the result would be antidilutive, diluted net income per share is computed by dividing net income available for common stockholders by the weighted-average number of shares of common stock outstanding, including potential common shares from the exercise of stock option and warrants, and conversion of convertible securities, using the treasury stock method. At December 31, 2004, the Company had $975 million of convertible notes outstanding. These notes and their conversion events are described in more detail in "Note 10 - Debt." Upon conversion, the Company has the right to deliver, in lieu of common stock, cash or a combination of cash and common stock to settle the principal amount of the notes. These notes are included in our diluted EPS calculation under the "treasury stock method" when the average price of our stock for the period is greater than the conversion price. The Company applies the treasury stock method as it is our current intention to settle the principal portion of the notes in cash upon conversion. The conversion prices of our convertible notes are $47.46, $59.09 and $80.40 for our 2.50% convertible senior notes, floating rate convertible senior debentures and 3.25% convertible senior notes, respectively. Under the treasury stock method, only the shares required to settle the conversion premium are included in our weighted-average shares outstanding. Based upon the application of the treasury stock method, 1.0 million shares were included in our 2004 weighted-average share calculation.

The following table sets forth basic and diluted net income per share computational data for the years ended December 31, 2004, 2003 and 2002 (in millions, except per share amounts):

	2004	2003	2002
Net income available to common shareholders	$166.4	$78.4	$50.6
Weighted-average common shares outstanding used in computing basic net income per common share	86.2	56.9	54.5
Dilutive securities:			
Stock options[a]	5.0	3.7	3.4
Convertible notes	1.0	–	–
Weighted-average common shares outstanding used in computing diluted net income per common share	92.2	60.6	57.9
Basic net income per common share	$ 1.93	$1.38	$0.93
Diluted net income per common share	$ 1.80	$1.29	$0.87

[a] The weighted-average amount of outstanding antidilutive common stock options excluded from the computation of diluted net income per common share was 0.9 million, 0.2 million and 1.3 million at December 31, 2004, 2003 and 2002, respectively.

USE OF ESTIMATES – The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make extensive use of estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Significant estimates in these financial statements include the fair value and estimated lives of intangible assets assumed in business combinations, restructuring charges and credits, acquisition liabilities, allowances for doubtful accounts receivable, estimates of future cash flows associated with asset impairments, useful lives for depreciation and amortization, loss contingencies, net realizable value of inventories, fair values of financial instruments, estimated contract revenue and related costs, environmental remediation and legal liabilities, insurable liabilities, income taxes and tax valuation reserves, and the determination of discount and other rate assumptions for pension and postretirement employee benefit expenses. Actual results could differ materially from these estimates. Changes in estimates are recorded in results of operations in the period that the event or circumstance giving rise to such changes occur.

RECLASSIFICATIONS – Certain reclassifications have been made to all periods presented in order to conform to the current year presentation.

3 BUSINESS COMBINATIONS

MERGER WITH APOGENT TECHNOLOGIES INC.

On August 2, 2004, the Company completed an approximately $3.9 billion combination with Apogent Technologies Inc. ("Apogent") in a tax-free, stock-for-stock merger, which included the assumption of debt with a fair value of $1.1 billion. Apogent shareholders received 0.56 shares of Fisher common stock for each share of Apogent common stock they owned. Upon completion of the merger, Apogent became a wholly owned subsidiary of Fisher. The results of Apogent have been included in the scientific products and services segment and the healthcare products and services segment from the date of acquisition.

The Company believes the combination of Fisher with Apogent may result in several strategic benefits, including providing the Company with an enhanced:

- LIFE-SCIENCE MARKET POSITION. The Company's life-science footprint may grow substantially as a result of this combination. In addition, Apogent's wide range of consumable products for protein-based research and other drug discovery applications may enhance the Company's life-science portfolio.
- BIOPHARMA-PRODUCTION AND DIAGNOSTIC-REAGENT OFFERING. The combination of Fisher with Apogent may strengthen the Company's offerings in biopharma production and diagnostic reagents.
- GLOBAL MARKET PRESENCE. Apogent has manufacturing operations throughout the world that may complement and enhance the Company's existing worldwide distribution and supply network.

The Company also anticipates that the merger may result in several key financial benefits, including:

- ENHANCED MARGINS. The Company expects higher-margin, proprietary products to approximate 60% of its total annual sales.
- SYNERGY OPPORTUNITIES. The Company expects to achieve cost savings and other benefits in 2005 and beyond. These synergies may come from, among other things, facility consolidations, sourcing opportunities, administrative efficiencies and the elimination of duplicative marketing and distribution functions.
- EARNINGS AND REVENUE GROWTH. The Company believes that its revenue and earnings may be enhanced as a result of the merger with Apogent.
- OPERATING CASH FLOW. The Company anticipates cash flow from operations may increase as a result of the merger and result in increased financial flexibility that may enhance its ability to pursue strategic growth opportunities.

The following table summarizes the purchase by Fisher of the outstanding shares of Apogent common stock.

(in millions)	
Aggregate value of stock consideration	$2,658.8
Value of Apogent stock options assumed by Fisher	109.9
Aggregate consideration	2,768.7
Tax benefit of Apogent stock options exercised	(22.7)
Net consideration	$2,746.0

The value of the 50.6 million shares of Fisher common stock, $0.01 par value, issued in the merger for the acquisition of approximately 90.4 million shares of Apogent common stock outstanding on July 30, 2004 was based on $52.51 per share, which represents the five-day average closing price of Fisher's common stock beginning two days prior to the merger announcement date of March 17, 2004. The estimated fair value, based upon a Black-Scholes valuation, of Fisher's stock options issued for the conversion of approximately 11.2 million of Apogent stock options outstanding on July 30, 2004 was calculated based on a price of $52.51 per share. The Company also acquired 49,843 shares of common stock deposited in treasury stock in a noncash exchange. The allocation of the purchase price paid by the Company includes $45 million of direct merger costs, $14.2 million of termination benefits and $3.5 million of other exit costs. Through December 31, 2004, $33.6 million of the direct merger costs, $4.4 million of termination benefits, and $0.3 million of other exit costs were paid by the Company. The $14.2 million of termination benefits primarily represents costs to involuntarily terminate employees associated with Apogent's corporate headquarters and other certain facilities. The activities associated with involuntary termination of such employees is expected to be completed by December 31, 2005. The $3.5 million of other exit costs is primarily comprised of contract termination costs. These costs include the exit of certain non-cancelable leases that include payments through 2009. The unpaid direct merger, termination benefits and exit costs outstanding as of December 31, 2004 have been classified in accrued and other current liabilities in the balance sheet.

The following table summarizes the allocation of purchase price to the estimated fair values of the assets acquired and liabilities assumed as of August 2, 2004, the date of the merger, in accordance with SFAS 141. The Company's initial allocation was based on a preliminary evaluation whereby data gathering was ongoing and represented management's good faith best estimates based on the data then available. As a result, the initial allocation of purchase price has been revised and the evaluation process is substantially completed, with the remaining allocation to be completed primarily related to finalizing the value of liabilities assumed in connection with certain leased facilities. The amount allocated to goodwill is non-deductible for tax purposes.

(in millions)	
Current assets	$ 671.2
Property, plant and equipment	292.7
Intangible assets	1,225.1
In-process research and development	2.4
Goodwill	2,529.2
Other assets	17.3
Total assets acquired	4,737.9
Current liabilities	272.7
Long-term debt	1,061.9
Other liabilities	657.3
Total liabilities assumed	1,991.9
Net assets acquired	$2,746.0

The estimated fair value of long-term debt assumed as of August 2, 2004 is comprised of the following Apogent debt securities:

- The Company assumed $250 million aggregate principal amount of the 6½% senior subordinated notes due 2013 (the "6½% Notes"). The 6½% Notes were recorded at a fair value of $276.9 million based upon the tender price for the notes, which was $1,107.50 in cash per $1,000 principal amount, plus accrued and unpaid interest. The tender price is assumed to be equal to the market price. The 6½% Notes were tendered and a consent was given to amend the indenture for any notes that remained outstanding to eliminate restrictive covenants in that indenture. The cash tender offer was completed concurrently with the merger.

- The Company assumed $300 million aggregate principal amount of 2.25% senior convertible contingent debt securities due 2021 (the "2.25% CODES"). The 2.25% CODES were recorded at a fair value of $335.4 million based upon the market price for the debt security at July 30, 2004, reflecting a premium of $33.9 million and a liability of $1.5 million for exchange fees to be paid. The Company determined that the premium was due to the equity conversion feature of the debt and recorded the amount of the premium to capital in excess of par value.

- The Company assumed $345 million aggregate principal amount of floating rate senior convertible contingent debt securities due 2033 (the "Floating Rate CODES"). The Floating Rate CODES were recorded at a fair value of $426.3 million based upon the market price for the debt security at July 30, 2004, reflecting a premium of $77.5 million and a liability of $3.8 million for exchange and consent solicitation fees to be paid. The Company determined that the premium was due to the equity conversion feature of the debt and recorded the amount of the premium to capital in excess of par.

- The Company assumed $7 million of remaining aggregate principal amount of 8% senior notes due 2011 (the "8% Notes"). The 8% Notes were recorded at a fair value of $7.6 million based upon the market value for the debt security at July 30, 2004, reflecting a premium of $0.6 million.

- The Company assumed sale/leaseback obligations of $10.5 million. The obligations were recorded at a fair value of $15.7 million based upon third-party appraisals. The Company has also recorded an estimated liability of approximately $11 million pertaining to a put feature associated with these obligations whereby the Company could be obligated to purchase the associated facilities at a price based upon a prescribed calculation methodology in the lease agreement. This liability is based on management's current best estimate and is subject to revision.

The allocation of purchase price also includes $5.5 million for an asset held for sale recorded at fair value less cost to sell and has been included in property, plant and equipment but not depreciated. This asset was not considered to be a productive asset to the operations of the combined company and was being actively marketed for immediate sale. The sale of this asset was consummated during the three months ended March 31, 2005.

The initial allocation of purchase price has been revised for an increase in the allocation to identifiable intangible assets. Identifiable intangible assets total approximately $1,225.1 million. The Company made a corresponding revision to other liabilities to reflect the corresponding deferred tax liability. The Company's estimated value of intangible assets relates to trademarks, trade names, customer relationships, supplier agreements and developed technology.

The following table summarizes the allocation of the estimated fair values to identified amortizable intangible assets acquired (in millions):

	Fair Value	Weighted-Average Life
Customer relationships	$226.1	20.9
Developed technology	175.5	9.4
Supplier arrangements	5.8	10.0
Other amortizable intangible assets	0.6	2.0
	$408.0	15.7

The Company also allocated $817.1 million to trademarks with an indefinite life.

The Company has also revised its initial allocation of purchase price to allocate $2.4 million to in-process research and development, which represents an estimate of the fair value of purchased in-process technology for research projects that, as of the date of the merger, had not reached technological feasibility and has no alternative future use. This amount was recorded as research and development expense and is included in selling, general and administrative expenses on the statement of operations for the year ended December 31, 2004.

The following unaudited pro forma financial information presents the results of operations as if the Apogent merger had occurred at the beginning of 2003. Amortization of the acquired intangibles is included on a straight-line basis and both periods include a charge for the step-up of inventory to fair value in the amount of $74.3 million ($48.3 million net of tax). This unaudited pro forma information does not purport to indicate the results that would have actually been obtained had the merger been completed on the assumed date or for the periods presented, or which may be realized in the future (in millions, except per share data).

Year Ended December 31,	2004	2003
Sales	$5,272.9	$4,519.7
Net income	$ 223.9	$ 99.6
Net income per common share:		
Basic	$ 1.94	$ 0.93
Diluted	$ 1.82	$ 0.88

ACQUISITION OF OXOID GROUP HOLDINGS LIMITED

On March 1, 2004, the Company acquired Oxoid Group Holdings Limited ("Oxoid") to further expand the Company's life-science product portfolio. Oxoid is a United Kingdom-based manufacturer of microbiological culture media and other diagnostic products that test for bacterial contamination. The purchase price was approximately $330 million and was funded through the sale of an initial $300 million principal amount of 3.25% convertible senior notes and borrowings under the Company's accounts receivable securitization facility and revolving credit facilities. The results of Oxoid have been included in the scientific products and services segment from the date of acquisition.

The following table summarizes the allocation of the estimated fair values to identified amortizable intangible assets acquired (in millions):

	Fair Value	Weighted-Average Life
Customer relationships	$26.4	25.0
Non-competition agreements	0.4	1.0
Developed technology	6.9	7.1
Supplier arrangements	7.4	9.9
Other amortizable intangible assets	1.6	3.0
	$42.7	18.4

The Company allocated $213 million to goodwill, which is non-deductible for tax purposes. The Company also allocated $72.2 million to trademarks with an indefinite life.

The following unaudited pro forma financial information presents the results of operations as if the Oxoid acquisition had occurred at the beginning of 2003. The unaudited pro forma financial information is provided for information purposes only and does not purport to be indicative of the Company's results of operations that would actually have been achieved had the acquisition been completed for the period presented, or that may be achieved in the future (in millions, except per share amounts).

Year Ended December 31,	2004	2003
Sales	$4,692.3	$3,720.4
Net income	$ 168.2	$ 81.9
Net income per common share:		
Basic	$ 1.95	$ 1.44
Diluted	$ 1.82	$ 1.35

ACQUISITION OF DHARMACON, INC.

On April 1, 2004, the Company acquired Dharmacon, Inc. ("Dharmacon") to further expand the Company's life-science product portfolio. Dharmacon focuses on RNA technologies, including RNA interference and small interfering RNA; which are tools for life-science research that increase the efficiency of the drug discovery process. The purchase price was approximately $80 million of cash. In connection with this transaction, exercisable options to purchase Dharmacon common stock were converted at fair market value into the right to receive 57,713 shares of Fisher common stock, issued from treasury stock. The results of Dharmacon have been included in the scientific products and services segment from the date of acquisition.

The following table summarizes the allocation of the estimated fair values to identified amortizable intangible assets acquired (in millions):

	Fair Value	Weighted-Average Life
Customer relationships	$ 3.1	10.0
Non-competition agreements	0.3	2.0
Developed technology	8.1	9.3
	$11.5	9.3

The Company allocated $60.6 million to goodwill, which is non-deductible for tax purposes. The Company also allocated $11.5 million to trademarks with an indefinite life.

ACQUISITION OF PERBIO SCIENCE AB

On September 8, 2003, the Company acquired the outstanding stock of Perbio Science AB ("Perbio"), a Swedish public company, in a public tender offer pursuant to the rules of the Stockholm Stock Exchange. Perbio manufactures and sells consumable tools for protein-related research and protein-based biopharma drug production. The purchase price was approximately $689 million in cash plus assumed net debt of approximately $44 million. The Perbio acquisition was financed principally through the sale of $300 million principal amount of 2.50% convertible senior notes, the issuance and sale of $150 million principal amount of 8% senior subordinated notes and the borrowing of an additional $250 million of term loans under the Company's senior credit facility. The bioresearch and cell culture divisions of Perbio have been included in the scientific products and services segment and the medical device division of Perbio has been included in the healthcare products and services segment from the date of acquisition.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed in the Perbio acquisition at the date of the acquisition net of cash and debt acquired (in millions):

Current assets	$145.5
Property, plant and equipment	62.5
Intangible assets	112.0
Goodwill	518.1
Total assets acquired	838.1
Current liabilities	47.4
Other liabilities	50.1
Total liabilities assumed	97.5
Net assets acquired	$740.6

The allocation of the Perbio purchase price resulted in an allocation to identifiable intangible assets of $112.0 million. The Company valued intangible assets related to trademarks, trade names, customer lists, supplier agreements and developed technology. A majority of the intangible assets acquired relate to trademarks and trade names.

The following table summarizes the allocation of the estimated fair values of identified amortizable intangible assets acquired (in millions):

	Fair Value	Weighted-Average Life
Customer relationships	$22.8	5.0
Developed technology	16.6	5.7
Other amortizable intangible assets	8.3	8.0
	$47.7	5.8

The Company also allocated $64.3 million to trademarks with an indefinite life.

The following unaudited pro forma financial information presents the results of operations as if the Perbio acquisition had occurred at the beginning of 2003. The unaudited pro forma financial information is provided for information purposes only and does not purport to be indicative of the Company's results of operations that would actually have been achieved had the Perbio acquisition been completed for the periods presented, or that may be achieved in the future (in millions, except per share amounts).

Year Ended December 31,	2003
Sales	$3,732.7
Net income	$ 76.2
Net income per common share	
Basic	$ 1.34
Diluted	$ 1.26

In November 2002, the Company acquired Maybridge Chemical Holdings Limited ("Maybridge") and Mimotopes Pty. Limited ("Mimotopes"). Maybridge is a United Kingdom-based provider of organic compounds and combinatorial libraries for use in drug discovery. Mimotopes is an Australia-based manufacturer of custom peptides and peptide libraries used in conducting scientific research. These acquisitions had an aggregate purchase price of $53.2 million and were funded with cash on hand. The results of Maybridge and Mimotopes have been included in our scientific products and services segment from their respective dates of acquisition.

In July 2002, the Company acquired a Netherlands-based distributor operating under the names Retsch and Emergo. Retsch and Emergo are distributors of instruments, equipment and supplies to the scientific research and industrial markets. The net purchase price of $7.9 million was funded with cash on hand. The results of Retsch and Emergo have been included in the scientific products and services segment from the date of acquisition.

In April 2002, the Company acquired an additional interest in Medical Analysis Systems, Inc. ("MAS"), increasing the Company's existing ownership interest in MAS acquired in June 2001, to 91%. In September 2002, the Company caused MAS to merge with and into a wholly owned merger subsidiary of the Company. The results of MAS have been included in the healthcare products and services segment from the date of acquisition.

4 ACCOUNTS RECEIVABLE

The following is a summary of accounts receivable at December 31, 2004 and 2003 (in millions):

	2004	2003
Gross accounts receivable	$663.7	$469.3
Allowance for doubtful accounts	(27.1)	(36.6)
Accounts receivable, net	$636.6	$432.7

In February 2004, the Company amended its existing receivables securitization facility ("2004 Receivables Securitization") extending the facility's maturity date to February 2005. The $225 million facility provides for the sale, on a revolving basis, of all of the accounts receivable of Cole-Parmer Instrument Company, Fisher Clinical Services Inc., Fisher Hamilton LLC and Fisher Scientific Company LLC to FSI Receivables Company LLC ("FSI"), a special-purpose, bankruptcy-remote, indirect, wholly owned subsidiary of the Company. On the same date, FSI and the Company, as servicer, entered into a receivables transfer agreement with certain financial institutions that provides for the transfer, on a revolving basis, of an undivided percentage ownership interest in a designated pool of accounts receivable up to a maximum amount of $225 million. During 2004 and 2003, the Company collected and reinvested, on a revolving basis, approximately $360 million and $57 million of receivables, respectively. Due to the short-term nature of the receivables, the Company's retained interest in the pool during the year is valued at historical cost which approximates fair value. The effective funded interest rate on the 2004 Receivables Securitization was a commercial paper rate plus a usage fee of 45 basis points. The unfunded annual commitment fee for the 2004 Receivables Securitization was 25 basis points. The Company recorded $1.6 million, $0.9 million and $1.8 million of losses on the sale of receivables as interest expense during the years ended December 31, 2004, 2003 and 2002, respectively. As of December 31, 2004 and 2003 there were no amounts outstanding under the facility and the unutilized capacity of the facility was $207.2 million and $186.0 million, respectively.

On February 4, 2005 the Company amended its existing $225 million 2004 Receivables Securitization facility extending the facility's maturity date to February 2008. The effective funded interest rate on the amended Receivables Securitization is a commercial paper rate plus a usage fee of 60 basis points. The unfunded annual commitment fee changed from 25 basis points to 30 basis points.

5 INVENTORIES

Inventories consisted of the following as of December 31, 2004 and 2003 (in millions):

	2004	2003
Raw materials	$137.2	$ 64.2
Work in process	65.4	22.6
Finished goods	423.1	268.6
Total	$625.7	$355.4

The value of inventory maintained using the LIFO method was $128.5 million and $141.4 million, which was below estimated replacement cost by approximately $36.7 million and $34.8 million for the years ended December 31, 2004 and 2003, respectively. The value of inventory maintained using the FIFO method was $497.2 million and $214.0 million as of December 31, 2004 and 2003, respectively.

6 OTHER CURRENT ASSETS

The following is a summary of other current assets as of December 31, 2004 and 2003 (in millions):

	2004	2003
Deferred income taxes	$162.4	$ 92.1
Other	103.8	46.8
Total	$266.2	$138.9

7 PROPERTY, PLANT AND EQUIPMENT

The following is a summary of property, plant and equipment by major class of asset as of December 31, 2004 and 2003 (in millions):

	2004	2003
Land, buildings and improvements	$ 485.2	$ 324.5
Machinery, equipment and other	656.5	383.8
Total	1,141.7	708.3
Accumulated depreciation	(353.1)	(267.4)
Property, plant and equipment, net	$ 788.6	$ 440.9

Depreciation expense, including amortization of assets under capital leases, was $92.3 million, $53.0 million and $47.0 million for the years ended December 31, 2004, 2003 and 2002, respectively.

8 GOODWILL AND OTHER INTANGIBLE ASSETS

The following is a reconciliation of changes in the carrying amounts of goodwill by segment for the year ended (in millions):

	Scientific Products and Services	Healthcare Products and Services	Laboratory Workstations	Total
Balance as of December 31, 2003	$ 844.3	$ 109.6	$ 53.0	$1,006.9
Acquisitions	1,805.8	997.0	–	2,802.8
Impairment of goodwill	(11.9)	–	(53.0)	(64.9)
Adjustments and allocations	2.6	45.7	–	48.3
Effect of foreign currency	39.4	0.2	–	39.6
Balance as of December 31, 2004	$2,680.2	$1,152.5	$ –	$3,832.7

The Company performed its annual test for indications of goodwill impairment as of October 31, 2004. As a result, the Company recorded a noncash charge of $64.9 million on a separate line in the statement of operations. The scientific products and services and laboratory workstations segment accounted for $11.9 million and $53.0 million of the charge, respectively.

The laboratory workstations segment is sensitive to changes in capital spending. Due to the timing of projects and slower market demand for smaller projects, sales growth was less than forecasted, resulting in decreased profitability. The impairment charge for a reporting unit within the scientific products and services segment was due to the shut down of an operation as the Company was able to identify a lower cost sourcing alternative. The Company utilized a combination of an income approach and a market approach for determining fair value of its reporting units. As of October 31, 2003 and 2002, there were no impairments of goodwill.

The following is a summary of other intangible assets subject to amortization at December 31, 2004 and 2003 (in millions):

	2004	2003
Customer relationships (net of accumulated amortization of $21.4 million and $10.2 million at December 31, 2004 and 2003, respectively)	$281.0	$38.1
Non-compete agreements (net of accumulated amortization of $21.5 million and $18.3 million at December 31, 2004 and 2003, respectively)	0.5	3.2
Patents and trade names (net of accumulated amortization of $9.0 million and $8.4 million at December 31, 2004 and 2003, respectively)	9.4	8.5
Developed technology (net of accumulated amortization of $16.7 million and $2.9 million at December 31, 2004 and 2003, respectively)	193.6	16.6
Supplier arrangements (net of accumulated amortization of $2.8 million and $0.6 million at December 31, 2004 and 2003, respectively)	18.3	7.7
Other amortizable intangible assets (net of accumulated amortization of $7.6 million and $7.4 million at December 31, 2004 and 2003, respectively)	21.8	24.0
Amortizable intangible assets, net of accumulated amortization	$524.6	$98.1

The Company's annual test for impairment of goodwill resulted in the recording of a goodwill impairment charge. As a result, the Company evaluated its other intangible assets for impairment and recorded a noncash charge of $0.8 million on the selling, general and administrative line of the statement of operations and related to the scientific products and services segment.

For the years ended December 31, 2004, 2003 and 2002, the Company recorded amortization expense of $32.6 million, $12.1 million and $8.1 million, respectively, related to other amortizable intangible assets.

The estimated amortization expense for each of the five succeeding years and thereafter is as follows (in millions):

For the Year Ended December 31,	
2005	$ 49.1
2006	47.7
2007	45.0
2008	43.0
2009	40.8
Thereafter	299.0

As of December 31, 2004 and 2003, the Company had indefinite-lived intangible assets in the scientific products and services segment of $859.0 million and $130.8 million, respectively. As of December 31, 2004 and 2003, the Company had indefinite-lived intangible assets in the healthcare products and services segment of $188.2 million and $12.1 million, respectively. Indefinite-lived intangible assets consist of trademarks and trade secrets acquired through the Company's acquisitions of Cole-Parmer and MAS in 2001, Maybridge in 2002, Perbio in 2003 and Apogent, Oxoid and Dharmacon in 2004.

9 ACCRUED AND OTHER CURRENT LIABILITIES

The following is a summary of accrued and other current liabilities as of December 31, 2004 and 2003 (in millions):

	2004	2003
Wages and benefits	$104.4	$ 77.3
Interest	31.5	16.4
Other	322.2	165.1
Total	$458.1	$258.8

10 DEBT

The following is a summary of debt obligations as of December 31, 2004 and 2003 (in millions):

	2004	2003
Term Facility	$ 393.0	$ –
Prior credit facility	–	440.0
Other debt	60.8	36.6
2.50% Convertible Senior Notes, due 2023, convertible at $47.46 per share	300.0	300.0
Floating Rate Convertible Senior Debentures, due 2033, convertible at $59.09 per share	344.6	–
3.25% Convertible Senior Subordinated Notes, due 2024, convertible at $80.40 per share	330.0	–
8 1/8% Senior Subordinated Notes, due 2012 (includes $5.9 million and $6.4 million of unamortized debt premium as of December 31, 2004 and 2003, respectively)	309.9	310.4
8% Senior Subordinated Notes, due 2013 (includes $10.3 million and $11.1 million of unamortized debt premium as of December 31, 2004 and 2003, respectively)	310.3	311.1
6 3/4% Senior Subordinated Notes, due 2014	300.0	–
Total debt	2,348.6	1,398.1
Less: short-term portion	(39.4)	(12.0)
Total long-term debt	$2,309.2	$1,386.1

In connection with the Apogent merger on August 2, 2004, the Company entered into a new credit facility (the "New Credit Facility"). The New Credit Facility consists of (i) a $500 million revolving credit facility (the "New Revolving Credit Facility") and (ii) a $700 million term loan facility (the "New Term Loan Facility") in three tranches: (a) a $250 million tranche ("Tranche A-1"), (b) a $300 million tranche ("Tranche A-2") and (c) a $150 million tranche ("Tranche B"). In addition, the Company has the ability, upon satisfaction of certain conditions, to request incremental term loans from the lenders under the New Credit Facility. The Tranche A-2 loan was unfunded at the closing of the New Credit Facility and the lenders' commitment to fund the Tranche A-2 loan was originally scheduled to expire on December 31, 2004. On December 29, 2004, the Company amended the New Credit Facility to extend the term of this commitment through December 31, 2005 and lower the interest rate on commitments and borrowings under the New Credit Facility. Proceeds from the New Term Loan Facility were used to repay the Company's prior credit facility.

The loans under the New Revolving Credit Facility, the Tranche A-1 loan and the Tranche A-2 loan bear interest at the Company's election at either (a) LIBOR plus a margin of between 0.625% and 1.500% per annum or (b) Prime Rate (or if it is greater, Federal Funds Rate plus 0.500%) plus a margin of between 0.000% and 0.500%, depending in each case on the Company's ratings. The Tranche B loan bears interest at the Company's election at either (a) LIBOR plus a margin of 1.500% or 1.750% per annum or (b) Prime Rate (or if it is greater, Federal Funds Rate plus 0.500%) plus a margin of 0.500% or 0.750%, depending in each case on the Company's ratings. The Company's weighted-average borrowing rate for all term loan debt for the year ended December 31, 2004, including the term loan debt refinanced with the New Credit Facility, was 3.2%. Commitment fees are payable on the unborrowed amounts of the New Revolving Credit Facility at a rate of between 0.175% and 0.375% per annum depending on the Company's credit ratings, while such commitments remain outstanding. Commitment fees are payable on the unborrowed amount of the Tranche A-2 loan at a rate of 0.250% per annum, while such commitment remains outstanding. As of December 31, 2004, $761.9 million of borrowings were available under the New Revolving Credit Facility and the Tranche A-2 facility.

The commitments under the New Revolving Credit Facility expire, and the loans outstanding thereunder mature, on August 2, 2009. The Tranche A-1 loan requires the Company to make quarterly repayments of principal equal to approximately $3.1 million from September 30, 2004 through June 30, 2005; approximately $4.4 million from September 30, 2005 through June 30, 2006; approximately $6.3 million from September 30, 2006 through June 30, 2008; and $42.5 million from September 30, 2008 through March 31, 2009 and on the maturity date of the Tranche A-1 loan, August 2, 2009. The Tranche B loan requires the Company to make quarterly repayments of principal equal to approximately $0.4 million from September 30, 2004 through June 30, 2010 and approximately $35.3 million from September 30, 2010 through March 31, 2011 and on the maturity date of the Tranche B loan on August 2, 2011.

The Company's obligations under the New Credit Facility are secured by a pledge of the stock or other ownership interests of the Company's material domestic subsidiaries and 65% of the stock or other ownership interests of the Company's material foreign subsidiaries. The Company's obligations under the New Credit Facility are guaranteed by all of the Company's material domestic subsidiaries (excluding FSI Receivables Company LLC and any material domestic subsidiaries of Apogent), and these guarantees are secured by a pledge of the stock or other ownership interests of their material domestic subsidiaries and 65% of the stock or other ownership interests of their material foreign subsidiaries. The Company's debt obligations restrict, among other things, the ability of the Company and its subsidiaries to (a) incur more debt, (b) grant liens, (c) make loans, investments or pay dividends or make certain other restricted payments to the Company's stockholders, (d) enter into mergers, acquisitions and other business combinations, (e) voluntarily prepay certain debt of the Company or its subsidiaries, (f) sell or transfer assets, (g) enter into transactions with affiliates, and other various covenants that are customary for similar obligations. The Company is in compliance with all covenants at December 31, 2004. The financial covenants for 2005 and beyond are as follows:

CONSOLIDATED INTEREST EXPENSE COVERAGE RATIO. We cannot permit the ratio of (a) Consolidated EBITDA to (b) Consolidated Cash Interest Expense, in each case for any period of four consecutive fiscal quarters, to be less than a ratio of 3.00 to 1.00.

TOTAL LEVERAGE RATIO. We cannot permit the ratio of (a) Consolidated Funded Indebtedness as of the last day of any fiscal quarter to (b) Consolidated EBITDA for the most recent four consecutive fiscal quarters ending during any period set forth below to exceed the ratio set forth below opposite such period:

Period	Ratio
January 1, 2005 through December 31, 2005	4.25 to 1.00
Thereafter	3.75 to 1.00

SENIOR LEVERAGE RATIO. We cannot permit the ratio of (a) Consolidated Funded Indebtedness (excluding Subordinated Indebtedness) as of the last day of any fiscal quarter to (b) Consolidated EBITDA for the most recent four consecutive fiscal quarters ending during any period set forth below to exceed the ratio set forth below opposite such period:

Period	Ratio
January 1, 2005 through December 31, 2005	3.25 to 1.00
Thereafter	3.00 to 1.00

In connection with the Apogent merger, Fisher assumed $250 million aggregate principal amount of the 6 1/2% senior subordinated notes due 2013 (the "6 1/2% Notes"). The 6 1/2% Notes were recorded at a fair value of $276.9 million, representing a premium of $26.9 million. On August 3, 2004, Apogent completed a cash tender offer for the $250 million aggregate principal amount of its 6 1/2% Notes. Apogent accepted for payment $249.6 million aggregate principal amount representing 99.8% of the outstanding principal amount of the 6 1/2% Notes. The purchase price for the notes was $1,107.50 in cash per $1,000 principal amount, plus accrued and unpaid interest. A concurrent consent solicitation amended the indenture for any 6 1/2% Notes that remained outstanding to eliminate certain restrictive covenants in that indenture.

On August 3, 2004, the Company sold $300 million principal amount of 6 3/4% senior subordinated notes. Interest on the notes is payable February 15 and August 15 of each year. The notes are unsecured senior subordinated obligations and are subordinated in right of payment to all existing and future senior debt, including debt under the New Credit Facility, the floating rate convertible senior debentures and the 2.50% convertible senior notes. The notes rank equally in right of payment with other senior subordinated debt.

The proceeds from the sale of the 6 3/4% senior subordinated notes, together with a portion of the Company's available cash and borrowings under the New Credit Facility were used to repay Apogent's 6 1/2% senior subordinated notes (including tender premium and consent fee), repay amounts outstanding under the prior credit facility and to pay fees and expenses related to the merger with Apogent, financings and related transactions.

In connection with the Apogent merger, Fisher assumed $345.0 million aggregate principal amount of floating rate senior convertible contingent debt securities due 2033 (the "Floating Rate CODES"). The Floating Rate CODES were recorded at an initial fair value of $426.3 million based upon their market price at July 30, 2004, representing a premium of $77.5 million and a liability of $3.8 million for exchange and consent solicitation fees to be paid. The Company determined that the premium was due to the equity conversion feature of the debt and, accordingly, reclassified the premium to capital in excess of par value. On August 3, 2004 Apogent completed its exchange offer for the Floating Rate CODES, which aligned the conversion terms of Apogent's convertible debt with Fisher's currently outstanding convertible debt and consent solicitation to not register the notes as required per the original registration rights requirement. Approximately 99.9% of the outstanding principal amount of the Floating Rate CODES were tendered for exchange with a like principal amount of floating rate convertible senior debentures, and an exchange and consent solicitation fee totaling 1.10% of the principal amount of the securities tendered was paid. Neither Fisher nor Apogent received any proceeds from the issuance of the new debentures in the exchange offer.

Interest on the floating rate convertible senior debentures is payable on March 15, June 15, September 15 and December 15 of each year, at an annual rate of LIBOR minus 1.25%. In addition, under certain circumstances additional amounts of contingent interest will be payable commencing with the quarterly interest period beginning December 15, 2009. The notes may be converted into shares of the Company's common stock under the following circumstances: (1) during any fiscal quarter if the closing sale price of the Company's common stock for at least 20 trading days in the period of the 30 consecutive trading days ending on the last day of the preceding fiscal quarter was more than 130% of the then-current conversion price; (2) the Company has called the notes for redemption; (3) the Company distributes to all or substantially all holders of the Company's common stock rights entitling them to purchase common stock at less than the closing sale price of the Company's common stock on the day preceding the declaration for such distribution; (4) the Company distributes to all or substantially all holders of the Company's common stock cash or other assets, debt securities or certain rights to purchase its securities, which distribution has a per share value exceeding 5% of the closing sale price of the Company's common stock on the day preceding the declaration for such distribution; (5) during any period in which (a) the credit rating of the notes assigned by Moody's is below B3 or by Standard & Poor's is below B-, (b) the credit rating assigned to the notes is suspended or withdrawn by either rating agency or (c) neither agency continues to rate the notes; (6) if the Company is party to a consolidation or merger pursuant to which the Company's common stock would be converted into cash, securities or other property; (7) a change of control occurs, but holders do not have the right to require Apogent to repurchase the notes because the sale price of the Company's common stock exceeds specified levels for specified periods or because the consideration received in such change of control is freely tradable stock and the notes become convertible into that stock; or (8) for the five business day period after any five consecutive trading day period in which the average trading price for the notes, as determined following a request by a holder to make a determination, was less than 97% of the average conversion value for the notes during that period. Upon conversion, the Company has the right to deliver, in lieu of common stock, cash or a combination of cash and common stock. It is the Company's current intention to satisfy the Company's obligation upon a conversion of the notes first, in cash, in an amount equal to the principal amount of the notes converted and second, in shares of the Company's common stock, to satisfy the remainder, if any, of the Company's conversion obligation. The initial conversion rate is 16.9233 shares of common stock per each $1,000 principal amount of notes and is equivalent to an initial conversion price of $59.09 per share.

In connection with the Apogent merger, Fisher assumed $300 million aggregate principal amount of 2.25% senior convertible contingent debt securities due 2021 (the "2.25% CODES"). The 2.25% CODES were recorded at an initial fair value of $335.4 million based upon its market price at July 30, 2004, representing a premium of $33.9 million and a liability of $1.5 million for exchange fees to be paid. The Company determined that the premium was due to the equity conversion feature of the debt and, accordingly, reclassified the premium to capital in excess of par value. On August 3, 2004, Apogent completed its exchange offer for the 2.25% CODES, which aligned the conversion terms of Apogent's convertible debt with Fisher's currently outstanding convertible debt. Approximately 99.6% of the outstanding principal amount of the 2.25% CODES were tendered for exchange with a like principal amount of 2.25% convertible senior debentures and an exchange fee of 0.50% of the principal amount of the securities tendered was paid. On September 20, 2004, Apogent issued a notice for redemption of approximately $298.8 million of 2.25% convertible senior debentures and approximately $1.0 million of the 2.25% CODES for cash at a price equal to 100% of the principal amount plus accrued and unpaid interest and contingent interest, as defined in the indentures. Note holders had the option of converting their notes until October 18, 2004. Approximately $295.7 million of the notes were converted. Notes that were not converted were redeemed on October 20, 2004. Principally all the converted notes were settled in cash and a premium of $11 million was paid. Upon conversion, the premium paid was offset against a portion of the premium originally recorded in capital in excess of par value.

On March 3, 2004, the Company sold $300 million of 3.25% convertible senior subordinated notes due 2024 and on March 23, 2004 sold an additional $30 million principal amount upon exercise of the over-allotment option by the initial purchasers of the notes. The proceeds from the issuance of notes were used to fund the acquisition of Oxoid. Interest on the notes is payable on March 1 and September 1 of each year. The notes mature on March 1, 2024. The notes may be converted into shares of the Company's common stock under the following circumstances: (1) if, on any date on or prior to March 1, 2019, the closing sale price of the Company's common stock for a required period of trading days was more than 120% of the conversion price; (2) if, on any date after March 1, 2019, the closing sale price of the Company's common stock is more than 120% of the then-current conversion price, then note holders will have such conversion rights at all times thereafter; (3) the Company has called the notes for redemption; (4) the Company distributes to all or substantially all holders of the Company's common stock rights, options or warrants entitling them to purchase common stock at less than the closing sale price of the Company's common stock on the day preceding the declaration for such distribution; (5) the Company distributes to all or substantially all holders of the Company's common stock cash, assets, debt securities or capital stock, which distribution has a per share value as determined by the Company's board of directors exceeding 10% of the closing sale price of the Company's common stock on the day preceding the declaration for such distribution; (6) during any period in which the credit rating of the notes assigned by Moody's is Caa2 or lower and by Standard & Poor's is CCC or lower, or neither Moody's (or its successors) nor Standard & Poor's (or its successors) continues to rate the notes; (7) if the Company is party to a consolidation or merger pursuant to which the Company's common stock would be converted into cash or property other than securities; or (8) for the five business day period after any five consecutive trading day period in which the average trading price for the notes was less than 97% of the average conversion value for the notes during that period. Upon conversion, the Company will have the right to deliver, in lieu of common stock, cash or a combination of cash and common stock. It is our current intention to satisfy our obligation upon a conversion of the notes first, in cash, in an amount equal to the principal amount of the notes converted and second, in shares of our common stock, to satisfy the remainder, if any, of our conversion obligation. The initial conversion rate is 12.4378 shares of common stock per each $1,000 principal amount of notes. This is equivalent to an initial conversion price of $80.40 per share.

On August 20, 2003, the Company issued and sold $150 million principal amount of 8% senior subordinated notes and on November 4, 2003 issued and sold another $150 million of such notes. Interest on the 8% senior subordinated notes is payable March 1 and September 1 of each year. The notes are unsecured senior subordinated obligations and are subordinated in right of payment to all existing and future senior debt, including debt under the New Credit Facility, the floating rate convertible senior debentures and the 2.50% convertible senior notes. The notes rank equally in right of payment with other senior subordinated debt. The net proceeds from the sale of the notes in August were used to fund a portion of the purchase price of Perbio. The net proceeds from the sale of notes in November were used to fund the tender for the Company's 7 1/8% notes due 2005 and to repay term loans under the credit facility.

On July 7, 2003, the Company sold $300 million principal amount of 2.50% convertible senior notes. Interest on the notes is payable on April 1 and October 1 of each year. The notes may be converted into shares of the Company's common stock under the following circumstances: (1) if, on any date on or prior to October 1, 2018, the closing sale price of the Company's common stock for a required period of trading days was more than 120% of the conversion price; (2) if on any date after October 1, 2018, the closing sale price of the Company's common stock is more than 120% of the then-current conversion price, then note holders will have such conversion right at all times thereafter; (3) the Company has called the notes for redemption; (4) the Company distributes to all or substantially all holders of the Company's common stock rights, options or warrants entitling them to purchase common stock at less than the closing sale price of the Company's common stock on the day preceding the declaration for such distribution; (5) the Company distributes to all or substantially all holders of the Company's common stock cash, assets, debt securities or capital stock, which distribution has a per share value as determined by the Company's board of directors exceeding 10% of the closing sale price of the Company's common stock on the day preceding the declaration for such distribution;

(6) during any period in which the credit rating of the notes assigned by Moody's is Caa1 or lower and by Standard & Poor's is CCC+ or lower, or neither Moody's (or its successors) nor Standard & Poor's (or its successors) continues to rate the notes; (7) if the Company is party to a consolidation or merger pursuant to which the Company's common stock would be converted into cash or property other than securities; or (8) for the five business day period after any five consecutive trading day period in which the average trading price for the notes was less than 97% of the average conversion value for the notes during that period. Upon conversion, the Company has the right to deliver, in lieu of common stock, cash or a combination of cash and common stock. It is the Company's current intention to satisfy the Company's obligation upon a conversion of the notes first, in cash, in an amount equal to the principal amount of the notes converted and second, in shares of the Company's common stock, to satisfy the remainder, if any, of the Company's conversion obligation. The initial conversion rate is 21.0686 shares of common stock per each $1,000 principal amount of notes and is equivalent to an initial conversion price of $47.46 per share.

On April 24, 2002, the Company issued and sold $150 million principal amount of 8 1/8% senior subordinated notes and on January 14, 2003 issued and sold another $200 million of such notes. Interest on the 8 1/8% senior subordinated notes is payable May 1 and November 1 of each year. The notes are unsecured senior subordinated obligations and are subordinated in right of payment to all existing and future senior debt, including debt under the New Credit Facility, the floating rate convertible senior debentures and the 2.50% convertible senior notes. The notes rank equally in right of payment with other senior subordinated debt. The net proceeds from the sale of the notes in April were used to repay amounts outstanding under the credit facility. The net proceeds from the sale of notes in January were used to partially redeem the Company's previously outstanding 9% senior subordinated notes through an optional redemption. In 2003, the Company also redeemed $46 million of the 8 1/8% senior subordinated notes.

In April 2003, the Company entered into various pay-fixed interest rate swaps to hedge a portion of the variability of cash flows related to changes in interest rates on borrowings of variable rate debt obligations. The interest rate swaps have a total notional value of $200 million and expire at various dates between March 2008 and March 2010.

The following table summarizes the maturities of the Company's indebtedness, excluding debt premiums, at December 31, 2004 (in millions):

	Term Facility	Floating Rate Convertible Senior Debentures	2.50% Convertible Senior Notes	3.25% Convertible Senior Notes	6 3/4% Senior Subordinated Notes	8% Senior Subordinated Notes	8 1/8% Senior Subordinated Notes	Other[1]	Total
2005	$ 16.5	$ –	$ –	$ –	$ –	$ –	$ –	$22.9	$ 39.4
2006	22.8	–	–	–	–	–	–	7.8	30.6
2007	26.5	–	–	–	–	–	–	3.2	29.7
2008	99.0	–	–	–	–	–	–	5.6	104.6
2009	86.5	–	–	–	–	–	–	2.6	89.1
2010 and beyond	141.7	344.6[2]	300.0	330.0	300.0	300.0	304.0	18.7	2,039.0
Total	$393.0	$344.6	$300.0	$330.0	$300.0	$300.0	$304.0	$60.8	$2,332.4

[1] Other debt primarily consists of capital lease obligations and borrowings at subsidiary levels.

[2] The floating rate convertible senior debentures mature in 2033, but can be put to the Company by the debenture holders in 2008.

11 OTHER LIABILITIES

The following is a summary of other liabilities as of December 31, 2004 and 2003 (in millions):

	2004	2003
Deferred taxes	$628.6	$ 17.7
Other	314.7	231.7
Total	$943.3	$249.4

12 FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments consist primarily of cash and cash equivalents held at financial institutions, accounts receivable, accounts payable, short and long-term debt, interest rate swaps, foreign currency forward and option contracts, and commodities swap and option contracts. The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable, and short-term debt approximate fair value due to the short-term nature of these instruments.

The carrying amount and fair value of the Company's long-term debt, foreign currency forward and option contracts, interest rate swap agreements, and commodities swap and option contracts are as follows (in millions):

	2004		2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt:				
Convertible debt	$ 974.6	$1,254.6	$ 300.0	$ 333.9
Other	1,334.6	1,419.5	1,086.1	1,131.1
Total long-term debt	$2,309.2	$2,674.1	$1,386.1	$1,465.0
Foreign currency forward and options contracts	$ –	$ –	$ 0.1	$ 0.1
Interest rate swap agreements	$ 1.7	$ 1.7	$ 0.8	$ 0.8
Commodities swap and option contracts	$ (0.1)	$ (0.1)	$ –	$ –

The fair value of debt with variable rates approximates the net carrying value. The fair value of the long-term fixed rate debt at the end of 2004 and 2003 was estimated based on current quotes from bond traders making a market in the debt instrument. The fair value of the foreign currency forward and options contracts was estimated based on what the Company would receive (pay) upon liquidation of the contracts, taking into account the change in currency exchange rates. The fair value of interest-rate swap agreements was estimated based on what the Company would receive (pay) upon liquidation of the contracts, taking into account interest rates, market expectation for future interest rates and the creditworthiness of the Company. The fair value of the commodities swap and options contracts was estimated based on what the Company would receive (pay) upon liquidation of the contracts, taking into account the change in commodities prices.

The Company also had off-balance-sheet standby letters of credit with notional amounts of $38.1 million and $28.2 million at December 31, 2004 and 2003, respectively.

None of the Company's financial instruments represent a concentration of credit risk as the Company deals with a variety of major banks worldwide, and its accounts receivable are spread among a number of customers and geographic areas.

13 COMMITMENTS AND CONTINGENCIES

The Company leases certain logistics, office, and manufacturing facilities. The following is a summary of annual future minimum lease and rental commitments under non-cancelable operating leases as of December 31, 2004 (in millions):

2005	$ 47.0
2006	40.8
2007	36.6
2008	29.7
2009	24.2
Thereafter	66.3
Net minimum lease payments	$244.6

Rent expense included in the accompanying statement of operations was $37.7 million, $23.6 million, and $23.1 million for the years ended December 31, 2004, 2003 and 2002, respectively.

As of December 31, 2004, the Company had letters of credit outstanding totaling $38.1 million, which primarily represent guarantees issued to local banks in support of borrowings by foreign subsidiaries of the Company, guarantees with respect to various insurance activities and performance letters of credit issued in the normal course of business.

There are various lawsuits and claims pending against the Company involving contract, product liability and other issues. In addition, the Company has assumed certain specified insurance liabilities, including liabilities related to an inactive insurance subsidiary, primarily related to certain historical businesses of its former parent. In view of the Company's financial condition and the accruals established for related matters, management does not believe that the ultimate liability, if any, related to these matters will have a material adverse effect on the Company's financial condition, results of operations or cash flows.

The Company is currently involved in various stages of investigation and remediation related to environmental matters. The Company cannot predict the potential costs related to environmental remediation matters and the possible impact on future operations given the uncertainties regarding the extent of the required cleanup, the complexity and interpretation of applicable laws and regulations, the varying costs of alternative cleanup methods and the extent of the Company's responsibility. However, these costs could be material. Expenses for environmental remediation matters relate to the costs of permit requirements and installing, operating and maintaining groundwater treatment systems and other remedial activities related to historical environmental contamination at the Company's domestic and international facilities. These expenses were approximately $0.8 million in 2004, $1.0 million in 2003 and $1.0 million in 2002. The Company records accruals for environmental remediation liabilities, based on current interpretations of environmental laws and regulations, when it is probable that a liability has been incurred and the amount of such liability can be reasonably estimated. The Company calculates estimates based upon several factors, including reports prepared by environmental specialists and management's knowledge and experience with these environmental matters. The Company includes in these estimates potential costs for investigation, remediation and operation and maintenance of cleanup sites. Accrued liabilities for environmental matters were $32.2 million and $32.5 million at December 31, 2004 and 2003, respectively.

Although these environmental remediation liabilities do not include third-party recoveries, the Company may be subject to indemnification from third parties for liabilities relating to certain sites. Management believes that this accrual is adequate for the environmental remediation liabilities the Company expects to incur. As a result, the Company believes that the ultimate liability with respect to environmental remediation matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows. However, the Company may be subject to additional remedial or compliance costs due to future events, such as changes in existing laws and regulations, changes in agency direction or enforcement policies, developments in remediation technologies or changes in the conduct of the Company's operations, which could have a material adverse effect on the Company's financial position, results of operations or cash flows.

14 STOCKHOLDERS' EQUITY

Preferred and Common Stock

The preferred and common stock of the Company are each issuable in one or more series or classes, any or all of which may have such voting powers, full or limited, or no voting powers, and such designations, preferences and related participating, optional or other special rights and qualifications, limitations or restrictions thereof, as are set forth in the Restated Certificate of Incorporation of Fisher or any amendment thereto, or in the resolution or resolutions providing for the issue of such stock adopted by Fisher's Board of Directors, which is expressly authorized to set such terms for any such issue. Under the Restated Certificate of Incorporation, the Company is authorized to issue up to 500,000,000 shares of common stock and 15,000,000 shares of preferred stock. As of December 31, 2004 and 2003, respectively, there were warrants outstanding to purchase 1,653,585 shares of common stock at an exercise price of $9.65 per share.

In September 2003, the Company issued and sold 6.6 million shares of common stock in a public offering at a price of $40.75 per share. The Company sold these shares under a "shelf" registration statement pursuant to which it may issue and sell up to $750 million of its debt and equity securities. Proceeds to the Company from the offering were $260.6 million, net of underwriters' discounts and offering costs.

In February 2002, certain of the Company's stockholders sold 7.4 million shares of common stock in an underwritten public offering. The Company did not receive any of the proceeds from this offering.

Stock Plans

Under the terms of the Apogent merger agreement, each outstanding option to purchase shares of Apogent common stock became fully vested and was assumed by Fisher. Each option outstanding at the time of the merger was converted into the right to acquire shares of Fisher common stock determined by multiplying (i) the number of shares of Apogent common stock subject to the option immediately prior to the effective date of merger (August 2, 2004) by (ii) 0.56; rounded down to the nearest whole number. The per share exercise price for the Fisher common stock issuable upon the conversion of the Apogent options was adjusted by dividing the exercise price per share of the Apogent common stock that otherwise could have been purchased under the Apogent stock option by 0.56; rounded up to the nearest whole cent. On August 2, 2004 Apogent had 11,184,155 options outstanding, which were converted into 6,263,127 options to purchase Fisher shares. As of December 31, 2004 there were 3,533,068 options outstanding from the former Apogent awards.

Under the Company's 2003 Equity and Incentive Plan, the Company may grant up to 2,700,000 shares of common stock in the form of incentive stock options, non-qualified stock options, other stock-based awards, including, but not limited to, restricted stock units or dividend payments. No more than 15% of the shares reserved for issuance shall be issued as restricted stock, restricted units or similar full share value awards. The aggregate awards granted during any fiscal year to any single individual shall not exceed either 1,100,000 shares subject to options or stock appreciation rights or 400,000 shares subject to other stock-based awards (other than stock appreciation rights). Options granted have a term of five or ten years and generally vest over three years. The exercise price of any option granted may not be less than fair market value of the common stock on the date of the grant. As of December 31, 2004, 41,668 shares are available for grant.

Under the Company's 2001 Equity and Incentive Plan (the "2001 Plan"), the Company may grant up to 8,000,000 shares of common stock in the form of incentive stock options, non-qualified stock options, other stock-based awards, including but not limited to restricted stock units or dividend payments. No more than 3,000,000 shares of common stock may be awarded in respect to options, restricted stock, restricted stock units or other stock-based awards to any individual under the 2001 Plan. Options granted have a term of five or ten years and generally vest over three years. The exercise price of any option may not be granted at less than the fair market value of the common stock on the date of the grant. As of December 31, 2004, 1,484,386 shares are available for grant. During 2004, the Company granted compensatory restricted stock units under the 2001 Plan and at December 31, 2004 had 34,623 restricted stock units outstanding. The restricted stock units vest over a two-year period.

Upon adoption of the 2001 Plan, the Company ceased granting awards under the 1998 Equity and Incentive Plan (the "1998 Plan"). As of December 31, 2004, there were 1,968,151 shares outstanding under the 1998 Plan. Awards under the 1998 Plan were authorized to be made in the form of options (whether incentive or otherwise), stock appreciation rights, restricted stock, dividend equivalents and other stock-based awards. Options granted under the 1998 Plan have a term of 10 years and generally vest either over a three to five year period in equal installments, or in one installment nine years from the date of grant, unless sooner vested upon the achievement of certain performance targets or other factors. The Company also granted options to purchase 758,333 shares of common stock having a 10-year term and vesting five to nine years from the date of grant, unless sooner vested upon the achievement of certain performance targets or unless "put" to the Company by the executive or "called" by the Company in accordance with the terms of the respective grant agreements. The total "put" and/or "call" rights are limited to $10.0 million plus interest and are recorded in other liabilities.

A summary of the status of the Company's stock option plans as of December 31, 2004, 2003 and 2002, and changes during the years then ended is presented in the following table:

	2004		2003		2002	
	Shares (in 000s)	Weighted-Average Exercise Price	Shares (in 000s)	Weighted-Average Exercise Price	Shares (in 000s)	Weighted-Average Exercise Price
Outstanding at beginning of year	11,039	$25.77	7,740	$19.73	7,587	$18.45
Granted	7,725	39.72	4,883	34.49	1,065	28.93
Exercised	(5,075)	26.78	(978)	20.24	(481)	13.18
Canceled/Expired/Forfeited	(684)	34.29	(606)	27.93	(431)	27.26
Outstanding at end of year	13,005	$33.22	11,039	$25.77	7,740	$19.73
Exercisable at end of year	9,803	$30.31	5,402	$18.65	4,461	$14.26
Weighted-average fair value of options granted		$18.37		$13.96		$13.11

The following table summarizes information about stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding (in 000s)	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable (in 000s)	Weighted-Average Exercise Price
$ 9.00 – $13.00	1,583	3.1	$ 9.52	1,583	$ 9.52
13.01 – 17.00	50	1.5	16.46	50	16.46
17.01 – 21.00	93	4.1	18.16	93	18.16
21.01 – 25.00	1,196	6.2	23.93	1,189	23.94
25.01 – 29.00	2,046	7.4	28.36	815	28.44
29.01 – 33.00	1,449	6.8	30.10	1,398	30.05
33.01 – 37.00	1,310	2.9	35.00	1,243	35.04
37.01 – 41.00	2,497	4.4	39.25	2,104	39.19
41.01 – 45.00	1,174	6.6	44.28	1,049	44.29
45.01 – 49.00	287	7.7	47.87	278	47.91
49.01 – 54.00	204	9.2	53.19	–	–
54.01 – 59.00	981	9.5	56.73	1	57.32
59.01 – 64.00	135	9.6	59.60	–	–
	13,005			9,803	

15 OTHER (INCOME) EXPENSE, NET

Other (income) expense, net, consists of interest income on cash and cash equivalents and other non-operating income and expense items. Other (income) expense, net, includes the following for the years ended December 31, 2004, 2003 and 2002 (in millions):

	2004	2003	2002
Debt refinancing costs	$ 14.4	$65.9	$ 4.1
Acquisition-related foreign currency hedges	2.2	15.7	–
Fixed-swap unwind costs	–	–	7.1
Interest income and other	(4.1)	(3.9)	1.1
Gain on sale of investment	(22.7)	–	–
Other (income) expense, net	$(10.2)	$77.7	$12.3

Debt refinancing costs in 2004 primarily relate to third-party costs incurred to refinance the debt assumed in the Apogent merger and the write-off of deferred financing fees and third-party costs related to the Fisher credit facility that was refinanced upon consummation of the Apogent merger. Amounts in 2003 primarily relate to call premiums and the write-off of deferred financing fees for the redemption of our previously outstanding 9% senior subordinated notes and 7 1/8% notes.

In the fourth quarter of 2004 the Company received proceeds of $26 million, and recognized a gain of $22.7 million, from the liquidation of an investment in ProcureNet Inc. ("ProcureNet"). ProcureNet is a former subsidiary that was spun off from Fisher in 1999.

16 INCOME TAXES

The domestic and foreign components of income before income taxes are as follows for the years ended December 31, 2004, 2003 and 2002 (in millions):

	2004	2003	2002
Domestic	$ 76.2	$ 37.0	$ 88.9
Foreign	116.2	59.1	52.6
Income before income taxes	$192.4	$ 96.1	$141.5

The components of the income tax provision are as follows for the years ended December 31, 2004, 2003 and 2002 (in millions):

	2004	2003	2002
Current income tax expense:			
Federal	$ 4.9	$ 11.2	$ 0.5
State	2.3	2.3	1.8
Foreign	21.8	4.7	6.4
Total current	29.0	18.2	8.7
Deferred income tax expense (benefit):			
Federal	6.6	0.7	29.4
State	0.4	0.2	1.3
Foreign	(10.0)	(1.4)	5.4
Total deferred	(3.0)	(0.5)	36.1
Total income tax provision	$ 26.0	$ 17.7	$ 44.8

A reconciliation of income tax expense at the U.S. statutory rate to the recorded income tax provision is as follows for the years ended December 31, 2004, 2003 and 2002 (in millions):

	2004	2003	2002
Taxes computed at statutory rate	$67.3	$33.6	$49.5
Foreign tax rate differential and foreign losses not tax benefited	(20.6)	(17.4)	(7.0)
State income taxes, net of federal benefit	1.6	1.6	2.1
Non-deductible permanent items, net	–	0.7	1.4
Basis difference investment disposed	(6.8)	–	–
Tax audit settled	(10.9)	–	–
Foreign tax credits benefited	(4.1)	–	–
Other	(0.5)	(0.8)	(1.2)
Income tax provision	$26.0	$17.7	$44.8

The tax effects of temporary items that gave rise to significant portions of the deferred tax assets and liabilities are as follows as of December 31, 2004 and 2003 (in millions):

	2004	2003
Deferred tax assets:		
Postretirement benefit costs other than pension	$ 20.5	$ 21.2
Environmental accruals	11.2	11.2
Net operating loss and capital loss carryforwards	147.8	91.4
Accrued employee benefits	22.7	19.9
Charitable loss	5.1	4.7
Reserves and other accruals	40.4	24.7
Inventory reserves	28.9	8.9
Allowance for doubtful accounts	4.7	8.0
Investments	7.4	7.7
Property, plant and equipment	7.2	–
Pension	11.6	–
Other	31.2	18.0
Tax credits	6.1	–
Gross deferred tax assets	344.8	215.7
Less valuation allowance	(72.1)	(42.7)
Total deferred tax assets	272.7	173.0
Deferred tax liabilities:		
Goodwill and other intangibles	609.7	41.7
Property, plant and equipment	59.8	21.9
Pension	33.1	18.3
Inventory	5.0	–
Other	22.7	16.7
Total deferred tax liabilities	730.3	98.6
Net deferred tax assets	$ –	$ 74.4
Net deferred tax liabilities	$457.6	$ –

At December 31, 2004, the net deferred tax liability is classified on the balance sheet as $162.4 million of current deferred tax assets, $10.4 million of long-term deferred tax assets, $1.8 million of current deferred tax liabilities and $628.6 million of long-term deferred tax liabilities. At December 31, 2003, the net deferred tax asset is classified on the balance sheet as $92.1 million of current deferred tax assets and $17.7 million of long-term deferred tax liabilities. The Apogent acquisition resulted in an increase to current deferred tax assets of $33.4 million, current deferred tax liabilities of $1.2 million and long-term deferred tax liabilities of $569.4 million.

Deferred tax assets include the benefit of net operating loss carryforwards subject to appropriate valuation allowances. The Company evaluates the tax benefits of net operating loss carryforwards on an ongoing basis taking into consideration such factors as the future reversals of existing taxable temporary differences, projected future operating results, the available carryforward period and other circumstances. At December 31, 2004, the Company had accumulated net operating loss carryforwards for tax purposes expiring as follows (in millions):

	Foreign	State	Federal
2005 – 2014	$ 17.4	$ 76.0	$ –
2015 – 2024	–	196.5	172.9
No Expiration	147.4	–	–
Total	$164.8	$272.5	$172.9

At December 31, 2004, the Company had capital loss carryforwards of $40.7 million that expire December 31, 2007. The valuation allowances at December 31, 2004 and 2003 predominantly represent allowances against foreign and state net operating losses and capital loss carryforwards, which are not anticipated to result in future tax benefits. At December 31, 2004, $18.9 million of the valuation allowances may ultimately reduce goodwill if the corresponding losses or credits are utilized.

Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $269.2 million at December 31, 2004. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. No additional provision has been recorded as such earnings are expected to be permanently reinvested.

On October 22, 2004, the President signed the American Jobs Creation Act of 2004 (the "Act"). The Act creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85% dividends received deduction for certain dividends from controlled foreign corporations. This deduction is subject to a number of limitations and, as of today, uncertainty remains as to how to interpret numerous provisions in the Act. As such, the Company is not yet in a position to decide on whether, and to what extent, it might repatriate foreign earnings that have not yet been remitted to the U.S. The Company expects to be in a position to finalize its assessment by December 31, 2005.

During the fourth quarter of 2004, the Company finalized its federal audit with the Internal Revenue Service for the taxable years 1999 through 2001. The Company also completed negotiations with certain foreign tax authorities. As a result of these items, a credit of $10.9 million is reflected in the 2004 income tax provision.

17 EMPLOYEE BENEFIT PLANS

The Company has defined benefit pension plans available to substantially all employees that are either fully paid for by the Company or provide for mandatory employee contributions as a condition of participation. Under the cash balance plan in the United States, a participating employee accumulates a cash balance account, which is credited monthly with an allocation equal to 3.5% of compensation and interest. The Company funds annually, at a minimum, the statutorily required minimum amount as actuarially determined. During 2004 and 2003, the Company made voluntary contributions of approximately $40 million and $50 million, respectively, to its U.S. and international plans.

The Company also maintains a supplemental nonqualified executive retirement program for certain of its executives. The benefit obligation related to this program is included in the tables below and is approximately $49 million and $25 million at December 31, 2004 and 2003, respectively. Assets of approximately $34 million are set aside in a rabbi trust established for this program and are included in other assets on the balance sheet.

The Company, generally at its own discretion, provides a postretirement healthcare program that is administered by the Company to employees who elect to and are eligible to participate. The Company funds a portion of the costs of this program on a self-insured and insured-premium basis.

The changes in benefit obligations and plan assets under the defined benefit pension plans and accumulated benefit obligations were as follows at December 31, 2004 and 2003 (in millions):

	Pension Benefits		Other Postretirement Benefits	
Change in benefit obligation	2004	2003	2004	2003
Benefit obligation at beginning of year	$343.6	$293.8	$28.2	$25.1
Business combination	187.9	–	7.0	–
Service costs	18.8	12.6	0.4	0.4
Interest costs	27.8	19.0	1.9	1.6
Plan amendment	12.9	–	–	–
Plan participants' contribution	1.9	1.0	2.0	1.6
Actuarial loss[a]	24.1	20.9	0.8	0.7
Benefits paid	(18.9)	(17.4)	(3.5)	(2.5)
Currency translation adjustment	13.6	13.7	0.3	1.3
Benefit obligation at end of year	$611.7	$343.6	$37.1	$28.2

Change in plan assets	Pension Benefits 2004	2003
Fair value of plan assets at beginning of year	$329.2	$249.7
Business combination	112.2	–
Actual return on plan assets	31.6	33.7
Employer contribution	46.7	50.6
Plan participants' contribution	1.9	1.0
Benefits paid	(18.9)	(17.4)
Currency translation adjustment	11.4	11.6
Fair value of plan assets at end of year	$514.1	$329.2

[a] Includes a $1.9 million gain in other postretirement benefits to reflect the impact of FASB Staff Position No. 106-2 ("FSP 106-2"), "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" as discussed in Note 23, "Recent Accounting Pronouncements."

The funded status of the Company's defined benefit pension and postretirement programs was as follows at December 31, 2004 and 2003 (in millions):

	Pension Benefits		Other Postretirement Benefits	
	2004	2003	2004	2003
Funded status	$(97.6)	$(14.4)	$(36.7)	$(28.1)
Unrecognized net actuarial (gain) loss	110.4	81.8	(19.2)	(22.1)
Unrecognized prior service costs	8.4	(3.5)	(2.5)	(4.7)
Unrecognized net transition obligation	0.5	0.4	–	–
Net amount recognized	$21.7	$64.3	$(58.4)	$(54.9)
Prepaid benefit asset	$93.0	$85.5		
Accrued benefit liability	(96.0)	(30.1)		
Intangible asset	12.7	1.4		
Accumulated other comprehensive income	12.0	7.5		
Net amount recognized	$21.7	$64.3		
Accumulated benefit obligation	$550.3	$316.2		

The projected benefit obligation and fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets are as follows (in millions):

	Pension Benefits 2004	2003
Projected benefit obligation	$367.5	$123.7
Fair value of plan assets	240.9	84.1

The accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets are as follows (in millions):

	Pension Benefits 2004	2003
Accumulated benefit obligation	$233.3	$38.3
Fair value of plan assets	162.9	12.6

Weighted-average assumptions used to determine the projected benefit obligations for the years ended December 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002
Discount rate	5.70%	6.00%	6.75%
Average rate of increase in employee compensation	4.00%	4.00%	4.00%

Weighted-average assumptions used to determine the net benefit cost (income) for the years ended December 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002
Discount rate	6.00%	6.75%	6.75%
Average rate of increase in employee compensation	4.00%	4.00%	4.00%
Expected long-term rate of return on assets	7.60%	8.25%	8.75%

The overall expected long-term rate of return is developed from the expected future return of each asset class, weighted by the expected allocation of pension assets to that asset class. The Company considers historical performance for the types of assets in which the plans invest, independent market forecasts and management estimates when developing the expected rate of return for each class of assets. The measurement date for our plans is October 31.

The net periodic pension benefits cost (income) and postretirement healthcare benefit includes the following components for the years ended December 31, 2004, 2003 and 2002 (in millions):

	Pension Benefits			Other Postretirement Benefits		
	2004	2003	2002	2004	2003	2002
COMPONENTS OF NET PERIODIC BENEFIT COST (INCOME)						
Service cost	$ 18.8	$ 12.6	$ 10.9	$ 0.4	$ 0.4	$ 0.4
Interest cost	27.8	19.0	17.7	1.9	1.6	1.6
Expected return on plan assets	(33.3)	(25.1)	(24.0)	–	–	–
Amortization of unrecognized net (gain) loss	0.3	0.4	0.3	(1.9)	(2.3)	(2.1)
Amortization of unrecognized prior service benefit	1.0	(0.5)	(0.5)	(2.2)	(1.5)	(2.2)
Amortization of unrecognized net transition asset	(0.1)	(0.1)	(0.1)	–	–	–
Recognized net actuarial loss	0.8	0.7	0.1	–	–	0.1
Settlement/curtailment (gain) loss	1.2	1.3	(0.1)	–	–	–
Net periodic benefit cost (income)	$ 16.5	$ 8.3	$ 4.3	$(1.8)	$(1.8)	$(2.2)

Contributions, consisting of primarily voluntary contributions, for 2005 are estimated at between $20 million and $30 million.

Future benefit payments during the next five years and in the aggregate for the five fiscal years thereafter are as follows (in millions):

Year end December 31,	Pension Benefits	Other Postretirement Benefits
2005	$ 24.7	$ 2.6
2006	26.3	2.6
2007	28.0	2.6
2008	31.0	2.6
2009	31.7	2.6
2010 – 2014	191.2	12.5

In 1993, the Company amended certain of its existing postretirement healthcare programs creating an unrecognized prior service benefit. The unrecognized prior service benefit is being amortized over approximately 13 years.

The Company's investment policy for its pension plans is to balance risk and return through a diversified portfolio of U.S. equities, non-U.S. equities, fixed income securities and private equity investments. Maturities for fixed income securities are managed such that sufficient liquidity exists to meet near-term benefit payment obligations.

The Company's weighted-average asset allocations at October 31, 2004 and 2003 are as follows:

Asset Category	2004	2003
Equity securities	47%	41%
Debt securities	48%	57%
Real estate and other	5%	2%
Total	100%	100%

The weighted-average asset allocations presented above are consistent with the Company's asset allocation targets.

A 14.0% annual rate of increase in per capita cost of covered healthcare benefits was assumed for 2005, which gradually decreases to an ultimate rate of 6.0% in 2012. A change in the assumed healthcare cost trend rate by 1 percentage point effective January 2004 would change the accumulated postretirement benefit obligation as of December 31, 2004 by approximately $1.4 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost (income) for the year ended December 31, 2004 by approximately $0.1 million.

The Company also maintains a defined contribution savings and profit sharing plan (the "Plan"). The Company also assumed a defined contribution plan from the Apogent merger. Eligible employees are allowed to participate in the Plan immediately upon employment. Participants may elect to contribute between 1% and 15% of their annual compensation, as defined in the Plan. The Company is obligated to contribute an amount equal to 25% of each employee's basic contribution, as defined, and may, at the discretion of the Company, contribute additional amounts. For the years ended December 31, 2004, 2003 and 2002, the Company's contributions to the Plan were $10.7 million, $6.5 million, and $4.4 million, respectively.

18 CHANGE IN ACCOUNTING PRINCIPLE

During 2002, the Company completed its transitional assessment in accordance with SFAS 142 to determine if goodwill was impaired as of January 1, 2002. As a result, the Company recorded a noncash charge of $63.8 million ($46.1 million, net of tax) in our statement of operations reflecting the cumulative effect of the accounting change to adjust goodwill to its current fair value. The scientific products and services segment and laboratory workstations segment accounted for $19.7 million and $44.1 million of the charge, respectively.

The impairment charge in the scientific products and services segment related to certain of our smaller market international distribution businesses where operating performance was lower than originally forecasted. The laboratory workstations segment is sensitive to changes in capital spending, and several of the markets to which the laboratory workstations segment sells, including the technology industry, experienced a significant economic slowdown causing a reduction in capital spending in those markets. As a result, sales growth was significantly less than originally forecasted, resulting in decreased profitability.

19 RESTRUCTURING CHARGES

During 2004, the Company implemented restructuring plans (collectively the "2004 Restructuring Plan") focused on the integration of certain international operations and the streamlining of domestic operations. These plans include the consolidation of office, warehouse, and manufacturing facilities. As a result of these actions, the Company recorded a restructuring charge of $7.8 million. The scientific products and services, healthcare products and services and laboratory workstations segments accounted for $6.4 million, $1.2 million and $0.2 million, respectively, of this charge.

These charges include $6.0 million for estimated employee separation costs and $1.8 million of other exit costs. The $6.0 million for employee separation costs relates to termination and other severance costs associated with 414 salaried and hourly employees. The other exit costs primarily represent legal and contract termination costs. At December 31, 2004, the Company had $4.8 million in accruals related to the ongoing 2004 Restructuring Plan included in the balance sheet, $3.3 million in restructuring accruals as of December 31, 2004 related to employee separation costs with the remainder pertaining to other exit activities. These costs are expected to be paid during 2005.

During 2002, the Company recorded net restructuring credits of $2.2 million for the reversal of certain costs accrued in the Company's 2001 Restructuring Plan. $2.0 million of the restructuring credits are primarily related to a reduction in estimated severance costs due to certain employees electing to voluntarily separate from the Company. The scientific products and services and healthcare products and services segments accounted for $2.1 million and $0.1 million of the restructuring credit, respectively.

As of December 31, 2004 and 2003, $1.3 million and $2.2 million, respectively, in accruals related to ongoing lease commitments are included on the balance sheet related to the 2001 Restructuring Plan.

20 SEGMENT AND GEOGRAPHIC FINANCIAL INFORMATION

The Company reports financial results on the basis of three reportable segments: scientific products and services, healthcare products and services, and laboratory workstations. The Company's segments are organized by customer markets. Segment financial performance is evaluated based upon operating income excluding items that the Company considers to be nonrecurring to the Company's operations.

Selected business segment financial information for the years ended December 31, 2004, 2003 and 2002 is presented below (in millions):

	Sales			Income from Operations		
	2004	2003	2002	2004	2003	2002
Scientific products and services	$3,454.7	$2,501.0	$2,258.0	$375.5	$230.0	$206.2
Healthcare products and services	1,067.4	877.2	806.7	98.3	35.7	25.2
Laboratory workstations	176.1	206.1	193.9	2.8	11.1	11.7
Eliminations	(35.5)	(19.9)	(20.2)	(0.3)	(0.1)	(0.2)
Segment sub-total	4,662.7	3,564.4	3,238.4	476.3	276.7	242.9
Other charges:						
Inventory step-up	–	–	–	82.9	18.1	–
Restructuring charges (credits)	–	–	–	7.8	–	(2.2)
Goodwill impairment	–	–	–	64.9	–	–
Other charges	–	–	–	33.7	–	–
Total	$4,662.7	$3,564.4	$3,238.4	$287.0	$258.6	$245.1

Income from operations is revenue less related direct and allocated expenses.

In 2004, the Company recorded charges of $82.9 million to step up the fair value of inventory from the Apogent, Oxoid, Dharmacon and Perbio acquisitions, $25.0 million of integration costs, $7.8 million of restructuring charges, $6.0 million of a charitable contribution, $64.9 million of impairment charges for goodwill and $2.7 million of impairment charges for other long-lived assets. In 2003, the Company recorded a charge of $18.1 million related to the step-up of Perbio's inventory to its acquired fair value. In 2002, the Company recorded a restructuring credit of $2.2 million.

Total assets, capital expenditures and depreciation and amortization by segment for the years ended December 31, 2004, 2003 and 2002 are as follows (in millions):

	Assets			Capital Expenditures			Depreciation and Amortization		
	2004	2003	2002	2004	2003	2002	2004	2003	2002
Scientific products and services	$5,917.4	$2,387.8	$1,336.0	$70.1	$63.1	$32.3	$111.7	$67.2	$57.6
Healthcare products and services	2,113.1	365.3	411.5	12.4	11.6	6.8	27.4	11.6	12.3
Laboratory workstations	59.7	106.3	123.9	10.9	5.5	4.8	4.2	4.0	5.0
Total	$8,090.2	$2,859.4	$1,871.4	$93.4	$80.2	$43.9	$143.3	$82.8	$74.9

Sales outside the United States were approximately 25%, 20% and 18% of total sales in 2004, 2003 and 2002, respectively. No single foreign country or customer accounted for more than 10% of sales during any of the three years ended December 31, 2004.

Long-lived assets and revenue by geographic area for the years ended December 31, 2004, 2003 and 2002 are as follows (in millions):

	Long-Lived Assets	
	2004	2003
Long-lived assets by geographic area:		
Domestic	$5,065.6	$1,273.9
International	1,127.5	414.9
Total	$6,193.1	$1,688.8

	Revenue		
	2004	2003	2002
Revenue by geographic area:			
Domestic	$3,621.9	$2,917.4	$2,689.5
International	1,166.6	696.3	584.6
Eliminations	(125.8)	(49.3)	(35.7)
Total	$4,662.7	$3,564.4	$3,238.4

Sales are attributable to the geographic region based upon the location of the entity generating the sale.

21 RELATED PARTIES

The Company is a party to a rental and service agreement with Latona Associates Inc. (which is controlled by a stockholder of the Company) under which the Company provides office space and certain building administrative services. The Company received $250,000 under the agreement for each of the three years ended December 31, 2004, 2003 and 2002. The Company made contributions of $7.0 million (including $6.0 million in the fourth quarter of 2004), $0.8 million and $1.7 million to the Winthrop Foundation (the "Foundation") in 2004, 2003 and 2002, respectively. The Foundation is a charitable private foundation that makes charitable contributions on behalf of the Company and its employees and has common board members with the Company. The Company is not obligated to make future contributions to the Foundation.

In 2003, the Company recorded a charge of $1.5 million to terminate the management agreement between the Company and Thomas H. Lee Company ("THL"), pursuant to which THL and certain of its affiliates provided consulting and management advisory services. This agreement was originally set to expire in 2004 and would have resulted in fees totaling $1.8 million being paid to THL for the period from the termination date through the end of the original term of the agreement. THL is no longer affiliated with the Company.

22 SUBSEQUENT EVENTS

On March 7, 2005, the Company signed a definitive agreement to sell Atos Medical AB, a manufacturer of ear, nose and throat medical devices with 2004 sales totaling $35 million in exchange for $110 million in cash. The agreement is subject to customary closing procedures. Atos Medical AB is included in the healthcare products and services segment.

23 RECENT ACCOUNTING PRONOUNCEMENTS

In April 2004, the FASB issued Staff Position No. 129-1, "Disclosure Requirements under FASB Statement No. 129, Disclosure of Information about Capital Structure, Relating to *Contingently Convertible Securities*" ("FSP 129-1"). FSP 129-1 requires additional quantitative and qualitative disclosure regarding the nature of the contingency and the potential impact of contingently convertible securities. The adoption of this pronouncement did not have a material effect on the Company's financial position or results of operations.

The Emerging Issues Task Force ("EITF") reached a tentative consensus at its July meeting on the draft abstract for EITF Issue No. 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings Per Share" ("EITF 04-8"). EITF 04-8 would require contingently convertible debt to be included in diluted earnings per share computations, if dilutive, regardless of whether a conversion event has occurred. The effective date of this issue is for reporting periods ending on or after December 15, 2004. In accordance with the guidance, prior periods earnings per share amounts presented for comparative purposes have been restated to conform to this consensus.

In May 2004, the FASB issued Staff Position No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement, and Modernization Act of 2003," (the "Act") ("FSP 106-2"). FSP 106-2 supercedes the accounting and disclosure requirements of FSP 106-1 issued in December 2003. FSP 106-2 requires presently enacted changes in relevant laws to be considered in current period measurements of net periodic postretirement benefit cost and the accumulated projected benefit obligation (the "APBO"). The Company has completed its evaluation of the impact of FSP 106-2's initial recognition, measurement and disclosure provisions on its plans, and has recorded an approximately $1.9 million decrease to its APBO as of December 31, 2004.

In November 2004, the EITF reached a consensus on EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments" ("EITF 03-1"). EITF 03-1 provides guidance on determining other-than-temporary impairments and its application to marketable equity and debt securities accounted for under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," as well as investments accounted for under the cost method of accounting. In September 2004, the FASB issued FASB Staff Position ("FSP") EITF Issue 03-1-1 which delayed the effective date for the measurement and recognition guidance contained in EITF 03-1 pending finalization of the draft FSP EITF Issue 03-1-a, "Implementation Guidance for the Application of Paragraph 16 of EITF 03-1." The disclosure requirements of EITF 03-1 remain in effect. The Company adopted the disclosure requirements of EITF 03-1 as of December 31, 2004. The adoption of the recognition and measurement provisions of EITF 03-1 when finalized are not expected to have a material impact on the Company's results of operations, financial position or cash flows.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4" ("SFAS No. 151"). SFAS No. 151 amends Accounting Research Bulletin No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overhead to inventory be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is currently assessing the impact that SFAS No. 151 will have on the results of operations, financial position or cash flows.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). SFAS 123R addresses the accounting for share-based payments to employees, including grants of employee stock options. Under the new standard, companies will no longer be able to account for share-based compensation transactions using the intrinsic method in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees." Instead, companies will be required to account for such transactions using a fair-value method and recognize the related expense associated with share-based payments in the consolidated statement of operations. SFAS 123R will be effective for periods beginning after June 15, 2005 and allows, but does not require, companies to restate the full fiscal year of 2005 or retroactive restatement to earlier periods to reflect the impact of expensing share-based payments under SFAS 123R. The Company has not yet determined which fair-value method and transitional provision it will follow. The Company is currently assessing the effect that SFAS 123R will have on the results of operations.

NOTES TO
FINANCIAL STATEMENTS

24 UNAUDITED QUARTERLY FINANCIAL INFORMATION

The Company's common stock is listed on the New York Stock Exchange ("NYSE") under the trading symbol FSH. The following is a summary of quarterly financial information for 2004 and 2003 including the high and low closing sales prices of the stock as reported by the NYSE for each of the quarterly periods listed (in millions, except per share data):

	2004				
	First	Second	Third	Fourth	Year
Sales	$1,011.0	$1,057.6	$1,263.0	$1,331.1	$4,662.7
Gross Profit[a]	275.8	307.9	362.9	430.5	1,377.1
Net Income (loss)[b][f]	$ 34.6	$ 44.7	$ 36.1	$ 51.0	$ 166.4
Net Income (loss) per common share:					
Basic[e][f]	$ 0.54	$ 0.70	$ 0.36	$ 0.43	$ 1.93
Diluted[e][f]	$ 0.51	$ 0.64	$ 0.34	$ 0.41	$ 1.80
Market price:					
High	$ 56.20	$ 60.10	$ 59.61	$ 62.60	$ 62.60
Low	$ 39.76	$ 54.15	$ 53.26	$ 53.49	$ 39.76

	2003				
	First	Second	Third	Fourth	Year
Sales	$ 833.4	$ 864.5	$ 890.0	$ 976.5	$3,564.4
Gross Profit[c]	218.5	227.8	239.0	254.2	939.5
Net Income (loss)[d]	$ (0.9)	$ 33.0	$ 27.7	$ 18.6	$ 78.4
Net Income (loss) per common share:					
Basic	$ (0.02)	$ 0.60	$ 0.50	$ 0.30	$ 1.38
Diluted	$ (0.02)	$ 0.57	$ 0.47	$ 0.28	$ 1.29
Market price:					
High	$ 32.30	$ 35.47	$ 40.83	$ 42.24	$ 42.24
Low	$ 27.70	$ 26.19	$ 35.04	$ 38.48	$ 26.19

[a] During 2004, the Company recorded charges totaling $90.4 million consisting of $82.9 million to step up the fair value of inventory from the Apogent, Oxoid, Dharmacon, and Perbio acquisitions, $5.6 million of integration costs, and $1.9 million of impairment charges for fixed assets.

[b] During 2004, the Company recorded charges totaling $100.3 million, net of tax, consisting of the items noted in (a) above as well as $7.8 million of restructuring charges, a $6.0 million charitable contribution, $65.7 million impairment charge for long-lived assets, $16.6 million of refinancing charges, $22.7 million gain on sale of investment, and $10.9 million tax provision credit related to finalizing certain domestic and foreign tax audits and negotiations.

[c] During 2003, the Company recorded a charge of $18.1 million related to the step-up of Perbio's inventory to its acquired fair value.

[d] During 2003, the Company recorded charges totaling $81.6 million, consisting of $15.7 million for options to hedge the foreign currency exposure related to the acquisition of Perbio and $65.9 million in call premiums and the write-off of financing fees associated with the retirement of debt.

[e] The Company has adopted the provisions of EITF Issue No. 04-8 ("EITF 04-8"), "The Effect of Contingently Convertible Debt on Diluted Earnings Per Share" in calculating quarterly diluted earnings per common share for 2004.

[f] Reflects adjustments as disclosed in Form 10-Q/A for the quarter ended September 30, 2004.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Fisher Scientific International Inc.

We have audited the accompanying consolidated balance sheets of Fisher Scientific International Inc. and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of operations, cash flows and changes in stockholders' equity and other comprehensive income for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Fisher Scientific International Inc. and subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 18 to the financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill and intangible assets upon adoption of Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets."

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004 based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report (not presented herein) dated March 15, 2005, expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

New York, New York
March 15, 2005

CORPORATE INFORMATION

HEADQUARTERS

Fisher Scientific International Inc.
Liberty Lane
Hampton, NH 03842
Tel: 603-926-5911

STOCK LISTING

Fisher Scientific common stock is listed on the New York Stock Exchange under the symbol FSH.

STOCK TRANSFER AGENT AND REGISTRAR

Inquiries concerning transfer requirements, stock holdings, dividend checks, duplicate mailings and change of address should be directed to:
Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660
Tel: 800-756-3353
www.melloninvestor.com

INVESTOR RELATIONS

Investors and their analysts should direct their inquiries to:
Director of Investor Relations
Fisher Scientific International Inc.
Liberty Lane
Hampton, NH 03842
Tel: 603-926-5911

REQUESTS FOR REPORTS

The Fisher Scientific annual report on Form 10-K and quarterly reports on Form 10-Q, as filed with the U.S. Securities and Exchange Commission, may be obtained without charge by written request to the Corporate Secretary at the headquarters address. These reports are also available on the Internet at www.fisherscientific.com and www.sec.gov (search the EDGAR Archives for "Fisher Scientific International").

BOARD OF DIRECTORS

March 18, 2005

Michael D. Dingman, 73, is president of Shipston Group Ltd., a position he has held since 1994. He was chairman of Fisher Scientific International Inc. from 1991 until 1998. [2,3]

Christopher L. Doerr, 55, has served as co-chief executive officer of Passage Partners, LLC, a private investment company, since 2000. He was president and co-chief executive officer of Leeson Electric Corporation from December 1989 to September 2000. He is a director of Regal-Beloit Corporation.

Frank H. Jellinek, Jr., 59, has served as chairman emeritus of Fisher Scientific International Inc., since August 2004. Mr. Jellinek was president and chief executive officer and a director of Apogent Technologies Inc. from 2000 to 2004. He served as president and chief executive officer of Apogent's subsidiary, Sybron Laboratory Products Corporation from 1998 to 2000. Previously he was president of Apogent's subsidiary, Erie Scientific Company from 1972 to 1998.

Paul M. Meister, 52, is vice chairman of Fisher Scientific International Inc., a position he has held since 1998. From 1998 to 2001, Mr. Meister also served as executive vice president and chief financial officer. From 1991 to 1998, he was senior vice president and chief financial officer. Mr. Meister is a director of LKQ Corporation, M & F Worldwide Corp. and National Waterworks, Inc.

Paul M. Montrone, 63, is chairman and chief executive officer of Fisher Scientific International Inc. He has served as chairman since 1998 and chief executive officer since 1991. From 1991 to 1998, he also served as president and as a director.

Simon B. Rich, 60, served as chairman of Louis Dreyfus Natural Gas Corp. (now Dominion Exploration & Production, Inc.) from 1996 until his retirement in 2001, and as president and chief executive officer from 1993 to 1996. He was chief executive officer of Louis Dreyfus Holding Company from 1998 to 2000 and executive vice president from 1986 to 1990.

Charles A. Sanders, M.D., 73, has been chairman of the Foundation for the National Institutes of Health since 1997. Dr. Sanders also served as chief executive officer of Glaxo Inc. from 1989 to 1994 and was chairman of the Glaxo board from 1992 to 1995. He is a director of BioPure Corp., Cephalon Inc., Genentech Inc., Trimeris Inc. and Vertex Pharmaceuticals. [1,3]

Scott M. Sperling, 47, is co-president of Thomas H. Lee Partners, L.P. and has been employed by the company and its predecessor, Thomas H. Lee Company, since 1994. Mr. Sperling also serves as a director of Houghton Mifflin Co., Vertis, Inc., ProSiebenSat.1 Media AG, Warner Music Group Corp., Warner Music Group Inc. and Wyndham International Inc. [2,3]

W. Clayton Stephens, 62, is president and a director of Warren Capital Corporation, positions he has held since 1984 when he founded the company. He is also a member of the Advisory Board of Sonoma National Bank. [1,2]

Richard W. Vieser, 77, is chairman emeritus of Varian Medical Systems, Inc. and is a director of Viasystems Group, Inc. Prior to his retirement in 1989, he served as chairman of the board, president and chief executive officer of Lear Siegler, Inc., FL Industries, Inc. and FL Aerospace. [1]

[1] Member of the Audit Committee
[2] Member of the Compensation Committee
[3] Member of the Nominating and Corporate Governance Committee

CORPORATE OFFICERS

Paul M. Montrone
Chairman and Chief Executive Officer

Paul M. Meister
Vice Chairman

David T. Della Penta
President and Chief Operating Officer

Kevin P. Clark
Vice President and Chief Financial Officer

Mark D. Roellig
Vice President, General Counsel and Secretary

BIOTECHNOLOGY COUNCIL

John I. Brauman, Ph.D.
J.G. Jackson-C.J. Wood Professor of Chemistry, Stanford University

Charles R. Cantor, Ph.D.
Chief Scientific Officer and Director of SEQUENOM, Inc.; Director of the Center for Advanced Biotechnology, Boston University; Founder of SelectX Pharmaceuticals, Inc.

Leroy E. Hood, M.D., Ph.D.
President, Institute for Systems Biology

Michael L. Shelanski, M.D., Ph.D.
Delafield Professor of Pathology and Chairman of the Department of Pathology, Columbia University

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